4-30-02

02032314

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For annual report 2001

Royal KPN NV
Telecomplein 5, 2516 CK The Hague, The Netherlands

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal KPN NV

Date: April 17, 2002

By: ______________________________

Name:mr M.J. Potman
Title: head of the KPN Press Office,
the Hague, Holland

Royal KPN N.V. invites its shareholders for the Annual General Meeting of Shareholders that will be held at congress center 'De Meervaart', Meer en Vaart 300, Amsterdam, on Thursday April 25, 2002.

Agenda

1 *Opening and announcements*

2 *2001 annual report and financial statements*
   a. 2001 annual report by the Board of Management
   b. Approval of the 2001 financial statements
   c. Discharge of the members of the Board of Management and the Supervisory Board

3 *Amendment of the Articles of Association*

4 *Composition of the Supervisory Board*
   a. Opportunity to make recommendations for the appointment of a member of the Supervisory Board
   b. Opportunity to object to the proposed appointments
   c. Announcement of vacancies on the Supervisory Board which will arise at the annual General Meeting of Shareholders in 2003

5 *Extension of the authorization of the company to acquire its own shares*

6 *Extension of the designation of the Board of Management as the body authorized to:*
   a. Issue shares;
   b. Restrict or exclude preemptive rights.

7 *Questions and close*

Re 2b:

Under item 2b, the General Meeting of Shareholders is invited to approve KPN's financial statements for the financial year 2001. The Board of Management, with the approval of the Supervisory Board, has charged the result over the financial year 2001 to the free reserves.

Re 2c:

Under item 2c, the General Meeting of Shareholders is invited to grant a discharge to the members of the Board of Management in respect of the policies pursued by them and to the Supervisory Board in respect of their supervisory activities in so far as these are evident from the financial statements.

Re 3:

The Government has announced on various occasions, among others in relation to the amendment of the Enabling Act Koninklijke PTT Nederland N.V., that as a result of the developments on the telecommunications market it no longer considers it necessary that the State can influence KPN by means of civil law mechanisms. Consequently it is proposed that KPN's Articles of Association are amended to cancel certain corporate governance mechanisms introduced at the initial listing of KPN in 1994. These amendments include the cancellation of the right of the Minister of Transport, Public Works and Water Management ('the Minister of Transport') to appoint three members of the Supervisory Board and the cancellation of the preference shares A. The rights of the special share will not be changed until the State's shareholding is reduced significantly. As a result of the cancellation of the preference shares A, the authorized capital will also be changed. Furthermore, certain other technical changes are proposed.

The proposal also includes the granting of authorization to all members of the Board of Management and the Director of Legal Affairs at KPN, as well as all (junior) civil-law notaries employed at the offices of Allen & Overy in Amsterdam, to request the ministerial certificate of no objection for the draft deed of amendment to the Articles of Association, to incorporate in the certificate those amendments that are necessary to obtain the certificate and to execute the deed of amendment to the Articles of Association.

The full proposed amendments to the Articles of Association are available for inspection at the offices of KPN, Maanplein 55, The Hague. Shareholders and other persons entitled to attend the General Meeting can obtain the proposed amendments and explanatory notes free of charge from this address or by calling ABN AMRO Servicedesk at +31 76 579 94 55.

Re 4a:

In accordance with the rotation schedule, Messrs K. Hubée and C.H. van der Hoeven (who was appointed by the Minister of Transport) will retire. Furthermore, as a result of the resignation of Mr A.J. Scheepbouwer on September 9, 2001, the Supervisory Board has a vacancy. Mr Van der Hoeven has indicated that he is available for reappointment. The General Meeting will have the opportunity to make recommendations for these vacancies.

Re 4b:

In the event of no other persons being recommended, the Supervisory Board announces its intention to appoint Mr Van der Hoeven to fill the vacancy created by the resignation of Mr Scheepbouwer as member of the Supervisory Board on September 9, 2001. The Supervisory Board also announces its intention to appoint Mr D.I. Jager to fill the vacancy created by the resignation of Mr Hubée.

In relation to the proposed amendment to the Articles of Association to cancel the Minister of Transport's right to appoint three members of the Supervisory Board, the Minister of Transport has announced that she will waive her right to fill the vacancy created by the resignation of Mr Van der Hoeven.

The General Meeting of Shareholders may object to the proposed appointments. The Central Works Council of KPN has let it be known that it has no objections to either of these proposed appointments. The information required under article 142(3) of Book 2 of the Dutch Civil Code is given at the end of these explanatory notes.

Re 4c:

The Supervisory Board announces that as of the close of the General Meeting of Shareholders in 2002, Prof. V. Halberstadt will retire by rotation.

Re 5:

Under article 15 of the Articles of Association, the company can acquire its own shares or certificates of shares by resolution of the Board of Management. A resolution to acquire the company's own shares which amount to more than 1% of the subscribed capital of common stock shares is subject to the approval of the Supervisory Board and the holder of the special share. Under article 56 of the Articles of Association, this requires the authorization of the General Meeting of Shareholders. The authorization will remain valid for a period not exceeding 18 months. The General Meeting of Shareholders granted such an authorization on May 2, 2001 for a period until November 2, 2002.

It is proposed to extend the authorization of the Board of Management to acquire shares in the company as referred to in article 56 of the Articles of Association for a period of 18 months from the date of this General Meeting, for the maximum amount authorized by law and at a minimum share price of EUR 0.01 and a maximum share price equal to the quoted share price plus 10%. The quoted share price is defined as the average of the closing rates according to the official price list of Euronext Amsterdam N.V. on five trading days prior to the purchase date.

Re 6a:

At the General Meeting of Shareholders on May 2, 2001, the Board of Management was designated for a period of 24 months, i.e. until May 2, 2003, as the body authorized to issue shares and share rights and to restrict or exclude preemptive rights. Articles 12 and 13 of the Articles of Association stipulate that such decisions are subject to the approval of the Supervisory Board and the holder of the special share.

It is proposed to extend the designation of the Board of Management as the body authorized to issue shares and share rights for a further period of 18 months, i.e. until October 25, 2003. This authorization concerns all as yet unissued shares of the current or future authorized capital.

Re 6b:

It is proposed to extend the designation of the Board of Management as the body authorized to restrict or exclude the preemptive rights of shareholders on the issue of ordinary shares, including share rights, for a further period of 18 months, i.e. until October 25, 2003.

Information required under article 142(3) of Book 2 of the Dutch Civil Code.

C.H. VAN DER HOEVEN

Year of birth: 1947
Nationality: Dutch
Current position: President and CEO of Royal Ahold N.V.
Previous positions: Various management positions at Royal Shell Group
KPN shares: none
Supervisory Board and additional functions: Member of the Supervisory Board of ABN AMRO Holding N.V. and Société LVMH Moët Hennessy Louis Vuitton S.A.
Motivation: Mr Van der Hoeven gained extensive experience as a member of the KPN Supervisory Board on the services provided by KPN. He also has extensive knowledge of and experience with the financial and economic aspects of international companies, as well as on the operation of retail markets.
This expertise is very valuable to KPN.

D.I. JAGER

Year of birth: 1944
Nationality: Dutch
Current position: Consultant / advisor
Previous positions: Various management positions at Procter & Gamble, among others that of World Wide Chief Executive Officer from 1998 to 2000
KPN shares: none
Supervisory Board and additional functions: Member of the Supervisory Board of Kodak. Founder and member of the Management Board of ANC Knowledge Solutions
Motivation: Mr Jager has been in charge of a multinational with offices around the world and with approximately 110,000 employees. He has extensive knowledge of and experience with the financial and economic aspects of international companies, as well as with the operation of wholesale markets and distribution channels to retail customers. He also has extensive marketing expertise and is familiar with the Japanese business world and society as a result of various management positions held in Japan.
This expertise is very valuable to KPN.

01

ANNUAL REPORT

ANNUAL REPORT

CONTENTS

Safe harbor

Certain statements in this document are forward-looking statements within the meaning of U.S. federal securities laws and these statements are intended to be covered by the safe harbors created thereby. They include statements concerning future performance, financial condition and planning, competitive position, potential operational improvements, the effects of competition and future legislation. By their very nature, forward-looking statements involve risks, uncertainties and assumptions and the actual outcome of events may prove different. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions in countries in which we operate, customers acceptance of our products and services (which are often new to the market), increased competition, changes in legislation, the outcome of legal proceedings, the development of our investments, joint ventures and partnerships, and the state of information and communication technology in general. Readers are cautioned not to rely unduly on such forward-looking statements. For a more detailed discussion of such risks, we refer to our Annual Report on Form 20-F.

KPN is the market leader in the major segments of the Dutch telecommunications market. Through KPN's interest in E-Plus in Germany and KPN Orange in Belgium, KPN is participating in the mobile communications markets in those countries. In Data/IP, KPN is a strong player in the Benelux. NTT DoCoMo has a 15% interest in KPN Mobile.

Operating information

As of or for the period ending on December 31.

FIXED-NETWORK SERVICES

	2001	2000	1999
Number of access channels (x 1,000):			
• PSTN	6,569	6,915	7,330
• ISDN	3,434	2,964	2,280
• ADSL	138	10	-
Total network airtime usage Fixed Telephony (minutes x million)	59,197	56,222	48,582
Total network airtime usage Carrier Services (minutes x million) [1]	23,443	19,183	10,867

MOBILE COMMUNICATIONS

	2001	2000	1999
Customer base The Netherlands (x 1,000) [2]	5,225	4,845	3,479
Total airtime usage The Netherlands (minutes x million) [2]	6,818	5,826	4,125
Monthly average revenues per user The Netherlands (EUR) [2]	29	32	41
Customer base Germany (x 1,000)	7,481	6,661	3,779
Total airtime usage Germany (minutes x million) [2]	5,961	4,792	3,302
Monthly average revenues per user Germany (EUR) [2]	21	30	39

DATA/IP

	2001	2000	1999
Number of cities with CityRing connections in The Netherlands	43	41	35
Leased lines analog (x 1,000)	85	98	111
Leased lines digital (x 1,000)	52	44	39
Leased lines Flexistream	751	596	269

INTERNET, CALL CENTER AND MEDIA SERVICES (ICM)

	2001	2000	1999
Number of registered ISP subscribers (millions)	2.9	2.1	0.9

1) Excluding International Network Services

2) Excluding international roaming

Key figures and workforce

OPERATING REVENUES


AMOUNTS IN MILLIONS OF EURO
2001 12,859
2000 13,511
1999 9,132

EBITDA MARGIN (EXCLUDING EXCEPTIONAL ITEMS)


IN % OF TOTAL OPERATING REVENUES
2001 29.0%
2000 30.5%
1999 34.9%

EBITDA [1]


AMOUNTS IN MILLIONS OF EURO
2001 3,381
2000 5,756
1999 3,355

EBITDA [1] (EXCLUDING EXCEPTIONAL ITEMS)


AMOUNTS IN MILLIONS OF EURO
2001 3,589
2000 3,403
1999 2,988

1) We define EBITDA ('Earnings Before Interest, Taxes, Depreciation and Amortization') as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of our borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can EBITDA be regarded as an indicator of our operations or cash position.

OPERATING PROFIT/LOSS


AMOUNTS IN MILLIONS OF EURO
2001 −14,436
2000 2,717
1999 1,053

PROFIT AFTER TAXES


AMOUNTS IN MILLIONS OF EURO
2001 −7,495
2000 1,874
1999 828

CASH FLOWS


AMOUNTS IN MILLIONS OF EURO
2001
2,565
−1,664
2,947
2000
2,126
−22,849
21,495
1999
2,451
−2,654
2,350
Operating
Investing
Financing

INVESTMENTS AND ADDITIONS


AMOUNTS IN MILLIONS OF EURO
2001
809
2,949
407
2000
28,052
3,847
3,614
1999
1,019
2,524
257
Investments in intangible fixed assets
Additions to tangible fixed assets
Additions to financial fixed assets

RATIOS


EXCLUDING EXCEPTIONAL ITEMS
2001
-63.5
-30.5
29.6
4.7
-5.88
2000
15.3
7.6
30.6
3.8
1.90
1999
13.4
6.7
35.5
1.3
0.87
Return on average group equity in %
Return on assets in %
Group equity as a % of total capital
Net debt / EBITDA in %
Profit / loss on normal operations after taxes
per ordinary share and per ADS in EURO

CAPITAL


AMOUNTS IN MILLIONS OF EURO
2001
12,172
14,496
41,122
2000
16,352
25,524
53,465
1999
6,389
6,501
17,991
Group equity
Capital base 1)
Total assets

WORKFORCE


2001
45,720
49,121
2000
41,305
47,688
1999
34,753
38,550
Average number of FTEs
Number of employees as of December 31

1) Consists of group equity plus subordinated loans and exchange right.

The year 2001 was the most difficult in KPN's history. The company had already been hit hard by the change in sentiment surrounding the telecommunications industry in 2000, and some thought that 2001 might even prove a knock-out blow. In mid 2001 the net debt amounted to EUR 22.8 billion, and after the merger with Belgacom had fallen through, the KPN share price slumped to EUR 2.03, an all-time low. Because of the steadily falling share price and a series of downward adjustments in credit ratings, the pressing question was: what now?

It was around this time that I was asked to take up the post of chairman of the Board of Management. No simple task, but at times of crisis, many positive forces also assert themselves. Everyone is focused. Everyone accepts the need for far-reaching measures. Anyone who goes through a crisis and comes out of it, is the better for it. What doesn't kill you, makes you stronger, as they say. KPN was one of the first to be hit by the downturn in the industry, but that also meant it was one of the first to be forced to change course. An example of the stimulating effect of adversity, perhaps.

First things first

Especially at times of crisis, timing is of the essence. 'First things first' was our motto in the last quarter of 2001. In other words, deciding carefully what needs to be done, in what order and at what pace. First of all, as a company, we needed breathing space. We got that on 10 September with a new credit facility of EUR 2.5 billion. This was based on the confidence that the company would be able to make a new start and reduce operating costs.

Another problem was KPN's entanglement in a network of international partners, which meant that we did not have enough room for manoeuvre. Realizing that we needed greater freedom of movement, we reassessed our alliances with BellSouth, Qwest and NTT DoCoMo on their merits. The outcome of this evaluation was threefold. We decided to invoke an agreement with BellSouth under which we now have full control of E-Plus and BellSouth temporarily became a KPN shareholder. In turn we reduced our strategic participation in KPNQwest into a minority stake of 39.9%. But we are enthusiastically continuing our cooperation with NTT DoCoMo: we have started to launch i-mode in the Netherlands, Belgium and Germany.

Furthermore, we had to accelerate various restructuring processes. Within KPN, many employees were looking for work that was not there. The basic principle underlying the new approach was to help people to find a new job, but outside KPN. On 25 October we informed the staff and the trade unions about the painful need to reduce the workforce. Although the proposed measures were sweeping, agreement on a social plan and redundancy arrangements were quickly achieved. The trade unions, works councils and employees all understood that such measures had become inevitable. In close consultation we made appropriate and responsible arrangements. Even so, many people have had a rough deal. The only justification for these drastic measures is that they are absolutely necessary. Thanks to contributions from everyone in the company (through the two-year



pay freeze), the need for compulsory redundancies has been reduced and an attractive voluntary redundancy package has been worked out. Many more people are taking advantage of this package than initially expected.

In November we took decisions not only in the area of cost reduction, but also in the areas of strategy, organization, corporate culture and management style. The time was now also ripe for the announcement of a new share issue. Mindful of previous experiences with information leaking out early, we prepared this move in great secrecy. The part of the share issue remaining after subscriptions by existing shareholders was four times oversubscribed. The net proceeds of the share issue, the largest in Dutch history, came to EUR 4.8 billion and had been guaranteed in advance. Around 1 billion new shares were placed, at an issue price of EUR 4.90.

More than 60% of the new shares were bought by existing shareholders. It is not least *because of their confidence in us that our financial position has improved considerably.*

Even though the number of outstanding shares doubled, the share price did not suffer visibly. By the end of 2001 the net debt had come down to EUR 15.7 billion. The financial situation has now stabilized, and KPN is what it should be: a normal company that concentrates on its customers and needs to devote all its energies to maintaining its position in a fiercely competitive market. Continuing to deliver top quality, keeping a close eye on costs and maximizing growth. That is what matters.

Results

Excluding extraordinary items, operating revenues increased by 10.8% in 2001 and operating profit (EBITDA) by 5.5%. Very positive in my view is that our efforts to reduce investments in tangible fixed assets are beginning to bear fruit; they fell by 23% to around EUR 2.9 billion. And that is essential, because KPN will have to move from a negative to a positive free cash flow. That means scaling down investments, controlling working capital and cutting costs. In that way, our debt can be further reduced and the company will become more dynamic.

There are other positive developments, such as the fact that the EBITDA margin in the Fixed Network segment stabilized during the fourth quarter, and that with falling prices and a relatively less profitable product mix.

In KPN Mobile, E-Plus brought about a significant improvement in terms of EBITDA. KPN Mobile is not only concerned with customer numbers. The market is reaching saturation point, and to maximize profit in that situation what matters is customer retention and acquisition of higher-value customers. Other market players are following the same path. I-mode offers us a competitive advantage that we will be able to exploit in the coming period.

The Data/IP segment performed well. We are selling more and more digital lines. The return on these is higher than on analogue fixed lines. The number of customers using the CityRings is expanding steadily, and our ICT company Enterprise Solutions Nederland (ESN) also contributes to this growth.

Our Internet companies are doing well, particularly in terms of customer numbers, online hours and Mxstream/ADSL sales.

All in all, then, a solid foundation for further growth in 2002. This growth will be aimed less at revenues and more than ever at free cash flow. 'Cash is King' has become a common expression at KPN.

Strategy

In the first few months after my appointment there was not much inclination or time for exploring strategic horizons. But it was precisely during this period that – under pressure of circumstances – we had to make some fundamental choices, both in terms of activities and geographical focus. These choices in fact formed the prelude to the company's new strategy.

The strategy focuses on cash flow and debt reduction, but a healthy company must grow. The Dutch Fixed Network is still KPN's backbone and cash generator, but we expect growth above all in the mobile and Data/IP segments. That is why we are concentrating on mobile speech and data communication services in the Netherlands, Belgium and Germany. We will also provide Data/IP services in the Netherlands and Belgium.

Developments in the mobile market will be dominated this year (2002) by the introduction of low-threshold services, such as i-mode. With new technologies such as GPRS and (at a later stage) UMTS, a range of advanced, mobile services will become available for the office, the home and on the move. In some areas we are cooperating with other operators. For instance, we have concluded roaming contracts with Mobilcom and Group 3G/Quam in Germany. In the UMTS sphere, we are exploring the possibilities for cooperation with Telfort and have already made arrangements with Group 3G/Quam. I am convinced that there is room for a third player in Germany in addition to T-Mobile and Vodafone. With E-Plus on board, we operate in a market of 100 million people in the richest part of Europe – surely a market with a great potential for success.

Many activities that were not considered part of our core business have either been sold or outsourced. With the transfer of our call center services to SNT we have considerably strengthened this company's market position. We are ready to sell our directory services, but not until a very good buyer presents itself. Both the call center and the directory services were part of the Telecommerce division. Since only the Internet Service Providers remained, we could no longer justify keeping this division on. The ISPs are now part of the Fixed Network division.

Conclusion

As mentioned, first things first. Above all, KPN will have to capitalize on its own strength for now. First we have to put our house in order, increase our cash flow and further reduce the debt. Then we will see whether we can make headway faster together with others.

I am very grateful to the trade unions and works councils for their sense of realism and their constructive cooperation. Together we agreed a good social plan, which does justice to KPN's identity.

We are not only offering money to those people who have to leave KPN. We are also trying to help them to find another job. We have employed the very best professional employment agencies with excellent contacts. We are confident that their advice and placement efforts will be productive, but we will monitor the process and make changes if necessary. I am well aware that many of the people leaving will have been with the company for a long time. KPN is grateful to them.

I would also like to express my thanks to all the customers who, despite the storms which have broken over the company, have remained loyal to KPN.

Finally, I would like to express my sincere thanks to all KPN employees, on whose commitment we will rely in 2002. They have gone through a very trying year, during which they have had to endure a lot: doubts about the company's future, uncertainty about their own jobs, and the forced departure of colleagues. Throughout this period, they stuck to their tasks and continued to work very hard. Their loyalty to KPN is and remains the company's hidden strength!

Ad Scheepbouwer

Members of the Board of Management

A.J. Scheepbouwer
Mr. Scheepbouwer was appointed Chairman and CEO on November 1, 2001.

J.M. Henderson
Mr. Henderson has been a member of the Board of Management since November 9, 1999. On February 1, 2000, as CFO he became responsible for the financial portfolio.

M. Pieters
Mr. Pieters has been a member of the Board of Management since April 27, 2000. He is director of the division Data/IP.

L. Roobol
Mr. Roobol has been a member of the Board of Management since April 27, 2000. He is director of the division Fixed-network Services.

P. Smits
Mr. Smits has been a member of the Board of Management since November 1, 1998. He is director KPN Mobile since November 1, 2001.

J.F.E. Farwerck
Mr. Farwerck is the Corporate Secretary.

Overview

During 2001, our four core business segments were Fixed-network Services, Mobile Communications, Data Services and Internet Protocol ('Data/IP') and Internet, Call center and Media Services ('ICM'), plus Other activities:

- ***Fixed-network Services*** – these include domestic, fixed-to-mobile and outbound international telephone traffic on our fixed Dutch network for both residential and business customers. The segment also comprises domestic interconnect services, international network access, transmission services and broadband network services.

- ***Mobile Communications*** – this segment comprises all of our mobile communications services, both in The Netherlands and abroad.

- ***Data/IP*** – this segment provides data services (including leased lines), private network services, data communications solutions, and integration services for large business customers (other than telecommunications operators) in the Benelux countries. We also act as the distributor for KPNQwest and Infonet services in the Benelux. In addition, the segment provides other international data transmission services and sells telecommunications infrastructures through KPNQwest, Infonet, PanTel and Euroweb.

- ***ICM*** – this segment includes our Consumer Internet and Media Services, which comprises consumer ISPs, commercial portals and portal enabling services, our Business Commerce Services, which includes call center services, commerce services, Business ISP and e-marketplaces and our Directory Services, which includes telephone information services.

- ***Other activities*** – this comprises various other activities, such as our Business Communications unit (which delivers, installs and services communications equipment for business customers), Xantic (a satellite communications venture with Telstra), our sales and distribution network, including the Primafoon shops and the Business Centers, together with all of our fixed network construction unit, our head office functions, KPN Research and our interests in Český Telecom and Unisource N.V./AUCS.

In the beginning of 2001, we reorganized some of our business units in order to better serve our wholesale customers. A new business unit, Broadband Networks, was formed within the Fixed-network Services segment, focusing on the supply of ADSL services as well as transmission services. In addition the Carrier Services and International Network Services units within our Fixed-network Services segment were merged. We also transferred a limited number of activities between the Fixed-network Services segment and the Data/IP segment. In addition, certain business activities within the ICM segment were reorganized.

In addition, we split up the Business Communications unit. We transferred our local loop services to the Fixed-network Services segment, while supplies, installation and maintenance of peripheral equipment, and corporate workstation management were moved to the Data/IP segment.

Accordingly, all comparative financial information below for the years 2000 and 1999 has been restated in order to reflect the new organizational structure.

We intend to rename KPN Orange as BASE. For the remainder of this report, however, we refer to it as KPN Orange.

Key events in 2001

The year 2001 was an eventful year in which we struggled with our significant debt burden and the eroding margins in the Fixed-network Services segment. We developed a new strategy to help prepare us for the future and sold many of our non-core assets. We further implemented our Vision restructuring plan and attempted to regain customer and investor confidence.

Net debt reduction

During 2001, our primary focus was the reduction of our net debt and the strengthening of our financial position. Our net debt as at December 31, 2001, amounted to EUR 15.7 billion and consisted of gross debt amounting to EUR 23.1 billion less cash and cash equivalents of EUR 7.3 billion (2000: EUR 22 billion, consisting of gross debt of EUR 25.6 billion less cash and cash equivalents of EUR 3.6 billion). In 2002, BellSouth exercised its exchange right which, upon completion, led to additional net debt of approximately EUR 0.9 billion. This has been offset in part by the cash proceeds we received from the sale of our interest in Pannon GSM, amounting to EUR 0.6 billion, and the deconsolidation of its net debt of approximately EUR 0.1 billion.

In order to further reduce our net debt and regain our financial stability we plan to sell non-core assets and implement cost reduction programs, including a reduction of capital expenditures.

Sale of non-core assets

Throughout 2001 and 2002, we have continued our efforts to sell non-core assets. Total cash proceeds from these sales amounted to EUR 3,001 million, of which EUR 2,398 million was received in cash during 2001. The disposals are summarized below:

TOTAL CASH PROCEEDS FROM DISPOSALS

PROCEEDS (IN MILLIONS OF EURO)		
Asset		
Eircell	Entire 21% interest	572
Real estate	Sale of assets	100
KPN Lease	70% interest	161
KPN Datacenter	100% interest	163
eircom	Entire 21% interest	632
KPNQwest	10% of our 44.3% interest	102
Telkomsel	Entire 22.28% interest	668
Announced and received in 2001		**2,398**
Pannon GSM (2002)	Entire 44.7% interest	603
Total cash proceeds		**3,001**

The partial sale of our interest in KPNQwest resulted in a deconsolidation of net debt of EUR 535 million as of November 30, 2001. Our proportional share in the net debt of Pannon GSM of EUR 106 million was deconsolidated following the completion of the sale of our interest in Pannon GSM in February 2002.

Other non-core assets we intend to sell include Infonet, Český Telecom, PanTel, UMC, EuroWeb, Xantic, our other interests in satellite communications companies, our telephone directory services business, our Logistics & Repair business, our subsidiary Network Construction, and certain real estate. The timing and the proceeds of these sales remain uncertain.

Financing activities

In order to fulfill our repayment requirements for the year 2001 we issued an Eurobond of EUR 2.3 billion in April 2001.

E-Plus refinanced its existing EUR 1.5 billion project finance facility with a new EUR 2.5 billion facility. E-Plus has up until December 31, 2001 borrowed approximately EUR 1.9 billion under this facility. Our 77.49% share is EUR 1.5 billion.

In the third quarter of 2001, we secured a EUR 2.5 billion syndicated multicurrency revolving credit facility. This facility, currently scheduled to mature in the fourth quarter of 2004, is underwritten and arranged by a consortium of Dutch and international banks. The new facility currently is undrawn and contains financial covenants relating to maximum amount of net debt, the ratio of EBITDA to net interest expense, minimum EBITDA levels and the ratio of net debt to EBITDA.

On December 12, 2001, we completed the issue of new shares in a public offering. The issue generated net proceeds to us of approximately EUR 4.8 billion.

Other financing transactions in 2001 were the securitization program for residential receivables with a maximum amount of EUR 250 million of which EUR 50 million has been drawn to date, and the redemption of floating rate notes and the private placements in Japan amounting to EUR 4,378 million of our outstanding debt and the redemption of EUR 235 million of debt of KPN Orange following our acquisition of the remaining 50% stake in KPN Orange that we did not already own. In addition, KPNQwest issued bonds in the first quarter of 2001, of which our proportional share amounted to EUR 223 million.

For more detailed information on these financing activities as well as applicable financial covenants, see section 'Liquidity and Capital Resources'.

Restructuring

In 2000, we launched our Vision restructuring plan that focused on the improvement of our infrastructure, business processes and the quality of our services. The main objective of this plan was to reduce cost and to enhance the efficiency of our operations. One of the key elements of Vision was the reduction of our workforce by approximately 8,000 jobs.
We did not exclude the possibility of forced redundancies, but we initially anticipated that the workforce that became redundant could be employed elsewhere within our organization.

However, market conditions in the international telecommunications market deteriorated in 2001 and our high debt level became more of a burden. As a result we were forced to reconsider our intention to avoid forced lay-offs. At the end of 2001, we agreed a social plan with the works councils and trade unions to reduce our workforce by a maximum of 5,280 employees in The Netherlands. The plan has resulted in approximately 2,300 voluntary redundancies and approximately 2,900 forced redundancies, the majority of which will leave the company in 2002. An early retirement scheme is in place for employees 55 years or older that voluntarily leave the company, which is equal to the current retirement scheme. For the forced redundancies, we established 'mobility shops', that counsel and support former employees in finding a new job. An incentive scheme is in place to encourage these former employees to find a new job within periods specified in the social plan. The social plan is partly funded by our remaining employees, as our new collective labor agreement restricts salary increases for the next two years.

In December 2001, we recorded a restructuring charge in The Netherlands of EUR 676 million for the costs associated with the restructuring. None of the restructuring provision had been utilized by year-end. The total restructuring charge is included in our income statement under 'other operating expenses' and consists of the following elements:

- EUR 441 million for costs relating to the early retirement plan for employees that leave voluntarily. This charge includes a EUR 491 million provision for voluntary departures, offset by the EUR 50 million release of an existing provision for early retirement. The provision is presented under the pension provisions;
- EUR 159 million for costs relating to forced lay-offs, such as severance payments, incentives and supplements to unemployment benefits. This amount is included under other provisions as a provision for restructuring and redundancy; and
- EUR 76 million for other costs associated with the restructuring such as legal fees, termination fees and penalties for rents and contracts with suppliers. This amount is included under other provisions as a provision for restructuring and redundancy.

The restructuring charge is allocated between our operating segments as follows:

SEGMENTED RESTRUCTURING CHARGE

AMOUNTS IN MILLIONS OF EURO	
Fixed-network Services	114
Mobile Communications	18
Data/IP	15
ICM	29
Other activities	500
Total	**676**

The significant charge in our Other activities is due to the fact that the majority of our employees are allocated to these activities, such as our Network Construction Unit, our Fixed Network Operator, our sales and distributions units and our head office functions.

In addition, in the second quarter of 2001, we recognized a restructuring provision of EUR 29 million for the termination of Planet Internet Germany. At year-end this provision was nil.

Goodwill impairments

In 2001, we recognized impairment charges on goodwill of EUR 14,113 million. The majority of these charges, in the amount of EUR 13,701 million is, related to the goodwill that arose on the acquisition in 2000 of our 77.49% interest in E-Plus. The primary reasons for this impairment were developments in market conditions for our mobile communications activities in Germany.

During 2000 our market strategy for E-Plus was primarily focused on growth in customer base and market share. This strategy led to significant growth in the number of subscribers in both the pre-paid and post-paid segments, and was accompanied by relatively high costs. This was justified at the time based on the positive prospects for the mobile industry, including for the rapid development of mobile data services.

In the beginning of 2001, we changed our strategy for our mobile activities, as a result of the high costs we were incurring and our financial position. Rather than focusing on market share, we focused increasingly on high value customers, such as business and other post-paid customers. The effect of this change in market approach became visible in the second quarter of 2001, where we reported an increase in EBITDA for our mobile activities in Germany. At first, this was accompanied by a loss of market share, but this seems to have stabilized in the last quarter of 2001, after our main competitors in the German market changed their market strategy as well.

Gradually, however, there have been increasing concerns in the mobile communications industry with regard to future results and we have been faced with a saturating market for mobile voice services, accompanied by increasing competition and downward price pressures. As a result of these developments, which have continued in 2002, we reviewed the value of our mobile activities, based on the most recent business plans, during the preparation of our financial statements. For this purpose we calculated the discounted value of the expected future cash flows and compared this value to the book value. This value was lower than our book value. We are of the opinion that this diminution in value is of a permanent nature. As a result, under Dutch GAAP, we recognized an impairment charge on the goodwill of E-Plus of EUR 13,701 million in 2001. Up until now, for the purpose of ascertaining whether there is a permanent diminution in value, we compared the sum of the expected future cash flows with the book value of the relevant assets. However, the aforementioned factors and the developments in national and international accounting standards made us reconsider this approach.

Due to differing accounting standards, the impairment charge under US GAAP will be recognized in 2002. We are in the process of determining the impairment charge under US GAAP. Additionally, we recognized impairment charges in 2001 on the goodwill of Hutchison 3G UK (EUR 135 million), PanTel (EUR 57 million) Český Telecom (EUR 182 million) and other goodwill impairments (EUR 38 million).

Business developments

In the latter part of 2001, we reformulated our business strategy, with an increased focus on our core markets in The Netherlands, Germany and Belgium. As from January 1, 2002 KPN shifted towards an organizational structure with three divisions (Fixed-network Services, Mobile Communications and Data/IP) instead of four strategic spearheads. The majority of our ICM segment will be transferred to our Fixed-network Services segment in 2002.

The year 2001 was also a year with changes in our Board of Management. Two members of the Board of Management, Mr. Drechsel and Mr. Morley, decided to leave us to pursue other interests. With effect from November 1, 2001, Mr. Scheepbouwer was appointed as Chairman and CEO.
The former Chairman, Mr. Smits, became responsible as Board member for the Mobile Communications segment as of November 1, 2001.

In our Mobile Communications segment, we acquired the remaining 50% of the Belgian mobile operator KPN Orange that we did not already own, for approximately EUR 500 million in February 2001.

In March 2001, we acquired a UMTS license for Belgium for EUR 150 million. In Germany, our subsidiary E-Plus concluded a national roaming agreement with Group 3G, the Telefónica and Sonera consortium, and MobilCom, allowing the customers of Group 3G and MobilCom access to our GSM/GPRS network as well as UMTS network sharing. As a result, E-Plus will be able to operate its networks more cost-effectively and will have access to additional revenues. Additionally, E-Plus reached an agreement with Group 3G with regard to the cooperation in the roll-out of the UMTS network. In The Netherlands, KPN Mobile and Telfort signed a memorandum of understanding for the joint roll-out of UMTS in The Netherlands. The cooperation primarily relates to the UMTS radio access network such as aerials and transmitters.

In November 2001, NTT DoCoMo and KPN Mobile announced that important steps had been taken to introduce mobile Internet services similar to NTT DoCoMo's i-mode in The Netherlands, Germany and Belgium in spring 2002.

KPNQwest, in our Data/IP segment, connected additional rings in its EuroRings fiber-optic network. On October 18, 2001, KPNQwest announced its intention to acquire the Ebone and central Europe division from Global TeleSystems, Inc. In November 2001, we sold 10% of our interest in KPNQwest to Qwest and related parties, whilst maintaining the close business co-operation with KPNQwest, including the distribution of KPNQwest's products and services in the Benelux countries at least until January 1, 2003.

In our ICM segment, our subsidiary KPN Telecommerce and AtCostPlus, established Proclare, an electronic exchange that enables customers to streamline their purchasing and procurement processes. In addition, we agreed to transfer our Customer Relationship Management activities to SNT, in which we hold a 51% interest. We believe this positions SNT to participate in the rapidly growing European CRM market. Finally, we decided to terminate all of our ISP activities in Germany.

Financial results and cash flows

The effects of reshaping our organization in order to prepare for the future are visible in our financial results and cash flows. In 2001, total operating revenues, excluding exceptional items, increased by 10.8% to EUR 12,362 million (2000: EUR 11,158 million). Total EBITDA, excluding the effects of exceptional items, increased by 5.5% to EUR 3,589 million (2000: EUR 3,403 million). Excluding exceptional items there was, however, an operating loss of EUR 153 million in 2001, compared to a profit of EUR 364 million in 2000. Excluding exceptional items, loss after taxes increased to EUR 1,410 million in 2001, compared to a loss of EUR 626 million in 2000 and a profit after taxes of EUR 955 million in 1999.

In 2001, total cash flows provided by operating activities increased by 20.6% to EUR 2,565 million (2000: EUR 2,126 million).

Recent developments

On January 18, 2002, we issued 2,149,071 ordinary shares in connection with the bonus share program of our equity offering in November 2000.

On February 4, 2002, we completed the sale of our 44.66% interest in Pannon GSM, the Hungarian mobile operator, to Telenor SA for EUR 603 million in cash.

On February 5, 2002, we signed a letter of intent with Atos Origin relating to our End User Services business. Under the agreement, Atos Origin will manage these services for a minimum period of six years, and approximately 700 KPN employees will be transferred to Atos Origin. The transaction is subject to approval of the relevant Work Councils and the Dutch competition authority.

On February 18, 2002, E-Plus and NTT DoCoMo agreed to transfer and license technologies for the launch of a mobile Internet service in Germany, similar to NTT DoCoMo's i-mode. E-Plus has now licensed the same technologies as has KPN Mobile in the Netherlands and KPN Orange in Belgium. Additionally, we announced the introduction of i-mode services in Europe on March 4, 2002 for mobile data services, combining user-friendly mobile handsets with an attractive array of services and e-mail.

On March 14, 2002, we and Volker Wessels Stevin, or VWS, agreed that VWS will acquire a 55% interest in KPN Network Construction B.V. that employs 1,650 people. It is expected that VWS will acquire the remaining 45% on January 1, 2005.

BellSouth's exercise of its exchange right

On February 24, 2000, we acquired a 77.49% interest in E-Plus. As part of the purchase price, we granted BellSouth the right to exchange its 22.51% interest in E-Plus for shares in either KPN or KPN Mobile. On January 30, 2002, we reached an agreement with BellSouth on the exchange of their 22.51% interest in E-Plus for 234.7 million, or 9.42%, of our ordinary shares. The transaction was completed on March 13, 2002. Additionally, BellSouth surrendered other existing rights it had under the agreements relating to our acquisition of the 77.49% interest in E-Plus. These rights included a warrant on our shares, certain rights in respect of KPN Mobile and E-Plus, other than as a shareholder in KPN, and certain contingent rights pertaining to KPNQwest.

As a result of this transaction, we have full control of E-Plus. Under the agreement with BellSouth, we assumed approximately EUR 2.15 billion (100%) of E-Plus' shareholder loans from BellSouth by borrowing this amount under the USD 3.0 billion subordinated loan facility between us and BellSouth. This loan bears interest at EURIBOR +1.75%. The final maturity date of the loan is March 1, 2004 and will be repaid in 2002 (EUR 516 million), 2003 (EUR 500 million) and 2004 (EUR 1,138 million). No additional borrowings may be made under this subordinated loan facility. Contemporaneously with signing the exchange agreement on January 30, 2002, we repaid EUR 483 million to BellSouth that was outstanding under the original loan facility.

Our share price on March 13, 2002 was EUR 5.34 per share, amounting to a total value of EUR 1,253 million for the 234.7 million shares delivered to BellSouth.

As the transaction was closed before we prepared our 2001 financial statements, and the final valuation of the exchange right at the date of the exchange was known, the transaction had the following effects on the financial statements of 2001:

- An amount of EUR 2,338 million, representing the fair value of the warrant to BellSouth on the date of issue (February 24, 2000), was transferred from statutory reserves to additional paid-in capital (unrestricted equity).
- Of the exchange right, an amount of EUR 6,848 million was released to income. This amount represents the difference between the fair value of the exchange right of EUR 7,560 million on the date of issue, on the one hand, and the value of the shares issued to BellSouth, amounting to EUR 1,253 million, offset by the fair value of the 22.51% interest in E-Plus which was valued at EUR 541 million on the other hand. The value of the exchange right as at December 31, 2001 amounts to EUR 712 million and represents the value at the date of the exchange.

In 2002, the transaction with BellSouth will impact our financial statements as follows:

- The issue of the 234.7 million shares with a value of EUR 1,253 million will be accounted for within shareholders' equity.
- The fair value of the 22.51% interest in E-Plus amounting to EUR 541 million will be included in the balance sheet. The difference between the fair value of the 22.51% interest in E-Plus of EUR 541 million and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus on March 13, 2002 (approximately EUR –700 million), will be accounted for as goodwill. The goodwill is estimated at EUR 1.3 billion.

As from March 13, 2002, E-Plus and related borrowings will be fully consolidated in our financial statements. This will lead, among other things, to additional net debt in our consolidated net debt position of approximately EUR 0.9 billion (based on December 31, 2001 figures).

The following figures, which have not been audited, provide an overview of the total effect on our balance sheet assuming the exchange right would have been exercised by BellSouth on December 31, 2001 (E-Plus figures are based on December 31, 2001):

EXCHANGE RIGHT/ACQUISITION E-PLUS

AMOUNTS IN EUR MILLION (UNAUDITED)	Actual Balance Sheet December 31, 2001	Issue of shares and acquisition of 22.51%	Purchase price allocation	Loan facility and redemption	Adjusted Balance Sheet December 31, 2001
Goodwill	5,623	-	1,261	-	6,884
Licences	7,958	-	1,953	-	9,911
Property, plant and equipment	11,136	-	438	-	11,574
Financial fixed assets	5,537	541	−2,693	-	3,385
Current assets	10,868	-	132	−483	10,517
Total assets	**41,122**	**541**	**1,091**	**−483**	**42,271**
Group equity	12,172	1,253	-	-	13,425
Exchange right	712	−712	-	-	-
Provisions	1,404	-	2	-	1,406
Long term liabilities	16,896	-	501	1,638	19,035
Current liabilities and other debts	9,938	-	588	−2,121	8,405
Total liabilities	**41,122**	**541**	**1,091**	**−483**	**42,271**

The following table presents a three-year summary of our performance:

THREE-YEAR PERFORMANCE RECORD

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Total operating revenues	**12,859**	**13,511**	**9,132**
Operating expenses	9,478	7,755	5,777
Operating profit before depreciation, amortization and impairments (EBITDA) [1]	**3,381**	**5,756**	**3,355**
Depreciation, amortization and impairments	17,817	3,039	2,302
Operating profit or loss (EBIT)	**−14,436**	**2,717**	**1,053**
Financial income and expense	5,468	−906	−296
Taxes	−11	−318	−186
Income from participating interests	−81	249	253
Minority interests	1,565	132	4
Profit or loss after taxes	**−7,495**	**1,874**	**828**

1) We define EBITDA ('Earnings Before Interest, Taxes, Depreciation and Amortization') as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of our borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can EBITDA be regarded as an indicator of our operations or cash position.

Exceptional items

Our results for 2001, 2000 and 1999 were affected by various exceptional items. These exceptional items are outlined in the tables below.

EXCEPTIONAL ITEMS 2001

AMOUNTS IN MILLIONS OF EURO	Fixed-network Services	Mobile	Data/IP	ICM	Other	Total
Sale of 10% of our share in KPNQwest	-	-	51	-	-	51
Sale of non-core assets:						
• KPN Datacenter	-	-	-	-	59	59
• Real estate	-	-	-	-	41	41
• Telkomsel	-	346	-	-	-	346
Restructuring charges	−114	−18	−15	−58 [1]	−500	−705
Total impact on EBITDA	**−114**	**328**	**36**	**−58**	**−400**	**−208**
Impairments [2]	-	−13,836	−57	-	−182	−14,075
Total impact on EBIT	**−114**	**−13,508**	**−21**	**−58**	**−582**	**−14,283**
Financial income: Release of BellSouth's exchange right						6,848
Financial income: Marked-to-market adjustment of eircom/Eircell						−63
Income from participating interests: Hutchison UK						−104
Tax effect on exceptional items						202
Minority interests – NTT DoCoMo's share in net loss of KPN Mobile						1,315
Total impact on profit after tax						**−6,085**

1) Includes EUR 29 million charges related to the termination of Planet Internet Germany.

2) Goodwill impairments in 2001 relate to E-Plus (EUR 13,701 million), Hutchison UK (EUR 135 million), PanTel (EUR 57 million), and Český Telecom (EUR 182 million).

EXCEPTIONAL ITEMS 2000

AMOUNTS IN MILLIONS OF EURO	Fixed-network Services	Mobile	Data/IP	ICM	Other	Total
Acquisition of 15% interest in KPN Mobile by NTT DoCoMo	-	2,312	-	-	-	2,312
Infonet over-allotment option	-	-	21	-	-	21
Public offering SNT	-	-	-	20	-	20
Total impact on EBITDA	-	**2,312**	**21**	**20**	-	**2,353**
Impairments	-	-	-	-	-	-
Total impact on EBIT	-	**2,312**	**21**	**20**	-	**2,353**
Income from participating interests:						
Sale of Arcor and indirect interest in D-Plus						147
Tax effect on exceptional items						-
Total impact on profit after tax						**2,500**

EXCEPTIONAL ITEMS 1999

AMOUNTS IN MILLIONS OF EURO	Fixed-network Services	Mobile	Data/IP	ICM	Other	Total
Issue of shares by KPNQwest	-	-	414	-	-	414
Public offering of Infonet and sale of shares Infonet	-	-	164	-	-	164
Termination of non-strategic and loss-making activities	-	-	-	-	−211	−211
Total impact on EBITDA	-	-	**578**	-	**−211**	**367**
Impairments [1]	−196	−46	−208	−21	−167	−638
Total impact on EBIT	**−196**	**−46**	**370**	**−21**	**−378**	**−271**
Financial income: Write-down of investments in and loans to associates						−39
Income from participating interests [2]						153
Tax effect on exceptional items						196
Total impact on profit after tax						**39**

1) Impairment charges in 1999 of EUR 638 million consists of EUR 599 million relating to the reduction of useful lives of certain assets (switches, transmission equipment, network management systems, pay phones, mobile telecommunications equipment and computer equipment) and impairment charges for fixed-network platforms and sea cables, and EUR 39 million relating to the winding-up of Unisource.

2) The winding-up of Unisource and the sale of its activities generated EUR 137 million. In addition, eircom sold its subsidiary Cablelink and our share in the book profit amounted to EUR 36 million. This was offset by the write-off charge of EUR 20 million, following our decision to sell our participating interests in Utel, a Ukrainian telecommunications operator, and ICO, a satellite communications operator.

Total operating revenues

A three-year summary of operating revenues broken down by segment is provided below:

TOTAL OPERATING REVENUES PER SEGMENT

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Fixed-network Services [1]	5,909	5,490	4,979
Mobile Communications [1]	4,673	5,861	1,748
Data/IP [1]	1,678	1,407	1,601
ICM [1]	786	683	573
Other activities [2]	1,628	1,551	1,501
Inter-segment revenues [3]	−1,815	−1,481	−1,270
Total operating revenues	**12,859**	**13,511**	**9,132**

1) Includes supplies of products and services to third parties and to our other three core segments, but excludes of supplies to our Other activities.
2) Includes supplies of products and services by our Other activities to entities outside the Group.
3) Includes inter-segment supplies of products and services, within our four core segments.

In 2001, total operating revenues decreased by 4.8% to EUR 12,859 million (2000: EUR 13,511 million). Exceptional items in 2001, included in other operating revenues, totaled EUR 497 million and consisted primarily of the sale of non-core assets, while exceptional items in 2000 amounted to EUR 2,353 million which related to NTT DoCoMo's acquisition of a 15% interest in KPN Mobile and to the public offerings of Infonet and SNT. Excluding these exceptional items, total operating revenues increased by 10.8% to EUR 12,362 million in 2001 (2000: EUR 11,158 million).

The underlying growth of operating revenues in 2001 was reported throughout all our core segments, particularly in our Mobile Communications segment and in our Fixed-network Services segment. The increase in our mobile customer base as well as the full year inclusion of the results of E-Plus, and higher transit volumes in Carrier Services, a business unit within our Fixed-network Services segment, were the major contributors to the increase in operating revenues, despite overall pressure on prices and a deterioration of market conditions in the national wholesale market. In addition, both Data/IP and ICM segments reported higher operating revenues.

In 2000, total operating revenues increased by 48.0% to EUR 13,511 million (1999: EUR 9,132 million). Excluding exceptional items, operating revenues increased by 30.4% to EUR 11,158 million (1999: EUR 8,554 million), mainly as a result of the proportional consolidation of 77.49% of E-Plus.

In 2000, organic growth stemmed particularly from the Mobile Communications and Fixed-network Services and in Internet, Data/IP segments following increases in our mobile customer base and mobile network airtime usage. These effects were offset, in part, by rate reductions in a number of segments.

EBITDA

In 2001, our EBITDA decreased by 41.3% to EUR 3,381 million (2000: EUR 5,756 million). Excluding exceptional items, our EBITDA increased by 5.5% to EUR 3,589 million (2000: EUR 3,403 million). Exceptional items in 2001 included the restructuring charge of EUR 676 million, which was only partially offset by the profits on the sale of non-core assets.

In 2001, our EBITDA margin, excluding the effect of exceptional items, decreased to 29.0% (2000: 30.5%). This decline was mainly attributable to a decline in our Fixed-network Services segment, where the increase of transit volumes and volumes in general were more than offset by lower prices. The decrease of the EBITDA margin in our Fixed-network Services segment was partly offset, however, by growth in the EBITDA margin in our Mobile Communications and Data/IP segments.

In 2000, our EBITDA increased by 71.6% to EUR 5,756 million (1999: EUR 3,355 million). Excluding exceptional items in both years, EBITDA increased by 13.8% to EUR 3,403 million (1999: EUR 2,988 million).

In 2000, adjusted for the exceptional items in 2000 and 1999, and inclusive of the operating revenues of E-Plus, the EBITDA margin decreased to 30.5% (1999: 34.9%). This decline was attributable to additional marketing efforts and cost increases related to the increase in the mobile customer base, particularly at E-Plus. In addition, we incurred start-up costs for new operations such as KPNQwest.

Depreciation, amortization and impairments

In 2001, depreciation, amortization and impairment charges increased to EUR 17,817 million (2000: EUR 3,039 million). In 2001, we recognized an impairment charge of EUR 13,701 million on the goodwill of our subsidiary E-Plus, as well as impairments on the goodwill of Hutchison 3G UK (EUR 135 million), PanTel (EUR 57 million), Český Telecom (EUR 182 million) and other goodwill impairments of EUR 38 million. Excluding exceptional items, depreciation, amortization and impairments increased by EUR 703 million compared to 2000. This increase was attributable to higher depreciation charges in E-Plus, following further investments in their networks, the full year inclusion of goodwill amortization on E-Plus in 2001, as opposed to ten months in 2000, and higher depreciation charges in our Fixed-network Services and Data/IP segments.

In 2000, total depreciation, amortization and impairment charges increased to EUR 3,039 million (1999: EUR 2,302 million). This was driven primarily by the amortization of goodwill of EUR 845 million as a result of the acquisition of our 77.49% interest in E-Plus (total goodwill upon the acquisition of E-Plus was EUR 20.3 billion). This was offset in part by additional depreciation and impairment charges in 1999 of EUR 599 million following reductions in the useful lives and impairments of certain assets, and the write-down of EUR 39 million of goodwill in connection with the winding-up of Unisource.

Operating profit/loss (EBIT)

The following table is a three-year summary of our operating profits/losses by segment:

SEGMENTED OPERATING PROFIT/LOSS

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Fixed-network Services	960	1,475	1,232
Mobile Communications	−14,130	1,603	234
Data/IP	−146	−53	289
ICM	−210	−132	−91
Other activities	−910	−176	−611
Operating profit/loss	**−14,436**	**2,717**	**1,053**

In 2001, our operating loss amounted to EUR 14,436 million, compared to an operating profit of EUR 2,717 million in 2000. The 2001 operating results were, among other things, adversely affected by the goodwill impairments amounting to EUR 14,075 million and the EUR 676 million restructuring charge, which were only partly offset by proceeds from the sale of non-core assets. Operating profit in 2000 included a book profit of EUR 2,312 million resulting from the acquisition by NTT DoCoMo of a 15% interest in KPN Mobile and the effects of the public offering of SNT of EUR 20 million and the Infonet over-allotment option of EUR 21 million. Excluding these exceptional items, operating loss in 2001 amounted to EUR 153 million, compared to a profit of EUR 364 million in 2000, as the increase in EBITDA was more than offset by higher depreciation and amortization charges.

In 2000, operating profit increased to EUR 2,717 million (1999: EUR 1,053 million). Excluding exceptional items, operating profit dropped to EUR 364 million (1999: EUR 1,324 million).

Financial income and expense

Financial income and expense comprises the balance of our interest income and similar income and interest and similar expense. In 2001, net financial income amounted to EUR 5,648 million (2000: net financial expenses of EUR 906 million). Excluding exceptional items relating to the release to income of a part of the exchange right of EUR 6,848 million and the change in market value of our interests in eircom and Eircell amounting to a loss of EUR 63 million, net financial expenses amounted to EUR 1,317 million (2000: EUR 906 million). In 2001, total interest charges amounted to EUR 1,594 million, offset by interest income of EUR 297 million. For a discussion of the release of the exchange right, see 'BellSouth's exercise of its exchange right and our acquisition of the remaining 22.51% of E-Plus' above.

The increase in total interest charges in 2001 was primarily due to the financing of the acquisition of E-Plus and the UMTS licenses in The Netherlands, Germany and the United Kingdom. Total interest bearing debt at the end of 2001 amounted to EUR 23.1 billion, compared to EUR 25.6 billion at the end of 2000 and EUR 7.2 billion at the end of 1999.

In 2000, net financial expense was EUR 906 million, consisting of interest and similar expenses amounting to EUR 1,276 million, which were offset, in part, by interest income and similar income of EUR 370 million. The increase was entirely attributable to the substantial increase in interest bearing debt in the latter part of 2000 in connection with our acquisition of 77.49% of E-Plus and UMTS licenses in The Netherlands and Germany.

In 1999, net financial interest amounted to EUR 296 million, consisting of EUR 355 million in interest charges less EUR 59 million in interest income.

Tax on profit or loss

In 2001, the tax charge on the net loss of EUR 8.968 amounted to EUR 11 million (2000: EUR 318 million; 1999: EUR 186 million). In 2001, our effective tax rate was –0.1% compared to 17.5% in 2000 (1999: 24.5%). This was mainly the result of non-taxable amounts, such as the release of the exchange right, deferred tax assets on tax losses carried forward in Germany that were not fully recognized and other differences.

Tax losses carried forward as at December 31, 2001 comprised of EUR 726 million tax losses carried forward in Belgium for KPN Orange (corporate income tax rate in Belgium: approximately 40%). Total trade tax losses carried forward of E-Plus at December 31, 2001 amounted to EUR 1,180 million (German trade tax rate: 18%). E-Plus' corporate income tax losses carried forward totaled EUR 17,244 million (German corporate income tax rate: 25%). Other tax losses carried forward amounting to EUR 418 million mainly relate to tax losses carried forward of the fiscal unity of Royal KPN in The Netherlands. As at December 31, 2001, we had recognized a deferred tax asset for the aforementioned tax losses carried forward of EUR 624 million.

Our 2000 effective tax rate was lower than in 1999 primarily due to the tax exempt book profit of EUR 2,312 million realized on the acquisition of a 15% interest in KPN Mobile by NTT DoCoMo. This was offset by non-deductible financial expenses incurred in the first six months of 2000 in connection with the acquisition of E-Plus, and by losses incurred by E-Plus during the same period, partially offset by deferred tax assets recognized relating to tax losses carried forward. On December 31, 2000, we had cumulative tax losses carried forward available in the amount of EUR 2,317 million. The majority of these tax losses carried forward originated in our Mobile Communications segment. As at December 31, 2000, we had recognized a deferred tax asset of EUR 210 million.

Income from participating interests

Our share in net loss from participating interests amounted to EUR 81 million in 2001. This loss was mainly the result of an impairment charge of EUR 104 million on our interest in Hutchison 3G UK. In addition, our share in the net loss over December 2001 of KPNQwest was included in income from participating interests (EUR 21 million), following the sale of 10% of our share in KPNQwest on November 30, 2001, as well as a decrease in earnings from our interests in Český Telecom, our satellite interests and Infonet. Our share in earnings from these interests in 2001 amounted to EUR 44 million.

In 2000, income from our participating interests totaled EUR 249 million, which was primarily the result of exceptional items of EUR 123 million related to the sale of our indirect interest in D-Plus by Unisource, and an additional payment of EUR 24 million from Unisource as a result of the sale of Arcor. Income from our interest in Český Telecom was EUR 43 million.

In 1999, income from participating interests amounted to EUR 253 million. Total income from participating interests included a EUR 137 million contribution from Unisource concerning the winding up of this company. In addition, income from participating interests included EUR 36 million as an exceptional item resulting from eircom's sale of Cablelink. This was offset by a charge of EUR 20 million, following the sale of our participating interests in Utel, a Ukrainian telecommunications operator, and ICO, a satellite communications operator. Český Telecom contributed EUR 33 million to total income from participating interests.

Profit or loss after taxes

Net loss after taxes and minority interests amounted to EUR 7,495 million in 2001 compared to a profit after taxes of EUR 1,874 million in 2000 (1999: EUR 828 million). Excluding exceptional items, loss after taxes amounted to EUR 1,410 million (2000: a loss of EUR 626 million; 1999: a profit of EUR 750 million).



The table below sets forth a three-year summary of developments in our Fixed-network Services segment:

FIXED-NETWORK SERVICES SEGMENT

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Fixed Telephony:			
• One-off connection fees and subscriptions	1,571	1,593	1,540
• Network airtime usage fees	2,240	2,295	2,374
Total Fixed Telephony	3,811	3,888	3,914
Carrier Services	2,903	2,426	1,927
Broadband Networks	879	987	976
Intra- and inter-segment supplies 1)	–1,684	–1,811	–1,838
Total net sales	**5,909**	**5,490**	**4,979**
Own work capitalized/ Other operating revenues	-	-	-
Total operating revenues	**5,909**	**5,490**	**4,979**
Cost of materials	33	27	26
Costs of work contracted out and other external expenses	1,595	1,156	763
Salaries and social security contributions	189	50	37
Other operating expenses	192	174	158
Intra- and inter-segment settlements	1,838	1,599	1,551
Total operating expenses before depreciation, amortization and impairments	**3,847**	**3,006**	**2,535**
EBITDA	**2,062**	**2,484**	**2,444**
Depreciation, amortization and impairments	1,102	1,009	1,212
Operating profit/loss (EBIT)	**960**	**1,475**	**1,232**

1) This item relates to net sales generated within the Fixed-network Services segment.

Following the restructuring of some of our business units in 2001, our Fixed-network Services segment consisted of three business units: Fixed Telephony, Carrier Services and Broadband Networks.

Fixed Telephony

This business unit provides analog and digital-line access services on the Dutch fixed network, local, national and international telephone services and call services to mobile and online operators for both the Dutch residential and the business markets. Our network connects approximately 90% of the total households in The Netherlands. Net sales are generated by:

• ***One-off connection fees and subscriptions.*** Most of our customers pay their fees for subscription to the public switched telephone network or PSTN (primarily analog) and ISDN (digital) channels on a bimonthly basis. Total net sales from connections, for which we charge a one-off connection fee, and subscriptions depend on the number of new connections and subscriber lines, the percentage of 'do-it-yourself' packages (which have lower fees), the mix of the customer base (fees for digital lines are higher than for analog lines) and fees charged for our services. Our fees for both analog and digital services are subject to the price-cap formulas stipulated by OPTA.

• ***Network airtime usage fees.*** Airtime usage fees with respect to the fixed switched telephone network are based on the number of seconds spent on the network, increased by a fixed call set-up charge. Rates depend on the distance between callers, time of day and day of the week. Our airtime usage fees are subject to the price-cap formulas stipulated by OPTA.

Carrier Services

This business unit provides network access services and integrated wholesale transmission services to other national and international telecommunications companies. Net sales are generated by:

• ***Network access services.*** We render these services to other telecommunications companies. Services include terminating services (e.g. mobile-fixed traffic terminating on our network), originating services (e.g. carrier select and carrier preselect services, premium rate numbers with 0800/0900 prefix and originating Internet services with the 0676 prefix) and transit services (e.g. mobile-mobile traffic handled through our network). Rates for these services are primarily based on time spent on our network. OPTA stipulated that we base our rates on actual cost.

• ***International network services.*** These services, which in 2000 were part of a separate business unit, include international voice transmission handling through our network and transit through our network of international calls from one foreign network to the other (voice hubbing). Rates for these services are based on time spent on our international network. Most of these services are based on the European voice platform developed by us, which utilizes transmission services provided by KPNQwest.

• ***Local loop services.*** These services include End User Access Services (such as Main Distribution Frame ('MDF') Access Services) and MDF Co-location (the provision of space and technical facilities on our premises in our connection framework). Net sales consist of MDF Access lines sold, monthly rental fees and initial fees paid for MDF Access and Co-location. Other transmission services are in a large part internal sales as we charge our business unit Fixed Telephony as well as other telecommunications companies for the time spent on our local loop network.

Broadband Networks

Broadband Networks provides transmission services, contributing approximately 95% to the total Broadband Networks revenues in 2001, and MxStream. Over 85% of revenues are generated internally.

Broadband Networks commenced activities as a separate business unit in 2001. This business unit provides a broadband transmission network designed to meet the increasing data traffic resulting from the rise in Internet-based communication. Services include the provision of broadband network services such as MxStream (ADSL) and are targeted at fixed telecommunications operators and service providers. Other services include the provision of transmission services to our Fixed Telephony and Carrier Services business units and Data/IP segment as well as other telecommunications companies. We offer capacity to transmit voice and data traffic between fixed points and transmission routes for network operators who do not wish to install their own network, through our mobile transmission network service and our broadband transmission network service. Net sales are generated by subscriptions and one-off connection fees and rates for transmission services of capacity used.

Pursuant to our new strategy, Broadband Networks will be part of our Data/IP segment as from January 1, 2002.

Principal operating expenses before depreciation, amortization and impairments in the Fixed-network Services segment consist of the following:

- ***Costs of work contracted out and other external expenses.*** **These include costs of network maintenance by third parties and payments to other operators such as interconnection charges.**

- ***Salaries and social security contributions.*** **These do not include salaries of, and social security contributions incurred for, employees of our fixed-network operator unit and Network Construction. These charges are reported in our Other activities and subsequently recharged to our Fixed-network Services segment as inter-segment settlements.**

- ***Other operating expenses.*** **These include selling and marketing expenses; and**

- ***Intra- and inter-segment settlements.*** **These include amounts charged by the other three core segments and the Other activities for products and services provided to the Fixed-network Services segment.**

In 2001, total operating revenues of the Fixed-network Services segment increased by 7.6% to EUR 5,909 million (2000: EUR 5,490 million; 1999: EUR 4,979 million), contributing 46% to our total consolidated revenues (2000: 41%; 1999: 55%). In 2001, EBITDA decreased by 17.0% to EUR 2,062 million (2000: EUR 2,484 million, 1999: EUR 2,444 million). Excluding exceptional items related to restructuring charges of EUR 114 million, EBITDA decreased by 12.4% to EUR 2,176 million. In 2000 and in 1999, no exceptional items were included in our EBITDA. As was the case in previous years, our Fixed Telephony business unit continued to be the largest contributor to total EBITDA.

In 2001, we benefited from Internet dynamics, which had a positive effect on the financial performance of our Fixed-network Services segment. We realized significant growth, both in the market for switched Internet traffic and in the broadband market. In the market for broadband connections we increased our market share. As at December 31, 2001, we realized an installed base for MxStream of 138,000 connections.

Overall, however, during the past year we faced a deterioration of market conditions in the national and international wholesale market following the general downturn of the telecommunications market. The substantial growth rate experienced in previous years slowed considerably. The total number of national telecommunications service providers decreased compared to last year, as a number of telecommunications companies ceased operations. In addition, there was substantial price erosion, particularly in the wholesale transmission market. Anticipated growth in ADSL services, MDF Access Services, MDF Co-location and Internet-originating services (also referred to as 0676 Internet dial in-services) did not materialize. Finally, OPTA stipulated that we decrease our wholesale tariffs as from July 1, 2001, resulting in a decrease in our tariffs of approximately 25%, in order to increase the difference between wholesale and retail tariffs. We believe our wholesale tariffs are now among the lowest in Europe. This decrease was only slightly offset by an increase in tariffs for the retail market.

The effects of these developments in the fixed telephony markets on our individual business units varied. In 2001, total net sales from Fixed Telephony decreased slightly by 2.0% or EUR 77 million to EUR 3,811 million (2000: EUR 3,888 million; 1999: EUR 3,914 million), where higher volumes in Internet-related and fixed-to-mobile traffic in particular were offset by lower prices. Despite higher competition from Carrier (Pre) Select, ADSL and cable Internet operators, we maintained market shares in the Dutch market at levels similar to those in 2000. In 2001, Carrier Services reported a 19.7% increase in total operating revenues to EUR 2,903 million (2000: EUR 2,426 million; 1999: EUR 1,927 million). This increase resulted mainly from higher transit revenues (up EUR 259 million, or 39%), higher mobile-to-mobile traffic from mobile operators routed through our network as well as an increase in Internet traffic via our network, partially offset by the effects of wholesale tariff cuts of approximately 25% as per July 1, 2001. In 2001, total operating revenues from Broadband Networks decreased 10.9% to EUR 879 million (2000: EUR 987 million, 1999: EUR 976 million) which consist mainly of internal revenues. This decline was primarily driven by a sharp price erosion in the wholesale transmission market, which was only partially offset by higher transmission volumes and higher revenues from MxStream.

Net sales

FIXED TELEPHONY

In 2001, total net sales of Fixed Telephony decreased by 2.0% to EUR 3,811 million (2000: EUR 3,888 million). In 2001, one-off connection fees and subscriptions accounted for 41% of total Fixed Telephony net sales (2000: 41%, 1999: 39%), while the remainder was attributable to network airtime usage fees.

One-off connection fees and subscriptions

In 2001, net sales from one-off connection fees and subscriptions declined by 1.4% to EUR 1,571 million (2000: EUR 1,593 million). This decrease included the effect of an increase in volume of 1.4%, offset by a 2.8% decline in prices. As was the case in previous years, customer upgrades from analog (PSTN) to digital (ISDN) lines was the main driver behind the growth in volume. Subscription fees for ISDN are generally higher than PSTN subscription fees, but total net sales arising from connection fees was affected by the growing number of lower-priced 'do-it-yourself' packages for ISDN-subscriptions.

In 2000, net sales from one-off connection fees and subscriptions increased by 3.4% to EUR 1,593 million (1999: EUR 1,540 million), resulting from a substitution of analog PSTN lines for digital ISDN lines.

The following table shows the number of connections to our network at year-end 2001, 2000 and 1999:

NUMBER OF CONNECTIONS

X 1,000 CHANNELS AS OF DECEMBER 31,	2001	2000	1999
PSTN (analog) channels	6,569	6,915	7,330
ISDN (digital) channels [1]	3,434	2,964	2,280
Total number of channels	**10,003**	**9,879**	**9,610**
ISDN (digital) basic access lines (2 channels per connection)	1,395	1,164	862
ISDN (digital) primary access lines (30 channels per connection)	21	21	19

1) ISDN connections have either 2 (basic) or 30 (primary) channels per connection.

During 2001, the number of PSTN channels decreased by 5.0% to 6.6 million as at December 31, 2001 (December 31, 2000: 6.9 million). This was due mainly to customers switching from analog to digital lines, as well as to fixed-for-mobile substitution. During 2001, the number of ISDN basic and primary access lines increased by approximately 19.5% to 1.4 million as at December 31, 2001 (December 31, 2000: 1.2 million).

During 2000, the number of PSTN channels decreased by 5.7% to 6.9 million as at December 31, 2000 (December 31, 1999: 7.3 million). Conversely, the number of ISDN basic and primary access lines rose by approximately 34.5% to 1.2 million at December 31, 2000 (December 31, 1999: 0.9 million).

Network airtime usage fees

A three-year summary of developments in network airtime usage is provided in the table below:

NETWORK AIRTIME USAGE

MINUTES X BILLION	2001	2000	1999
Domestic traffic	32.3	34.4	34.9
Internet-related traffic	23.1	18.3	10.6
Fixed-to-mobile traffic	2.5	2.2	1.7
International traffic	1.3	1.3	1.4
Total network airtime usage	**59.2**	**56.2**	**48.6**

In 2001, network airtime usage fees dropped slightly by 2.4% to EUR 2,240 million (2000: EUR 2,295 million). Despite higher network airtime usage, resulting from an increase in Internet-related traffic and fixed-to-mobile calls, lower overall call rates more than offset the increase in total network airtime usage. Internet-related traffic in general generates lower revenues per call as traffic is concentrated in off-peak hours and the average local call rates are lower. The decline in domestic calls was primarily due to increased competition in this area from Carrier (Pre) Select operators, which increased their market shares. The growth rate in Internet-related traffic slowed down in 2001, primarily due to the stabilization of demand and the introduction of 0676 Internet dial-in services in September 2001, an Internet-originating wholesale service provided by our Carrier Services business unit. Internet Service Providers can now determine their Internet traffic rates and charge their customers themselves. This negatively affected Fixed Telephony growth rates for Internet traffic, but was partly offset by an increase in Internet-originating traffic in Carrier Services.

In 2000, airtime usage fees fell by 3.3% to EUR 2,295 million (1999: EUR 2,374 million), where lower overall call rates more than offset increases in fixed-to-mobile and Internet-related airtime of approximately 30% and 73% respectively.

The following graph shows the relative breakdown of revenues by domestic calls, Internet-related traffic, fixed-to-mobile traffic and international calls for 2001, 2000 and 1999:

REVENUES FROM CALLS



AS A % OF TOTAL NET SALES
2001
45
18
27
10
2000
50
14
25
11
1999
56
9
22
13
Domestic calls (excluding Internet)
Internet-related traffic
Fixed-to-mobile calls
International calls

A three-year summary of developments in call duration and rates is provided in the table below:

CALL DURATION AND RATES

	2001	2000	1999
Total number of calls (in million)	13,416	13,480	13,309
Average call duration (in minutes)	4.41	4.17	3.65
Local rate (EUR/minute)	0.022	0.024	0.026
Domestic long-distance rate (EUR/minute)	0.039	0.041	0.048
Fixed-to-mobile rate (EUR/minute)	0.239	0.235	0.286
International rate (EUR/minute)	0.168	0.175	0.220

The number of calls declined slightly in 2001 compared to 2000. In 2001, the average call duration increased by 5.8% to 4.41 minutes (2000: 4.17 minutes), reflecting the increase in Internet-related traffic (1999: 3.65 minutes), as these calls generally last longer than voice calls. During 2001, we were requested by OPTA to increase the difference between our wholesale and end-user tariffs in order to enable other operators to compete. As a result, we introduced a new tariff structure for local calls, whereby we reduced the call set-up charge and increased the price per minute. This new tariff structure did not materially affect our revenues.

In 2000, the tariff cut for international calls was particularly sharp. In addition, off-peak calling hours began earlier, at 7 p.m. instead of 8 p.m., contributing to lower market rates. The drop in our fixed-to-mobile rate resulted from mobile telephone companies lowering rates for traffic on their networks.

CARRIER SERVICES

In 2001, net sales from our Carrier Services business unit rose by 19.7% to EUR 2,903 million (2000: EUR 2,426 million). This increase was driven primarily by volume increases in transit services with a relatively low margin, partially offset by the effects of the wholesale tariff cuts stipulated by OPTA.

The following table is a three-year summary of network airtime usage generated by network access services:

AIRTIME USAGE NETWORK ACCESS SERVICES

MINUTES X MILLION	2001	2000	1999
Terminating services	9,658	8,338	5,825
Originating services	7,418	5,569	2,679
Transit services	6,367	5,276	2,363
Total airtime usage	**23,443**	**19,183**	**10,867**

In 2001, airtime usage generated by network access services increased by 22.2% to 23.4 billion minutes (2000: 19.2 billion minutes; 1999: 10.9 billion minutes). The significant increase in originating services was due to our Carrier (Pre) Select services as well as to the introduction of Internet-originating services (0676 Internet dial in-services) in September 2001. The increase in terminating services reflected the increased use of mobile telephones. The increase in transit services was due to the rise in mobile-to-mobile calls on our network. International traffic net sales remained fairly stable, where a 17.32% increase in volumes, from 5.2 billion minutes in 2000 to 6.1 billion minutes in 2001, was almost wholly offset by lower tariffs.

Net sales from local loop services increased in 2001, resulting from the introduction of our MDF-Access and Co-location services in the second half of 2000. Although lower than originally anticipated, following the downward trend in the wholesale market in 2001, the installed base of MDF-Access lines increased to 151,560 at year-end 2001 (year-end 2000: 11,428).

In 2000, net sales increased by 25.9% to EUR 2,426 million (1999: EUR 1,927 million). Airtime usage generated by network access services increased by 76.5% to 19.2 billion minutes in 2000. This increase stemmed from the increase in originating services such as Carrier (Pre)Select. Net sales from international network services increased slightly, where relatively high increases in traffic volumes (up 17%) were offset by lower prices in general. Local Loop services reported a modest increase in net sales, which was driven by the introduction of MDF-Access services and MDF Co-location.

BROADBAND NETWORKS

In 2001, net sales of Broadband Networks decreased by 10.9% to EUR 879 million (2000: EUR 987 million). The deterioration of market conditions led to a sharp decline in prices for transmission services. MxStream (ADSL) was introduced in the fourth quarter of 2000. The installed base increased to 138,000 connections at December 31, 2001 (December 31, 2000: 10,000 connections). This was lower than anticipated due to the difficult market conditions and the decrease of the number of ISPs offering ADSL. Net sales from transmissions services (which are largely charged to other business units within the Fixed-network Services segment) declined considerably due to the collapse of prices for transmission services, which was only partly offset by higher volumes.

In 2000, net sales increased slightly to EUR 987 million (1999: EUR 976 million). The primary drivers behind this increase were higher transmission volumes and the introduction of MxStream and broadband transmission services in the latter part of 2000.

Operating expenses before depreciation, amortization and impairments

In 2001, operating expenses before depreciation, amortization and impairments increased by 28.0% to EUR 3,847 million (2000: EUR 3,006 million). Excluding exceptional items of EUR 114 million relating to restructuring charges, operating expenses before depreciation, amortization and impairments increased by 24.2% to EUR 3,733 million (2000: EUR 3,006 million). By comparison, net sales in this segment rose by 7.6% over the same period.

Excluding exceptional items, total operating expenses before depreciation, amortization and impairments increased by EUR 727 million compared to 2000. This was largely attributable to higher purchase costs for interconnection, transit for national and international traffic and transmission with other telecommunication companies, following the increase in transit volumes and Internet traffic (transit and Internet traffic in general generate relatively low margins). In addition, we incurred higher expenses for MDF access, Co-location and transmission services as well as higher marketing expenses for the introduction of MxStream. These increases were partly offset by successful cost-cutting measures for network maintenance and control operations as well as for distribution and marketing activities. Total costs of work contracted out and other external expenses increased by 38.0% compared to 2000.

In 2000, operating expenses before depreciation, amortization and impairments increased by 18.6% compared with 1999. By comparison, the increase in net sales over this period was 10.3%. The increase in operating expenses was attributable to more Internet-related traffic and higher purchase costs in relation to interconnect and transit traffic.

EBITDA

In 2001, EBITDA decreased by 17.0% to EUR 2,062 million (2000: EUR 2,484 million). Excluding exceptional items, EBITDA decreased by 12.4% to EUR 2,176 million (2000: EUR 2,484 million; 1999: EUR 2,444 million).

In 2001, our EBITDA margin decreased to 34.9% compared to 45.2% in 2000 (1999: 49.1%). Excluding exceptional items, our EBITDA margin decreased to 36.8% compared to 45.2% in 2000 (1999: 49.1%). The primary reasons for this decrease were the increase in Internet traffic in Fixed Telephony and an increase in transit traffic by Carrier Services, both of which traditionally generate lower margins, as well as the decrease in our wholesale tariffs as stipulated by OPTA.

Depreciation, amortization and impairments

Depreciation, amortization and impairments include the depreciation and amortization of tangible and intangible fixed assets. In 2001, total depreciation, amortization and impairment charges for property, plant and equipment, and intangible fixed assets in the Fixed-network Services segment amounted to EUR 1,102 million (2000: EUR 1,009 million).

In 2000, depreciation, amortization and impairments in relation to the Fixed-network Services segment decreased by 16.9% to EUR 1,009 million (1999: EUR 1,212 million). The decrease related to impairment charges we recognised in 1999 relating to the reduced useful life of certain assets.

Operating profit/loss (EBIT)

In 2001, operating profit in the Fixed-network Services segment decreased by 35.0% to EUR 960 million (2000: EUR 1,477 million).

Excluding exceptional items, operating profit decreased by 27.3% to EUR 1,074 million (2000: EUR 1,475 million), which reflected the deterioration of the wholesale market in general and the increase in services generating a lower profit margin, such as transit and Internet traffic.

In 2000, the increase in operating profit to EUR 1,475 million (1999: EUR 1,232 million) was primarily attributable to the decrease in depreciation and amortization charges in 2000.



The table below sets forth a three-year summary of developments in our Mobile Communications segment:

MOBILE COMMUNICATIONS SEGMENT

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Net sales	4,104	3,404	1,725
Own work capitalized	141	92	17
Other operating revenues	428	2,365	6
Total operating revenues	**4,673**	**5,861**	**1,748**
Cost of materials	638	720	289
Costs of work contracted out and other external expenses	1,290	1,117	383
Salaries and social security contributions	378	254	99
Other operating expenses	373	322	112
Intra- and inter-segment settlements	507	476	407
Total operating expenses before depreciation, amortization and impairments	**3,186**	**2,889**	**1,290**
EBITDA	**1,487**	**2,972**	**458**
Depreciation, amortization and impairments	15,617	1,369	224
Operating profit/loss (EBIT)	**-14,130**	**1,603**	**234**

Mobile Communications generates revenues primarily from the sale and provision of mobile telecommunications services, the majority of which consists of network airtime usage fees. Our principal sources of revenue are:

- ***Network airtime usage fees.*** These fees are based on the actual time usage of the connection. Airtime rates vary depending on the customer's service package (e.g., pre-paid or post-paid) and on the destination and time of the call. Network airtime usage fees include:
  - ***Termination fees.*** These are fees charged to other telecommunications companies for calls originating on their networks and terminating on our networks.
  - ***Roaming fees.*** These are fees received from other network operators for their clients' calls placed on our networks.
  - ***Value-added service fees.*** These are fees for our value-added mobile voice and data services, including messaging services such as Short Message Service (SMS), voice mail and information services.

- ***Fixed monthly subscription fees.*** These fees are billed monthly to our post-pay contract customers for access to our network, irrespective of their actual airtime usage.

- ***Sales of peripheral and other equipment.*** These include revenues from the sale of Subscriber Identity Module (SIM) cards, handsets and accessories.

- ***Own work capitalized.*** Salaries, interest and indirect costs attributable to the production of property, plant and equipment for captive use are capitalized and depreciated over the useful lives of the assets.

- ***Other operating revenues.*** These include revenues from non-core operations, such as leasing income from base station sites, as well as revenues from the sale or participation by third parties in our group companies, joint ventures and other participations or activities.

Mobile Communications' principal operating expenses are:

- ***Cost of materials.*** These consist largely of purchase costs of handsets to be sold to customers and materials used in maintaining our mobile networks.

- ***Costs of work contracted out and other external expenses.*** These include the cost of access to third-party networks, the cost of network maintenance carried out by third parties, prospecting expenses, such as fees paid to distributors and other external expenses. We pay network access costs to other fixed-line or mobile network operators for our customers' calls terminating on their networks.

- ***Salaries and social security contributions.*** These include all expenses relating to individuals in KPN Mobile's employment for the design, construction, maintenance and operation of our mobile networks.

- ***Other operating expenses.*** These include selling and marketing expenses.

- ***Intra- and inter-segment settlements.*** These include amounts charged by the other three core segments and the Other activities for products and services provided to the Mobile Communications segment.

The significant growth of the mobile telecommunications market in our main areas of operations (The Netherlands, Germany and Belgium) which we experienced in previous years has come to an end as these markets have matured. For instance, market penetration at the end of 2001 in The Netherlands and Germany amounted to 76% and 68% respectively, compared to 68% and 58% in 2000 and 43% and 28% in 1999. During 2001, we changed our strategy in The Netherlands and Germany. Instead of focusing on market share, we targeted high value customers (post paid/business segments) which led to an improvement of EBITDA margins and a diminished growth in our customer base, particularly in the last quarter of 2001. At the end of 2001, the total number of subscribers in The Netherlands, Germany and Belgium was 13.7 million (2000: 12.1 million; 1999: 7.1 million). In general, competition in our main markets continues to increase, leading to lower prices and an increasing focus on cost-cutting measures and improvement of quality of service.

In April 2001, E-Plus concluded two long-term roaming contracts with Group 3G (the Telefónica/Sonera consortium) and MobilCom Multimedia GmbH for the use of E-Plus' GSM and UMTS networks. In addition, Group 3G and E-Plus signed an agreement under which both parties will closely co-operate in the roll-out of the UMTS network in Germany.

On February 7, 2001, we acquired the remaining 50% stake in KPN Orange, our mobile operator in Belgium. As a consequence, the results of KPN Orange were fully consolidated as from that date. In March 2001, we acquired a UMTS license in Belgium for EUR 150 million.

We recognized an impairment charge of EUR 13,701 million on the goodwill of E-Plus and EUR 135 million on the goodwill of Hutchison 3G UK in 2001. The primary reasons for this write down were the saturation of the market for mobile voice services, accompanied by increasing competition and downward price pressures.

Operating revenues

The table below sets forth a three-year summary of developments in our operating revenues of our Mobile Communications segment:

MOBILE COMMUNICATIONS

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
The Netherlands			
• Network airtime usage	1,687	1,449	1,081
• Fixed monthly subscription fees	224	243	339
• Peripheral and other equipment	116	113	160
Total net sales The Netherlands	**2,027**	**1,805**	**1,580**
Germany			
• Network airtime usage	1,276	1,066	-
• Fixed monthly subscription fees	101	94	-
• Peripheral and other equipment	215	217	-
Total net sales Germany	**1,592**	**1,377**	**-**
Other operations			
• KPN Orange (Belgium)	232	58	6
• Pannon GSM (Hungary)	241	158	139
• Other	12	6	-
Total net sales Other operations	**485**	**222**	**145**
Total net sales Mobile Communications	**4,104**	**3,404**	**1,725**
Own work capitalized	141	92	17
Other operating revenues	428	2,365	6
Total operating revenues Mobile Communications	**4,673**	**5,861**	**1,748**

In 2001, total operating revenues decreased by 20.2% to EUR 4,673 million (2000: EUR 5,861 million). Exceptional items in 2001, included under other operating revenues, amounted to EUR 346 million and related to the book profit on the sale of our 22.28% interest in Telkomsel. In 2000, exceptional items amounted to EUR 2,312 million, relating to the acquisition of a 15% interest in KPN Mobile by NTT DoCoMo. Excluding exceptional items, total operating revenues increased by 21.9% from EUR 3,549 million in 2000 to EUR 4,327 million in 2001. This increase reflects the proportional consolidation of E-Plus as from February 24, 2000 and the full consolidation of KPN Orange as from February 7, 2001 as well as the increase in subscribers, which led to higher airtime revenues. E-Plus' two long-term roaming contracts included up-front payments totaling EUR 125 million, of which EUR 25 million was included in other operating revenues. Own work capitalized increased, primarily due to investments made in our GPRS networks in Germany and The Netherlands.

In 2000, total operating revenues increased to EUR 5,861 million from EUR 1,748 million in 1999. Excluding exceptional items in 2000, total operating revenues increased by EUR 1,801 million (103%) to EUR 3,549 million (1999: EUR 1,748 million), partly due to the effect of the proportional consolidation of E-Plus as from February 24, 2000.

THE NETHERLANDS

In 2001, total net sales increased by 12.3% to EUR 2,027 million (2000: EUR 1,805 million). As was the case last year, the increase in net sales was primarily due to an increasing customer base and, as a consequence, a rise in traffic volume of approximately 17%. In total, net sales benefited from less significant rate reductions in 2001, as compared to previous years. Peripheral and other equipment sales remained fairly stable at EUR 116 million (2000: EUR 113 million).

In 2000, total net sales increased by 14.2% to EUR 1,805 million (1999: EUR 1,580 million). The increase was primarily driven by a growing customer base and a rise in traffic volume. As a result, total volume grew by 28%, which more than offset the 13% drop due to rate reductions. Peripheral and other equipment showed a decrease compared to 1999, as the sales of accessories were transferred to our centralized retail units.

Network Airtime Usage Fees

We succeeded in maintaining our leading position in The Netherlands with an estimated market share of 42.8% at the end of 2001, compared to 45.1% at the end of 2000, despite fierce competition in the Dutch market with 5 mobile operators. In a saturating market, our share in market growth amounted to 23.9% in 2001 (2000: 34%; 1999: 39%).

Mobile penetration in the Dutch telecommunications market increased to approximately 76% as at December 31, 2001, based upon an estimated population of 16.1 million. In 2000 and 1999, mobile penetration was approximately 68% and 43%, respectively, based upon an estimated population of 15.9 million in 2000 and 15.8 million in 1999.

Our customer base grew by approximately 7.8%, increasing from approximately 4.8 million customers at year-end 2000 to approximately 5.2 million at year-end 2001. In 2000, our customer base increased by 1.3 million, a 39% rise compared to 1999. As discussed above, we modified our strategy in The Netherlands to focus less on market share and more on high value customers. This strategy resulted in relatively low growth in pre-paid customers during 2001, 9.7% compared to growth of 70.5% during 2000. Conversely, the growth in post paid customers during 2001 amounted to 4.4%, compared to 3.2% during 2000.

The following table is a three-year summary of developments in our Dutch customer base:

DEVELOPMENT IN OUR DUTCH CUSTOMER BASE

NUMBER OF CUSTOMERS IN THOUSANDS	2001	2000	1999
Pre-paid	3,486	3,179	1,864
Post-paid	1,739	1,666	1,615
Total	**5,225**	**4,845**	**3,479**

The gross churn ratio, which shows the number of mobile customers no longer connected to our network and those having switched to a pre-paid package relative to our customer base, is a key indicator of the quality of our services and our competitive position. Reasons for customers discontinuing the use of our services include involuntary churn, meaning that we have taken the initiative in disconnecting customers (e.g., as a result of unpaid bills), or voluntary churn, where customers discontinue the use of our services, e.g., because they are switching to a competitor mobile operator.

The following table, which is based on management estimates, is a three-year summary of developments in our gross churn rate in The Netherlands. Ratios include pre-paid customers who have not upgraded their call credits in the past 13 months.

DEVELOPMENT IN CHURN RATIO

RATIOS AT YEAR END	2001	2000	1999
Gross churn	19%	16%	22%

The increase in churn ratio in our pre-paid segment due to a stricter disconnection policy for inactive customers, was only partly offset by a decrease in our post-paid segment. The decrease in churn for our post-paid segment was a result of our change in strategy to focus on high-value customers, including better retention programs.

Developments in our customer base had a positive effect on our total airtime usage fees, which showed a 16.4% increase in 2001, from EUR 1,449 million in 2000 to EUR 1,687 million in 2001 (1999: EUR 1,081 million). The following table is a three-year summary of this effect:

AIRTIME USAGE FEE AND WEIGHTED AVERAGE REVENUE

	2001	2000	1999
Total airtime usage (minutes x million per period) [1]	**6,818**	**5,826**	**4,125**
Weighted average monthly airtime in minutes per customer	112	116	124
• Pre-paid	45	53	53
• Post-paid	244	215	175
Monthly average revenue per customer (EUR):			
• Pre-paid	12	13	13
• Post-paid	65	63	61
Total monthly average revenues (EUR)	**29**	**32**	**41**

1) Exclusive of international roaming on our network.

In 2001, total airtime usage increased by 17% to 6.8 million minutes compared to 5.8 million in 2000, primarily due to the increase in our customer base and the increase in average monthly airtime of our post-paid customers in particular. Usage per connection also increased in 2000 in each customer group, although monthly airtime per pre-paid customer stabilized. The rapid growth in number of pre-paid customers and the calling behavior typical to this customer group was a key factor in the drop from 124 minutes of average monthly airtime per customer in 1999 to 116 minutes in 2000.

Network airtime usage fees also includes the operating revenues from SMS traffic. In 2001, approximately 451 million messages were sent compared with approximately 286 million in 2000 and 69 million in 1999.

The drop in monthly average revenue per customer (ARPU), despite higher ARPU for post paid customers, is attributable to rate reductions and the decrease of ARPU for pre-paid customers. This was due to a decreasing number of pre-paid minutes, partly offset by increased SMS traffic.

Fixed Monthly Subscription Fees

In 2001, total fixed monthly subscription fees amounted to EUR 224 million, compared to EUR 243 million in 2000. Despite the increased number of post-paid customers at year-end 2001,



the reduction of subscription fee rates as from March 2001 was the major factor contributing to this decrease.

In 2000, net sales from fixed monthly subscription fees fell by 28%, from EUR 339 million in 1999 to EUR 243 million in 2000, primarily as a result of a drop in post-paid rates.

GERMANY

We acquired our 77.49% share in E-Plus on February 24, 2000, and its results of operations were proportionately consolidated as from that date. As a result there are no comparative figures for the year 1999 and the period January 1 to February 24, 2000.

Total net sales in Germany increased from EUR 1,377 million over the 10-month period in 2000 to EUR 1,593 million in 2001. Apart from the consolidation effect, the rise in net sales stemmed from higher traffic revenues as a result of a higher subscriber base. Fixed monthly subscription fees and sales of equipment, when adjusted for the consolidation effect, were lower due to lower subscription fees in 2001 as well as lower handsets sales volumes.

Network Airtime Usage

The rapid expansion of the mobile communications market which we experienced in 1999 and 2000 came to an end in 2001 as the German market matured. Mobile market penetration reached a level of approximately 68% at the end of 2001, as opposed to 58% at the end of 2000, based on an estimated population of 82 million at the end of 2001 and 2000. By the end of 2001, our market share in the German market amounted to 13.3%, compared to 14.0% at the end of 2000, reflecting our change in strategy to focus on high value customers. Our customer base in Germany grew from 6.7 million on December 31, 2000 to 7.5 million on December 31, 2001, while in 2001 our share in market growth amounted to 9.8% compared to 11.7% in 2000.

The following table is a three-year summary of developments in our German customer base:

DEVELOPMENTS IN OUR GERMAN CUSTOMER BASE

NUMBER OF CUSTOMERS IN THOUSANDS	2001	2000	1999
Pre-paid	4,368	3,628	1,260
Post-paid	3,113	3,033	2,519
Total	**7,481**	**6,661**	**3,779**

In 2000, our pre-paid customer base increased substantially. During the fourth quarter of 2001, we saw a slight decline in total number of pre-paid customers, reflecting our focus on high value customers (post-paid, business sector). Total post-paid customers in 2001 grew by a modest 2.6% compared to 2000.

The following table, which is based on management estimates, is a three-year summary of developments in our gross churn ratio in Germany. Ratios include pre-paid customers who have not upgraded their call credits in the past 13 months.

DEVELOPMENT IN CHURN RATIO

RATIOS AT YEAR END	2001	2000	1999
Gross churn	25%	15%	20%

The increase in churn reflects a stricter disconnection policy for pre-paid customers. Other factors contributing to the relatively high churn ratio in 2001, were the SMS price increase as well as our strategic refocus on high value customers. Despite higher prices, the total number of SMS messages sent by E-Plus customers amounted to 2.86 billion in 2001, compared to 2.29 billion in 2000.

The following table is a three-year summary of the effects of the significant growth in E-Plus's customer base on network airtime usage:

AIRTIME USAGE FEE AND WEIGHTED AVERAGE REVENUE

	2001	2000	1999
Total airtime usage			
(minutes x millions per period) 1)	**5,961**	**4,792**	**3,302**
Weighted average monthly airtime in			
minutes per customer (end of period)	65	77	101
• Pre-paid	27	37	58
• Post-paid	118	111	118
Monthly average revenue			
per customer (EUR) (end of period) 1):			
• Pre-paid	9	16	23
• Post-paid, inclusive of SMS	39	41	46
Total monthly average revenues (EUR) 1)	**21**	**30**	**39**

1) Exclusive of international roaming on the E-Plus network.

Airtime usage in 2001 increased by 24.4% from 4,792 million minutes in 2000 to 5,961 million in 2001. The decrease in average monthly airtime for both pre-paid and post-paid customers was more than offset by the increase in customer base. The decrease in average monthly airtime in minutes and a decrease in prices of approximately 20% in 2001 resulted in substantially lower monthly average revenues per customer, declining from EUR 30 in 2000 to EUR 21 in 2001.

OTHER OPERATIONS

Net sales increased from EUR 222 million in 2000 to EUR 485 million in 2001, an increase of 118%. This was mainly the result of our acquisition of the remaining 50% stake in KPN Orange on February 7, 2001. As from that date, the results of operations of KPN Orange were fully consolidated.

Net sales recorded by KPN Orange in 2001 totaled EUR 232 million compared to EUR 58 million in 2000 (1999: EUR 6 million). KPN Orange commenced activities in the second half of 1999. Our customer base nearly doubled from 552,000 customers on December 31, 2000 to 1,003,000 customers on December 31, 2001 (1999: 80,000). This and the effect of the full consolidation of KPN Orange accounted for the significant increase in net sales. Our market share at year-end 2001 was 13%, compared to 10% in 2000 (1999: 3%). KPN Orange's ARPU fell from EUR 50 in 1999 to EUR 28 in 2000, to EUR 23 in 2001. Churn ratio in 2001 decreased compared to 2000 from 26.6% to 21.2%, largely as a result of a significant increase in our pre-paid customer base during 2001.

The proportionately consolidated net sales of Pannon GSM increased from EUR 158 million in 2000 to EUR 241 million in 2001, reflecting a growth in customer base. During 2001, we announced the sale of Pannon GSM to Telenor for EUR 603 million and the sale was completed in February 2002.

Operating expenses before depreciation, amortization and impairments

The table below sets forth a three-year summary of developments in our total operating expenses before depreciation, amortization and impairments in our Mobile Communications segment:

OPERATING EXPENSES

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
The Netherlands	1,196	1,208	1,141
Germany	1,404	1,355	-
Other operations	586	326	149
Total operating expenses before depreciation, amortization and impairments	**3,186**	**2,889**	**1,290**

In 2001, total operating expenses before depreciation, amortization and impairments incurred by Mobile Communications increased by 10.3% to EUR 3,186 million (2000: EUR 2,889 million). This increase included the effect of the proportional consolidation of E-Plus as from February 24, 2000 and of the full consolidation of KPN Orange as from February 7, 2001.

In 2000, total operating expenses before depreciation, amortization and impairments incurred by Mobile Communications increased by 124% to EUR 2,889 million (1999: EUR 1,290 million).

THE NETHERLANDS

In 2001, operating expenses before depreciation, amortization and impairments amounted to EUR 1,196 million (2000: EUR 1,208 million). Excluding exceptional charges related to the restructuring provision of EUR 18 million, operating expenses before depreciation, amortization and impairments amounted to EUR 1,178 million in 2001. Lower customer acquisition costs as a result of a decrease in growth in our pre-paid segment in The Netherlands and lower handset subsidies on pre-paid packages were the main drivers behind this decrease. This decline was partly offset by higher interconnection and network access fees as a result of higher traffic volumes.

In 2000, operating expenses before depreciation, amortization and impairments amounted to EUR 1,208 million (1999: EUR 1,146 million). Higher customer acquisition costs and interconnection and network access fees were the main drivers behind this increase.

GERMANY

In 2001, total operating expenses before depreciation, amortization and impairments amounted to EUR 1,404 million (2000: EUR 1,355 million), an increase of 3.6% over 2000. By comparison, net sales increased by 15.7% in 2001 compared to 2000. Although the consolidation of E-Plus as from February 24, 2000 affects the comparison, this decrease reflects the significant decrease in customer acquisition costs and handset subsidies. In addition, marketing costs decreased compared to 2000.

OTHER OPERATIONS

Total operating expenses before depreciation, amortization and impairments amounted to EUR 586 million in 2001, compared to EUR 326 million in 2000. The increase was primarily due to the full consolidation of KPN Orange as from February 7, 2001 as well as a higher number of subscribers for both KPN Orange and Pannon GSM, leading to higher subscriber acquisition costs and higher interconnection and network access fees.

Total operating expenses before depreciation, amortization and impairment in 2000 amounted to EUR 326 million compared to EUR 144 million in 1999. The increase was primarily due to the start up of activities of KPN Orange in the second half of 1999.

EBITDA

The table below sets forth a three-year summary of EBITDA in our Mobile Communications segment:

EBITDA

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
The Netherlands	868	631	451
Germany	337	112	-
Other operations	282	2,229	7
Total EBITDA	**1,487**	**2,972**	**458**

In 2001, EBITDA decreased by 50% to EUR 1,487 million (2000: EUR 2,972 million). Excluding exceptional items, EBITDA increased by 75.6% to EUR 1,159 million (2000: EUR 660 million). Apart from the consolidation effects of both E-Plus and KPN Orange, the main contributors to this increase were higher revenues arising from higher network airtime usage volumes as well as lower customer acquisition costs.

In 2000, EBITDA increased to EUR 2,972 million (1999: EUR 458 million). Excluding exceptional items, EBITDA increased by 44% to EUR 660 million (1999: EUR 458 million). This increase was primarily due to the inclusion of 77.49% of the results of E-Plus as from February 24, 2000, as well as a consequence of organic growth in our Dutch customer base and the resulting rise in airtime usage. This, however, was partially offset by a decline in EBITDA in KPN Orange and Pannon GSM on account of increased costs in relation to the rise in number of customers.

Total EBITDA margin for mobile communications decreased to 31.8% in 2001 (2000: 50.7%). Excluding exceptional items, EBITDA margin increased from 18.6% in 2000 to 26.8% in 2001, reflecting the changed strategy towards high value customers as well as the rise in airtime traffic. EBITDA margin in 1999 amounted to 26.2%.

THE NETHERLANDS

In 2001, total EBITDA of our mobile activities in The Netherlands amounted to EUR 868 million (2000: EUR 631 million). The effect of the increase in operating revenues as a result of higher traffic volumes was supported by lower subscriber acquisition costs. This was partly offset by the EUR 18 million exceptional item related to the restructuring of our activities in The Netherlands.

In 2000, our EBITDA increased from EUR 451 million in 1999 to EUR 631 million. Higher revenues arising from an increase in total number of subscribers were only in part offset by increased customer acquisition costs and higher interconnection and network access fees.

GERMANY

In 2001, total EBITDA amounted to EUR 337 million compared to EUR 112 million in 2000. The year 2001 included a full year of proportional consolidation of the results of E-Plus, compared to only ten months in 2000. In addition, higher operating revenues more than offset a modest increase in operating expenses.

OTHER OPERATIONS

In 2001, total EBITDA for our other mobile communications activities totaled EUR 282 million compared to EUR 2,229 million in 2000. Excluding exceptional items, EBITDA amounted to a loss of EUR 64 million in 2001, compared to a loss of EUR 83 million in 2000. In 1999, EBITDA amounted to EUR 7 million.

Depreciation, amortization and impairments

In 2001, depreciation, amortization and impairments increased to EUR 15,617 million (2000: EUR 1,369 million). In 2001, we impaired the goodwill of our subsidiary E-Plus by EUR 13,701 million, as well as the goodwill of our minority stake in Hutchison 3G UK by EUR 135 million. Excluding this exceptional charge, depreciation, amortization and impairments amounted to EUR 1,781 million, compared to EUR 1,369 million in 2000, resulting from consolidation effects (E-Plus and KPN Orange) and the regular goodwill amortization on E-Plus (full year of goodwill amortization in 2001 as opposed to ten months of goodwill amortization in 2000), as well as the increase in our asset base following further investments in our network. As was the case last year, we did not amortize the UMTS licenses we acquired in 2000 and 2001 because no services have yet been provided under these licenses.

In 2000, depreciation, amortization and impairments increased to EUR 1,369 million (1999: EUR 224 million). The 2000 amount included EUR 845 million in amortization charges relating to the acquisition of E-Plus. Other factors include the expansion of KPN Orange's network and the amortization of its DCS 1800 license as well as impairments of approximately EUR 40 million of assets held by KPN Mobile in The Netherlands (base-station controllers in particular).

Operating profit/loss (EBIT)

In 2001, operating loss of the Mobile Communications segment amounted to EUR 14,130 million compared to a profit of EUR 1,603 million in 2000. Excluding exceptional items, operating loss amounted to EUR 622 million (2000: a loss of EUR 709 million). The significant improvement in EBITDA was more than offset by the substantially higher depreciation and amortization charges. Operating profit in 1999 amounted to EUR 234 million.



The table below sets forth a three-year summary of developments in our Data/IP segment:

DATA/IP SEGMENT

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Total net sales	1,591	1,366	1,021
Own work capitalized	23	20	2
Other operating revenues	64	21	578
Total operating revenues	**1,678**	**1,407**	**1,601**
Cost of materials	86	94	64
Costs of work contracted out and other external expenses	435	402	349
Salaries and social security contributions	188	153	105
Other operating expenses	123	100	92
Intra- and inter-segment settlements	632	546	339
Total operating expenses before depreciation, amortization and impairments	1,464	1,295	948
EBITDA	214	112	653
Depreciation, amortization and impairments	360	165	364
Operating profit/loss (EBIT)	**–146**	**–53**	**289**

Our principal sources of revenues in the Benelux are:

- ***Data services.*** We provide leased or private line services (analog and digital lines in several bandwidth categories) and value-added network services to businesses that wish to build their own networks. The service fees for fixed-network connections are based on prescribed cost-based calculations as stipulated by OPTA. Data services are generally provided based on flat fees and monthly subscription fees. Our monthly rates vary depending on capacity provided and, in the case of fixed-network connections, length of the connection. Services also can differ in quality and functionality, which is reflected in our rates. Value-added network services are intended to enhance connection capacity by means of packet-switched data transmission.

- ***Private network services.*** We provide local area networks for intranet sites which are also marketed as wide area networks to achieve local area network capabilities in several sites. We also provide large business customers with closed mobile networks.

- ***Enterprise solutions.*** Through our business line ESN we manage applications for business customers in conjunction with partners such as Oracle and SAP. We also offer application service provisioning and hosting services.

- ***Service integration services.*** We offer tailor-made data and network services to our own network of business customers. Service integration generates revenues based on fees charged for component parts of services offered (e.g., data communication and private network services), in addition to consulting services charged by the hour. Revenues from our other products and services can also follow from such customization engagements, as we offer full solution implementation services.

KPNQwest's principal sources of revenues are:

- ***Data services:*** these include the following products and services:
  - ***High-quality broadband services.*** City-to-city broadband capacity of 2 megabits per second (Mbps), 34 Mbps, 45 Mbps and 155 Mbps, with a bandwidth of up to 2.5 gigabits per second (Gbps) available upon request, as well as colors or wave lengths with bandwidths of 2.5 Gbps or 10 Gbps.
  - ***IP transit.*** Broadband capacity of 2 Mbps to 34 Mbps, 45 Mbps and 155 Mbps for ISPs and for Internet content providers, with a bandwidth of up to 2.5 Gbps available upon request.
  - ***Value-added Internet Protocol products and services.*** Internet access and supplementary products and services, including consulting, hosting, virtual private networks and live broadcasts or taping of events.

- ***Infrastructure services:*** revenues are generated by the sale of various types of network infrastructures, including dark fibers and ducts.

The principal operating expenses before depreciation, amortization and impairments, incurred by the Data/IP segment are:

- ***Cost of materials.*** This consists primarily of purchases of computer hardware and software and other materials for our private network services and Enterprise Solutions operations in the Benelux countries.

- ***Costs of work contracted out and other external expenses.*** These mainly include costs of third-party network maintenance and network services provided by KPNQwest and Infonet.

- ***Salaries and social security contributions.*** Salaries and social security contributions relating to network construction and management are included in inter-segment settlements.

- ***Other operating expenses.*** These principally consist of selling and marketing expenses.

- ***Intra- and inter-segment settlements.*** These include charges for network construction and maintenance carried out by our own business units in the other segments, as well as by other Dutch service providers.

During 2001, KPNQwest connected further rings in its EuroRings fiber-optic network. On October 18, 2001, KPNQwest announced its intention to acquire the Ebone and central Europe division from GTS. KPNQwest will issue approximately EUR 210 million of new convertible bonds and assume an estimated EUR 435 million of net bank debt and capital lease obligations upon closing of that transaction. In November 2001, we sold 10% of our interest in KPNQwest to Qwest. As a result, the results of operations of KPNQwest have been included in our consolidated income statement up to and including November 30, 2001. We will continue close business cooperation with KPNQwest and, through at least January 1, 2003, will operate as a distributor of KPNQwest's services in The Netherlands, Belgium and Luxembourg.

Operating revenues

The table below sets forth a three-year summary of developments in our operating revenues:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Data services	982	870	738
Private network services	95	125	136
Enterprise solutions	73	59	40
Service integration services	102	57	16
Other services	18	9	8
Total net sales Benelux	**1,270**	**1,120**	**938**
KPNQwest	266 [1]	224	80
Other	55	22	3
Total net sales International	**321**	**246**	**83**
Own work capitalized	23	20	2
Other operating revenues	64	21	578
Total operating revenues	**1,678**	**1,407**	**1,601**

1) From January 1, 2001 to November 30, 2001.

In 2001, total operating revenues of our Data/IP segment increased to EUR 1,678 million (2000: EUR 1,407 million). Excluding exceptional items, stemming from the partial sale of our interest in KPNQwest amounting to EUR 51 million in 2001 and the EUR 21 million gain resulting from the exercise of the Infonet over-allotment option in 2000, total operating revenues increased from EUR 1,386 million in 2000 to EUR 1,627 million in 2001 (1999: EUR 1,023 million).

Major factors contributing to this increase were the growth in the customer base of digital leased lines, a shift to a higher bandwidth service and the steady increase in revenues of KPNQwest as from April 1999. The results of operations of KPNQwest have been proportionally consolidated until November 30, 2001. On December 31, 2001, our interest in KPNQwest was 39.9%.

In 1999, other operating revenues totaled EUR 578 million, resulting from the upward valuation of our interests in KPNQwest and Infonet in relation to their public offerings, as well as from revenues generated by the sale of a 0.3% interest in Infonet.

BENELUX

In 2001, net sales from the Benelux countries increased to EUR 1,270 million (2000: EUR 1,120 million). This growth of 13.4% occurred in Data Services, Service Integration and Enterprise Solutions. The drivers behind the growth in Data Services were the continued increase in the number of digital connections of 20% (2001: 52,478; 2000: 43,634) and a shift to higher bandwidth connections, partially offset by a drop of 13% in analog lines. Since average revenues per digital line are higher than those per analog line, the exchange of analog for digital fixed-network lines had a positive effect. The increased market demand for FlexiStream also contributed to the revenue growth. The Metronetwork services (CityRing) portfolio realized a 108% increase in revenues. In 2001, the number of CityRings increased to 43 (2000: 40).

In 2000, net sales generated by data services in the Benelux increased by 17.9% to EUR 870 million (1999: EUR 738 million). The increase in net sales in the Benelux countries was largely attributable to the rise in digital fixed-network connections (2000: 13% volume growth; 1999: 20%). In addition to organic growth and the developments described above, this increase was driven by the exchange of analog for digital fixed-network lines (a 12% volume drop in analog lines in 2000).

INTERNATIONAL

In 2001, our share in KPNQwest's net sales from data services increased by 18.8% (2000: 180.0%) to EUR 266 million (2000: EUR 224 million; 1999: EUR 80 million). The growth in the wholesale market, IP value-added services market and the extension of IP VPN services were the main drivers of the increase in net sales, despite the deconsolidation of KPNQwest as of November 30, 2001.

Operating expenses before depreciation, amortization and impairments

The table below sets forth a three-year summary of our operating expenses before depreciation, amortization and impairments:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Benelux	1,115	998	830
International	349	297	118
Total operating expenses before depreciation, amortization and impairments	**1,464**	**1,295**	**948**

In 2001, total operating expenses before depreciation, amortization and impairments, increased by 13.1% to EUR 1,464 million (2000: EUR 1,295 million). Operating expenses before depreciation, amortization and impairments in the Benelux countries increased by 11.7% to EUR 1,115 million (2000: EUR 998 million). Excluding exceptional items, which consisted of a EUR 15 million restructuring charge, operating expenses increased by 10.2% from EUR 998 million to EUR 1,100 million. The primary drivers were an increase in inter-segment charges million reflecting higher purchase costs for network access and international services, as a result of the growth in data business. This was offset by cost reductions resulting from process improvements and portfolio restructuring. By comparison, operating revenues increased by 14.4% compared to 2000.

In 2001, operating expenses in our International operations before depreciation, amortization and impairments increased by 17.5% to EUR 349 million (2000: EUR 297 million) mainly as a result of volume increases within KPNQwest, partially offset by the deconsolidation of KPNQwest as of November 30, 2001.

In 2000, total operating expenses before depreciation, amortization and impairments, increased by 36.6% to EUR 1,295 million (1999: EUR 948 million). Operating expenses in the Benelux increased by 20.2% from EUR 830 million in 1999 to EUR 998 million in 2000. The bulk of these expenses were the result of increased sales volumes. The relatively slight rise in 2000 was the result of specific cost reduction programs launched in our Corporate Networks business unit in The Netherlands. The increase in operating expenses in our International operations from EUR 118 million in 1999 to EUR 297 million in 2000 was primarily due to volume increases. In addition, the comparative figures for 1999 for KPNQwest only related to the last three quarters of the year.

EBITDA

The table below sets forth a three-year summary of EBITDA:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Benelux	195	129	110
International	19	–17	545
EBITDA	**214**	**112**	**655**

In 2001, EBITDA improved by 91.1% to EUR 214 million (2000: EUR 112 million). Excluding exceptional items in both years, EBITDA increased by 95.6% from EUR 91 million in 2000 to EUR 178 million in 2001. This increase was due to volume increases in our Benelux and International operations despite higher competition and the corresponding downward effect on prices. Our focus on cost reductions, mainly in the Benelux countries, led to a lower increase in operating expenses in 2001. EBITDA margin, excluding the effect of exceptional items, amounted to 10.9% (2000: 6.6%).

In 2000, EBITDA fell by 82.9% to EUR 112 million (1999: EUR 653 million). Excluding exceptional items relating to the gains from the public offerings of KPNQwest and Infonet totaling EUR 578 million in 1999, and the exceptional gain of EUR 21 million in 2000 related to the Infonet over-allotment option, EBITDA increased by 21.3% from EUR 75 million in 1999 to EUR 91 million in 2000. This was attributable to volume increases in both the Benelux and in our International operations, and to a drop in operating expenses in The Netherlands due to cost-cutting measures, which were partially offset by KPNQwest's start-up costs and operating expenses. EBITDA margin in 2000, excluding exceptional items, amounted to 6.6% (1999: 7.3%).

Depreciation, amortization and impairments

In 2001, depreciation, amortization and impairment charges increased by 118.2% to EUR 360 million (2000: EUR 165 million). This increase was mainly caused by an increase in our asset base both in the Benelux as well as in our international operations following the ongoing expansion of the business. KPNQwest's growth of business activities led to higher depreciation charges. In addition, we incurred an impairment charge on the goodwill of our subsidiary PanTel of EUR 57 million in 2001.

In 2000, depreciation, amortization and impairment charges decreased by 54.7% to EUR 165 million (1999: EUR 364 million). This decline was largely attributable to additional depreciation charges and impairments in 1999 as a result of the reduction in the useful lives of certain assets in The Netherlands, such as platforms for our leased lines portfolio. This was partially offset by an increase in 2000 following the increase in our asset base, particularly the expansion of KPNQwest's network.

Operating profit/loss (EBIT)

In 2001, our operating loss in the Data/IP segment amounted to EUR 146 million (2000: an operating loss of EUR 53 million). Excluding exceptional items, our operating loss increased by 68.9% to EUR 125 million (2000: EUR 74 million loss). Despite the improvement in our EBITDA, resulting from an improvement in volumes and cost reductions, the significant increase in deprecation, amortization and impairment charges resulted in a decrease of our operating loss in 2001.

In 2000, our operating loss amounted to EUR 53 million (1999: an operating loss of EUR 289 million). Excluding exceptional items, our operating loss decreased 74.4% to a loss of EUR 74 million (1999: a loss of EUR 289 million). The improvement in operating loss in 2000 was attributable to the combined effects of volume increases, both in the Benelux countries and in International operations, cost reductions in The Netherlands, and a decline in depreciation, amortization and impairment charges.



Internet, Call center and Media Services (ICM) segment

The table below sets forth a three-year summary of developments in our ICM segment:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Business Commerce Services:			
• Call center services	298	230	153
• Commerce services	133	125	120
• Business ISP	29	19	13
• E-market places	4	-	-
Directory services	203	208	216
Consumer Internet & Media Services:			
• Consumer ISPs	77	54	47
• Portals	9	4	2
• Portal enabling services	28	22	22
Total net sales	**782**	**662**	**573**
Own work capitalized	3	-	-
Other operating revenues	1	21	-
Total operating revenues	**786**	**683**	**573**
Cost of materials	46	38	33
Costs of work contracted out and other external expenses	168	173	125
Salaries and social security contributions	301	214	166
Other operating expenses	150	87	61
Intra- and inter-segment settlements	209	238	214
Total operating expenses before depreciation, amortization and impairments	**874**	**750**	**599**
EBITDA	**–88**	**–67**	**–26**
Depreciation, amortization and impairments	122	65	65
Operating profit/loss (EBIT)	**–210**	**–132**	**–91**

Business Commerce Services comprise:

• ***Call center services:*** these include inbound and outbound call and e-mail centers offering information services, as well as sales support services and directory assistance and a temporary employment agency for telephone exchanges and training. Net sales generated by call center services are determined based on rate charged per call handled, call time and number of calls.

• ***Commerce services:*** these include toll-free (0800) and premium rate (0900) national and international telephone numbers in use by clients of organizations and companies, teleconferencing services, e-commerce facilitating services (including services surrounding e-shops, transactions and payments) and advisory services. Net sales generated by toll-free and premium rate services and conferencing services are based on a rate charged per call handled, call time and number of calls, as well as on number of business clients using these services. Net sales from our e-commerce facilitating services are based on hourly rates and long term service contracts. Net sales from our advisory services are based on rates per hour.

• ***Business ISP services:*** these include Internet portal services for residential and business customers. Net sales from Business ISP services are based on monthly subscription fees for access and hosting, shares in telephone usage revenues and other consultancy & specialized services.

• ***E-market places:*** established in 2001 as one of the largest European online business exchanges for (ICT) products, services and temporary personnel. Net sales are based on an initial entrance fee, subscription fee per user, a limited transaction fee and remuneration for consultancy and specialized services.

Directory Services compromise:

• Sales of yellow-page references and advertisements, additional white-page references, electronic and CD-ROM directories, and database information. Net sales are based on the number of advertisements sold. For number inquiry services, net sales are based on call time and number of calls.

Consumer Internet & Media Services comprise:

• ***Consumer ISP services:*** these include Internet portal services and Internet content. Net sales from ISP services are based on monthly subscription fees, shares in telephone usage revenues and online advertising income.

• ***Portals:*** these include our communities and portals which are directed at specific groups and/or market segments. Net sales are based on monthly subscription fees, shares in telephone usage revenues, online advertising income and long term service contracts.

• ***Portal enabling services:*** these include services for ICM portals and third party portals. These consist amongst others of ticket services (to enable sales of entrance tickets) and special-rate services for en-masse calling campaigns. For the latter the net sales are based on call time and number of calls. Net sales from ticket services are based on a fixed fee per ticket sold.

Our principal operating expenses, other than depreciation, amortization and impairments, are:

- ***Cost of materials:*** these consist mainly of paper purchases for telephone directories, telephone number and address databases and Internet content.

- ***Costs of work contracted out and other external expenses:*** these include consulting fees, costs incurred in relation to outside employees, product and market development expenses and printing costs.

- ***Salaries and social security contributions.***

- ***Other operating expenses:*** these include selling and marketing expenses, license fees and distribution costs.

- ***Intra- and inter-segment settlements:*** these include distribution and sales support expenses, as well as platform and network charges and the costs of accounting services provided by our business units belonging to the Other activities.

In the beginning of 2001, we revised our control and governance structure for our ICM segment. As of 2001, our main focus was on three strategic areas, Consumer Internet & Media Services, Directory Services and Business Commerce Services.

In 2001, total operating revenues increased by 15.1% to EUR 786 million (2000: EUR 683 million). Excluding exceptional items, which related to the effect of the public offering of SNT amounting to EUR 20 million, total operating revenues increased by 18.6% to EUR 786 million (2000: EUR 663 million). This increase was mainly attributable to our call center services and ISP services, following the full consolidation of SNT as from March 2000 as well as from acquisitions by SNT during 2001.

In 2000, total operating revenues increased by 19.2% to EUR 683 million (1999: EUR 573 million). Excluding exceptional items, total operating revenues increased by 15.7% to EUR 663 million (1999: EUR 573 million). This increase was particularly attributable to our call center services, following the full consolidation of SNT as from March 2000, as a result of the increase of our interest in SNT to 51%.

Total registered Internet subscribers (both business and retail) increased by 38% to 2.9 million at year-end 2001 (2000: 2.1 million; 1999: 0.9 million).

BUSINESS COMMERCE SERVICES

Call Center Services

In 2001, net sales generated by call center services increased by 29.6% to EUR 298 million (2000: EUR 230 million). This increase was in part attributable to SNT, following its full consolidation as from March 2000. Additionally, SNT acquired new subsidiaries during 2001 in Scandinavia and France, which contributed EUR 54 million to total net sales.

In 2000, net sales generated by call center services increased by 50.3% to EUR 230 million (1999: EUR 153 million). This increase was partially attributable to SNT, which was fully consolidated with effect from March 2000.

Commerce Services

In 2001, net sales generated by commerce services increased by 6.4% to EUR 133 million (2000: EUR 125 million). The increase reflects the growing business of conferencing services and e-business solutions and an increase in collect call services. This was partially offset by lower net sales from our toll-free (0800) and premium rate (0900) national and international telephone number services resulting from a decrease in total number of minutes and in price per minute.

In 2000, net sales generated by commerce services rose by 4.2% to EUR 125 million (1999: EUR 120 million). In 2000, we increased our customer base to approximately 4,800 clients (1999: 3,700 clients).

Business ISP services

In 2001, net sales of business ISP services increased by 52.6% to EUR 29 million (2000: EUR 19 million). This increase resulted from increased sales of ADSL and an increase in the number of residential and business customers. In 2001, the number of registered ISP users increased by 35.5% to 117,300 on December 31, 2001 (December 31, 2000: 86,600).

In 2000, net sales of business ISP services increased by 46.2% to EUR 19 million (1999: EUR 13 million). This increase resulted from an increased number of residential and business customers and the start up of ADSL sales. In 2000, the number of registered ISP users increased by 33.2% to 86,600 on December 31, 2000 (December 31, 1999: 65,000).

E-marketplaces

Our e-market place activity (Proclare) has been operational since October 2001. Total sales in 2001 amounted to EUR 4 million.

DIRECTORY SERVICES

In 2001, net sales from Directory services decreased by 2.4% to EUR 203 million (2000: EUR 208 million). The decrease was due to a decrease in inquiry services, caused by a decrease in the number of calls, as partially offset by an increase in average price.

In 2000, net sales from Directory services decreased by 3.7% to EUR 208 million (1999: EUR 216 million). The decrease in revenues was attributable to a decrease in net sales from inquiry services, caused by a decrease in the number of calls, partially offset by an increase in average price.

Consumer ISP Services

In 2001, net sales from our Consumer ISP services increased by 42.6% to EUR 77 million (2000: EUR 54 million). This increase stemmed from an increase in the number of active subscribers, the sale of ADSL connections, the increase in the total number of hours on-line and the introduction of the Internet-originating model by Carrier Services. In 2001, the number of registered ISP users increased by 42.1% to 2.7 million on December 31, 2001 (December 31, 2000: 1.9 million).

In 2000, net sales from our Consumer ISP services increased by 14.9% to EUR 54 million (2000: EUR 47 million). Although the number of registered ISP users increased by 111.1% to 1.9 million on December 31, 2000 (December 31, 1999: 0.9 million), average subscription fees declined due to an increased number of free Internet subscriptions. Subscription fees account for approximately 55% of total sales generated by our ISP services.

Portals

In 2001, net sales from portal services increased by 125% to EUR 9 million (2000: EUR 4 million). This increase was mainly caused by our acquisition of a gaming magazine publisher and the increase in revenues from HCC Net.

In 2000, net sales from portal services increased to EUR 4 million (1999: EUR 2 million), following the acquisition of HCC Net.

Portal Enabling Services

In 2001, net sales from these services increased by 27.3% to EUR 28 million (2000: EUR 22 million). This was mainly caused by the acquisition of a gaming magazine publisher and the increase in special-rate services for en-masse calling campaigns.

In 2000, net sales from these services did not change compared to 1999.

Operating expenses before depreciation, amortization and impairments

In 2001, total operating expenses before depreciation, amortization and impairments increased by 16.5% to EUR 874 million (2000: EUR 750 million). Excluding exceptional items, relating to the termination of Planet Internet Germany (EUR 29 million) and the restructuring charge of EUR 29 million for the ICM segment, total operating expenses before depreciation, amortization and impairments increased by 8.8% to EUR 816 million (2000: EUR 750 million). The major part of the increase in operating expenses was directly related to higher net sales in our main activities, as well as additional costs incurred for new portal activities and for Planet Internet Germany. In addition, the full consolidation of SNT as from March 2000 as well as the acquisition of new activities by SNT led to higher salaries and social security contributions. Other operating expenses increased by 37.9% to EUR 120 million (2000: EUR 87 million) as a result of a higher level of activities of our ISPs, including Planet Internet Germany, and the acquisitions made by SNT. This was offset by cost reductions in our Call centers activities and in marketing and sales expenditure.

In 2000, total operating expenses before depreciation, amortization and impairment charges, increased by 25.2% to EUR 750 million (1999: EUR 599 million), primarily due to the consolidation of SNT and the growth in the cost of our services as well as higher marketing and sales expenditures of our ISPs.

EBITDA

In 2001, EBITDA amounted to a loss of EUR 88 million (2000: a loss of EUR 67 million). Excluding exceptional items, EBITDA improved to a loss of EUR 30 million (2000: a loss of EUR 87 million). This was mainly caused by improvements in existing business, such as the increased efficiency in the call center activities, margin improvement in ISPs, Directory services and Commerce services and the termination of loss making activities. EBITDA margin, excluding exceptional items, amounted to –3.8% in 2001 (2000: –13.1%).

In 2000, EBITDA amounted to a loss of EUR 67 million (1999: a loss of EUR 26 million). Excluding exceptional items, EBITDA decreased to a loss of EUR 87 million (1999: a loss of EUR 26 million). This was caused by, on the one hand, the increasing net sales as a result of the full consolidation of SNT, and on the other hand by the effect of the rise in operating expenses in relation to increased marketing activities and increases in marketing and product development expenses. EBITDA margin, excluding exceptional items, amounted to –13.1% in 2000 (1999: –4.3%).

Depreciation, amortization and impairments

In 2001, depreciation, amortization and impairment charges amounted to EUR 122 million (2000: EUR 65 million). Depreciation and amortization amounted to EUR 106 million and impairment charges amounted to EUR 16 million. The impairment charges were related to our community and portal activities and the investment we made for our ISP rollout. In 2000, depreciation, amortization and impairment charges amounted to EUR 65 million (1999: EUR 65 million).

Operating profit/loss (EBIT)

In 2001, our operating loss in the ICM segment was adversely affected by the increased depreciation due to acquisitions and the additional impairment charges as well as the restructuring charges and the charges related to the termination of Planet Internet Germany. Total operating loss in 2001 amounted to EUR 210 million compared to EUR 132 million in 2000. Operating loss in 1999 amounted to EUR 91 million.

The table below sets forth a three-year summary of developments in our Other activities:

OTHER ACTIVITIES

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Total net sales	1,183	1,100	1,112
Own work capitalized	275	340	335
Other operating revenues	170	111	54
Total operating revenues	**1,628**	**1,551**	**1,501**
Total operating expenses before depreciation, amortization and impairments	**1,922**	**1,296**	**1,675**
EBITDA	**–294**	**255**	**–174**
Depreciation, amortization and impairments	616	431	437
Operating profit/loss (EBIT)	**–910**	**–176**	**–611**

Operating revenues

Total operating revenues amounted to EUR 1,628 million in 2001 (2000: EUR 1,551 million) and included exceptional items amounting to EUR 100 million relating to the sale of real estate and the sale of KPN Datacenter under Other operating revenues to Atos Origin. Net sales increased from EUR 1,100 million in 2000 to EUR 1,183 million in 2001. This increase was mainly due to higher net sales generated by Xantic, following the effect of the merger of satellite communication activities of Telstra and Xantic in April 2000 as well as the effect of the acquisition of Spectec in the latter part of 2000. This was offset by a decrease in net sales of our Business Communication unit. Own work capitalized dropped significantly, as a result of a substantial reduction in capital expenditures. In 2000, total operating revenues rose from EUR 1,501 million in 1999 to EUR 1,551 million in 2000, mainly as a result of volume effects, as well as the effects of the cooperation between Telstra and Xantic.

EBITDA

In 2001, EBITDA in Other activities decreased to a loss of EUR 294 million (2000: earnings of EUR 255 million). This decrease was mainly due to the restructuring provision of EUR 500 million we incurred in the fourth quarter of 2001, offset by exceptional revenues of EUR 100 million. Excluding exceptional items, EBITDA decreased to EUR 106 million (2000: EUR 255 million). This was mainly due to decreases in EBITDA of our Network Construction unit and Sales and Distribution units, following lower level of activities, which was offset in part by an increase of EBITDA of our Business Communications unit.

In 2000, EBITDA amounted to EUR 255 million (1999: a loss of EUR 174 million) due to increases in operating revenues, as well as the inclusion of EUR 211 million of exceptional items in 1999 incurred in relation to the termination of non-strategic and loss making operations.

Depreciation, amortization and impairments

In 2001, depreciation, amortization and impairments amounted to EUR 616 million, an increase of EUR 185 million over 2000, which is attributable to the additional goodwill amortization charge of EUR 182 million relating to Český Telecom which we incurred in 2001.

In 2000, depreciation, amortization and impairments amounted to EUR 431 million, compared to EUR 437 million in 1999.

Operating profit/loss (EBIT)

In 2001, our operating loss in the Other activities of EUR 910 million was primarily attributable to exceptional items related to the restructuring provision, additional goodwill amortization charges, offset in part by exceptional gains arising from the sale of non-core assets. There were no corresponding items in 2000.

In 2000, our operating loss amounted to 176 million, compared to a loss of EUR 611 million in 1999. The rise in total operating revenues in 2000 as well as exceptional losses in 1999 were the main factors that accounted for this substantial decrease in operating losses in 2000.

Cash flow information

The following table provides a three-year summary of our cash flows for the years ended December 31, 2001, 2000 and 1999:

CASH FLOW

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Cash flow provided by operating activities	2,565	2,126	2,451
Cash flow used in investing activities	−1,664	−22,849	−2,654
Cash flow provided by financing activities	2,947	21,495	2,350
Change in cash and cash equivalents	**3,848**	**772**	**2,147**

OPERATING ACTIVITIES

In 2001, cash flow from operating activities amounted to EUR 2,565 million, an increase of EUR 439 million over 2000. The main factors contributing to this increase were the improvement of underlying business results as well as changes in net working capital.

In 2000, cash flow from operating activities decreased by EUR 325 million compared to 1999. This decrease was caused by decreased net cash flow from operating activities before changes in working capital of EUR 491 million, offset by the positive effect from changes in working capital by EUR 166 million.

INVESTING ACTIVITIES

In 2001, total cash flow used in investing activities amounted to EUR 1,664 million, consisting of an cash outflow of EUR 3,933 million, offset by a cash inflow of EUR 2,269 million. The cash inflow resulted from the disposal of non-core assets including eircom/Eircell (EUR 1,204 million), Telkomsel (EUR 668 million), fixed assets (EUR 100 million), Datacenter activities (EUR 163 million) and KPNQwest (EUR 102 million). Capital expenditures amounted to EUR 2,949 million whereas the acquisition of the remaining 50% of KPN Orange accounted for the majority of the remainder.

In 2000, total cash flows used in investing activities amounted to EUR 22,849 million, primarily consisting of the acquisition of E-Plus (EUR 9.1 billion), the UMTS licenses in The Netherlands and Germany (EUR 7.2 billion), the acquisition of a 15% interest in Hutchison 3G UK, a participating interest which indirectly owns a UMTS license in the United Kingdom (EUR 1.5 billion), a subsequent payment on the eircom shares (about EUR 0.9 billion) and additions to property, plant and equipment (EUR 3.8 billion).

FINANCING ACTIVITIES

In 2001, the cash flow provided by financing activities amounted to EUR 2,947 million, consisting of a cash inflow of EUR 9,425 million offset by a cash outflow of EUR 6,478 million. The table below provides a summary of the financing activities during the year:

FINANCING ACTIVITIES

AMOUNTS IN MILLIONS OF EURO	
Share issue (public offering)	4,843
New project financing E-Plus (KPN part 77.49%)	1,459
Eurobond launched	2,280
New debt at KPNQwest level	223
Securization program	50
Other	570
Total cash provided by financing activities	**9,425**
Repayment of project financing E-Plus (KPN part 77.49%)	−1,166
Repayment of floating rate notes	−2,185
Repayment of private placements Japan	−2,193
Repayment of loan KPN Orange (original stake of 50%)	−235
Purchase of shares for share option plans	−98
Other	−601
Total cash used in financing activities	**−6,478**
Net cash flow provided by financing activities	**2,947**

In January 2001, KPNQwest issued a bond which was proportionally consolidated in our accounts (EUR 223 million).

In February 2001, we repaid EUR 235 million of KPN Orange's bank debt following our acquisition of the remaining interest in KPN Orange.

In April 2001, E-Plus entered into a new EUR 2.5 billion credit facility of which approximately EUR 1.9 billion has been drawn, with an initial interest rate of EURIBOR + 1.85% for the first year of the loan which may decrease thereafter to EURIBOR + 0.80%, depending on E-Plus' senior debt to EBITDA ratio. This facility has been used to repay a previous credit facility of approximately EUR 1.5 billion, while the remainder has been, or is expected to be, used to finance the further roll-out of E-Plus' mobile network.

In April 2001, we issued approximately EUR 2.3 billion of eurobonds in two tranches: one tranche of EUR 2.0 billion, with a maturity of five years and a coupon of 7.25%, and one tranche of approximately EUR 280 million (GBP 175 million) with a maturity of seven years and a coupon of 8.25%.
In June 2001, we repaid EUR 2.0 billion of floating rate notes and approximately EUR 1.0 billion notes privately placed in Japan.

In the third and fourth quarter of 2001, we redeemed approximately EUR 1.2 billion of notes which had been privately placed in Japan. Furthermore, we redeemed EUR 175 million of floating rate notes maturing in June 2002 and EUR 10 million of fixed rate notes maturing in June 2003.

In November 2001, we concluded a securitization program of up to a maximum amount of EUR 250 million for residential receivables. Under this program, we transfer billed and unbilled receivables to a special purpose vehicle, whose debt incurred to finance the purchase of the receivables is fully consolidated in our balance sheet. The interest rate on the program is approximately EURIBOR + 0.35%. In December 2001, we drew EUR 50 million under this program.

On December 12, 2001, we issued 1,020,408,163 ordinary shares at a price of EUR 4.90 per share via a public offering. Total net proceeds to us from the offering amounted to approximately EUR 4,843 million.

Investments and additions

The table below is a three-year summary of our investments and additions:

INVESTMENTS AND ADDITIONS

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Intangible fixed assets	809	28,052	1,019
Property, plant and equipment	2,949	3,847	2,524
Financial fixed assets	407	3,614	257
Total	**4,165**	**35,513**	**3,800**

Intangible fixed assets

Investments to intangible fixed assets relate primarily to goodwill following our acquisition of the remaining 50% in KPN Orange as well as the acquisition of a UMTS license in Belgium for EUR 150 million.

In 2000, we and our subsidiary KPN Mobile acquired a 77.49% interest in E-Plus. The total investment in E-Plus involved EUR 20.3 billion. In addition, KPN Mobile purchased UMTS licenses in The Netherlands (EUR 0.7 billion) and Germany (EUR 6.5 billion for KPN's share) for a total EUR 7.2 billion.

Property, plant and equipment

In 2001, additions to property, plant and equipment decreased by EUR 898 million to EUR 2,949 million. Of this amount, EUR 892 million concerned investments in KPN Mobile, Eur 844 million in the Fixed-network Services segment, EUR 864 million in the Data/IP segment, EUR 55 million in the ICM segment and EUR 294 million in Other activities.

The decrease in 2001 was mainly the result of a much tighter control on capital expenditures and an increase in utilisation rate of assets.

Capital expenditure in the Fixed-network Services segment was primarily related to new construction projects for the industry and residential construction, and the strong rise in Internet traffic, resulting in a considerable increase in demand for ISDN connections and interconnect capacity for other operators.

Additions related to either expansions or renewals of the network which is jointly used by our Fixed Telephony, Carrier Services and International Network Services business units. The most important investment components were telephone exchanges, transmission equipment, fiber optic cables, interconnect channels, the local loop, and ISDN and ADSL equipment.

Investment at KPN Mobile related to the continuing growth in customers and traffic. Radio networks, sites and exchanges required expansion. Both in The Netherlands, Germany and Belgium, investments were made in value-added-service platforms, radio-beam links and software for the business processes.

Capital expenditure in the Data/IP segment mainly concerned the further rollout of the network (EuroRings), KPNQwest's cyber centers and network services (seacable capacity, service and IT-platforms). Investments were also made in national Data/IP infrastructure.

Investments in the ICM segment were primarily related to the growth in call-center and ISP activities. In addition, investments were made in assets for toll-free and premium rate services.

Capital expenditure in Other activities were primarily related to computer equipment, software for operational processes and our own intranetwork.

In 2000, additions to property, plant and equipment increased by EUR 1.3 billion to EUR 3,847 million. Of this amount, EUR 884 million concerned investments in KPN Mobile, EUR 1,537 million in the Fixed-network Services segment, EUR 973 million in the Data/IP segment, EUR 83 million in the ICM segment and EUR 370 million in the Other activities.

In 1999, investments totaled to EUR 2,524 million. In 1999, E-Plus had not yet been acquired and KPNQwest was in its start-up phase.

In the future, we anticipate incurring substantial capital expenditures for the roll-out of our UMTS network. We are actively seeking for ways to reduce our capital expenditures, such as by our agreements with Telfort in The Netherlands and Group 3G in Germany to jointly develop and roll-out the UMTS network.

We aim to reduce total capital expenditures to EUR 2.2 billion in 2002.

Financial fixed assets

In 2000, this concerned the 22.51% share of the loan from KPN to E-Plus and the acquisition of a 15% interest in Hutchison 3G UK Ltd.

Credit rating

On September 6, 2001, Moody's downgraded our senior unsecured debt rating to Baa3, leaving it under review for a possible further downgrade. This reflected Moody's expectation that we would be unable to implement debt reduction to the extent necessary to reduce our existing financial risk to a level commensurate with a higher rating. On September 21, 2001, S&P downgraded our long-term corporate credit and senior unsecured ratings to BBB–. While the rating was removed from creditwatch by S&P, a negative outlook was maintained. S&P stated that it believed that our financial profile was not consistent with an investment grade rating. Following the announcement of our equity offering in November 2001, both Moody's and S&P affirmed their current ratings of KPN at Baa3/BBB– with a stable, rather than negative, outlook. Our EUR 2.3 billion eurobond issuance in April 2001 contains a rating step-up provision which offers each noteholder a 0.375% increase in the interest rate for each notch downgrade below either Baa2 by Moody's or BBB by S&P. Our EUR 2.5 billion revolving credit facility will mature in January 2004 rather than November 2004 if we do not have a rating with a stable outlook of at least BBB from S&P and Baa2 from Moody's on December 15, 2003. Declines in our credit rating also can result in the termination of our securitization program, as described below under 'Financing sources in 2002'.

Long and short term liabilities

OUTSTANDING LONG-TERM LOANS

AMOUNTS IN MILLIONS OF EURO	December 31 2001	2000	(Average) interest rate
Convertible subordinated			
• Convertible bond 2000-2005	**1,500**	**1,500**	3.50
Subordinated			
• State loan B	**112**	**112**	6.72
Bonds			
• Eurobond 1996-2006	590	590	6.50
• Eurobond 1998-2008	1,500	1,500	4.75
• Eurobond 1999-2004	1,250	1,250	4.00
• Eurobond 2000-2002	-	3,500	Floating
• Eurobond 2000-2003	1,490	1,500	6.05
• Eurobond 2001-2006	2,000	-	7.25
• Eurobond 2001-2008 GBP	280	-	8.25
• Global bond 2000-2005 USD	875	875	6.30
• Global bond 2000-2010 USD	2,002	2,002	7.00
• Global bond 2000-2030 USD	1,132	1,132	7.60
• Global bond 2000-2005	1,000	1,000	6.25
	12,119	**13,349**	
Zero coupon	**59**	**55**	8.10
Other			
• Private loans	266	304	7.00
• State loan A	146	146	6.37
• European Investment Bank	136	227	4.90
• Syndicated loan	590	590	4.90
• Debt KPNQwest	-	340	7.70
• Debt Pannon GSM	112	56	7.80
• Project financing E-Plus	1,457	1,136	Floating
• BellSouth shareholder loans to E-Plus	-	1,506	Floating
• Financial leases E-Plus	160	178	-
• Other	90	546	-
	2,957	**5,029**	
Total	**16,747**	**20,045**	

The following table sets forth the repayment schedules for the loans mentioned before:

REPAYMENT SCHEDULES

AMOUNTS IN MILLIONS OF EURO	Convertible subordinated	Sub-ordinated	Bond	Zero coupon	Other
2003	-	112	1,490	-	774
2004	-	-	1,250	-	409
2005	1,500	-	1,875	68	761
2006	-	-	2,590	-	440
Subsequent years	-	-	4,914	10	573
Total	**1,500**	**112**	**12,119**	**78**	**2,957**

OTHER DEBTS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Bank overdraft	64	136
Account payable trade	867	1,044
Debts to participating interests	614	641
Short-term part of long-term liabilities	5,660	4,731
Taxes and social security contributions	335	21
Other debts	366	198
Total	**7,906**	**6,771**

Bank overdraft contains EUR 50 million in drawdowns under our securitization program.

Debts to participating interests concern debts to Vision Networks Holdings B.V. for EUR 614 million (2000: EUR 635 million).

The short-term portion of long-term liabilities contains, among other things:

- a Eurobond due in June 2002 (EUR 3,325 million);
- loans from the European Investment Bank (EUR 91 million in total);
- a subordinated loan from BellSouth (EUR 483 million); and
- 77.49% of the BellSouth shareholder loan to E-Plus (EUR 1,638 million).

In connection with BellSouth's exercise of its exchange right, we agreed to assume approximately EUR 2.15 billion of E-Plus' shareholder loans from BellSouth by borrowing under the USD 3.0 billion subordinated loan facility between BellSouth and us on March 13, 2002. This loan carries an interest of EURIBOR + 1.75%. The final maturity date of the loan is March 1, 2004 and will be repaid in 2002 (EUR 516 million), 2003 (EUR 500 million) and 2004 (EUR 1,138 million). No additional borrowing can be made under this subordinated loan facility. Contemporaneously with signing the exchange agreement on January 30, 2002, we repaid EUR 483 million that was outstanding under the original loan facility.

Commitments and contingencies

COMMITMENTS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Capital expenditure commitments	78	427
Rental and lease contracts	1,585	1,485
Guarantees	314	251
Purchasing commitments	2,093	872
Other commitments	40	71
Total	**4,110**	**3,106**

Of these commitments EUR 1,041 million are of a short-term nature (2000: EUR 1,388 million).

CAPITAL EXPENDITURE COMMITMENTS

These commitments relate to commitments to property, plant and equipment.

RENTAL AND LEASE CONTRACTS

In 2001, the costs of operating leases (including rental charges) totaled EUR 163 million (2000: EUR 146 million).

OPERATING LEASE AND RENTAL INSTALLMENTS

AMOUNTS IN MILLIONS OF EURO	
Payable in fiscal year:	
2002	390
2003	308
2004	255
2005	154
2006	110
Subsequent years	368
Total	**1,585**

These operating lease and rental commitments mainly relate to buildings and fixed assets.

GUARANTEES

Within the scope of the sale of participating interests, we stand surety for any obligation towards the buyers of these participating interests for an amount of EUR 124 million.

PURCHASING COMMITMENTS

As part of the sale of our datacenter activities to Atos Origin, we guaranteed a level of revenues to Atos Origin. The guarantee provides for a specified annual level of revenues through 2007, which declines each year and requires us to make up for a specified portion of the shortfall in any year. The total level of commitments amounts to EUR 1,136 million. Atos Origin will manage the datacenter activities transferred to it for a minimum period of six years.

We have committed to purchase from KPNQwest certain indefeasible rights of use in capacity, for a total amount of at least EUR 133 million, of which EUR 100 million was outstanding as of December 31, 2001. The capacity is to be acquired between October 18, 2001 and December 31, 2002 at a fair market price.

CONTINGENT LIABILITIES

Our commitments relating to any further investments in Hutchison are capped at GBP 150 million.

For details on the commitments and contingent liabilities following from our strategic alliances, please consult the 'Notes to KPN's important alliances and their effects on KPN's financial position, and KPN's commitments and contingencies' in our consolidated financial statements included elsewhere in this Annual Report.

Other than as discussed in this Annual Report, as of March 15, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as special purpose vehicles, for the purpose of facilitating material off-balance sheet financing arrangements.

Financing sources in 2002

As of December 31, 2001, we had cash and cash equivalents of approximately EUR 7.3 billion (not including the proceeds from the sale of Pannon GSM). In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further sales of non-core assets, we have the following financing sources available:

- ***Global Medium Term Note Program***

In 2001, the financing capacity under our Global Medium Term Note program (available since April 1997) was increased from USD 5 billion to USD 10 billion. Currently, EUR 5.0 billion is outstanding under this program. The MTN program contains no commitments from investors to provide funding to us. Issuances under our MTN program may contain rating step-up provisions.

- ***E-Plus credit facility***

In the second quarter of 2001, E-Plus entered into a new EUR 2.5 billion project finance credit facility of which approximately EUR 1.9 billion has been drawn, with an initial interest rate of EURIBOR + 1.85% which may decrease thereafter to EURIBOR + 0.80%, depending on E-Plus' senior debt to EBITDA ratio. The financial covenants include a senior debt/EBITDA ratio (from 7.0 at December 31, 2001 to 3.0 at and after December 31, 2002), a EBITDA/net interest ratio (from 2.5 at December 31, 2001 to 5.5 at December 31, 2003) and a ratio of EBITDA to the amount of accrued interest plus scheduled payments of senior debt in the 12 month period ending on the last day of each quarter (from 1.75 at March 31, 2004 to 1.90 at and after December 31, 2006). The covenants are tested quarterly. The available capacity under the facility must be used to finance the further roll-out of E-Plus' mobile network. The final maturity of this facility is December 31, 2007 and it will be gradually repaid until that date, starting in 2004. In respect of the project financing E-Plus has granted security interests to the banking syndicate. These include pledges of shares of E-Plus and its subsidiaries, pledge of contractual claims, accounts receivables, assignment of material intellectual property and pledge of its UMTS license. The shareholder loans provided by KPN Mobile are subordinated to the project financing.

- ***Securitization program***

In 2001, we finalized a securitization program of residential receivables with a maximum amount of EUR 250 million. Under this program, we transfer billed and unbilled receivables to a special purpose vehicle, whose debt incurred to finance the purchase of the receivables is fully consolidated on our balance sheet. The total available amount depends on the available amount of billed and unbilled receivables. Currently EUR 50 million is drawn under this program. The interest rate on this debt is approximately EURIBOR + 0.35%. If our credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because we will no longer be able to sell unbilled receivables. If our credit rating ceases to be BB/Ba2 or higher, the program will be terminated.

- ***EUR 2.5 billion multi-currency revolving credit facility***

On November 16, 2001, we concluded a syndicated multi-currency revolving credit facility for up to EUR 2.5 billion. At the same time, our undrawn credit facility of EUR 5.0 billion was cancelled in full. The final termination date for the new facility is November 15, 2004. However, the facility will terminate on January 15, 2004 if we do not have a credit rating of at least BBB from S&P and Baa2 from Moody's on December 15, 2003.

The facility restricts our total level of consolidated net debt at any given time during its term. The cap imposed on our total consolidated net debt is set at EUR 23.5 billion until March 31, 2002, at EUR 21.5 billion for the period from April 1 to December 31, 2002 and at EUR 20 billion thereafter. If, during the term of the facility, we or any of our subsidiaries sell assets or complete an equity offering, then the total consolidated net debt cap will be reduced by an amount equal to 90% of the net cash proceeds of such disposals and offerings. As of December 31, 2001, the debt cap amounted to EUR 18.0 billion. As of December 31 2001, our net debt was approximately EUR 15.7 billion.

The facility also contains certain requirements with respect to our EBITDA levels. EBITDA is defined as the EBITDA of the KPN group excluding KPNQwest and excluding all extraordinary and exceptional items. In particular, our ratio of EBITDA to net interest expense is required to be equal to or greater than 2.35:1 on December 31, 2001, gradually increasing to a minimum of approximately 4:1 at September 30, 2004.

The facility also imposes minimum requirements for our EBITDA in absolute terms, set at approximately EUR 3.1 billion at December 31, 2001, increasing to a minimum of approximately EUR 3.4 billion at December 31, 2002, approximately EUR 3.8 billion at December 31, 2003 and approximately EUR 4.4 billion at September 30, 2004.

Finally, our ratio of total consolidated net borrowings to EBITDA may not exceed 5.25:1 at June 30, 2003, gradually decreasing to 4.25:1 at September 30, 2004.

The foregoing covenants relating to EBITDA are tested at the end of each quarterly period on a rolling basis for the immediately preceding twelve months. As of December 31, 2001 we were not in breach of any of the above mentioned covenants.

The facility also requires that our fixed line business must remain 100% owned by us, restricts subsidiary borrowings and prohibits us from paying dividends in cash on our ordinary shares. The facility also restricts the amount of cash consideration that we may pay for acquisitions to EUR 150 million in each 12-month period ending September 30. In addition, the facility provides that we may not enter into a statutory merger (*juridische fusie*) without the prior consent of the lenders representing two thirds of the facility amount and that none of our principal subsidiaries nor the Group as a whole may enter into any amalgamation, demerger, merger, corporate reconstruction or reorganization if such event would have a material adverse effect on either the ability of the obligors under the facility to perform their obligations under the facility or on our business or financial condition and that of our subsidiaries taken as a whole.

If we fail in the future to comply with any of the covenants contained in the facility, we may be required to immediately repay any outstanding indebtedness under the facility, and we may be unable to access funding under the facility. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring us to repay other indebtedness as well. In the same way, defaults under other financing arrangements may trigger defaults under this facility. The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending on our long-term (unsecured) debt ratings by S&P and Moody's. The margin is determined by the lower of the two ratings by the rating agencies as follows:

RATING VERSUS MARGIN

RATING	MARGIN
BBB+/Baa1 or better	1.50%
BBB/Baa2	1.75%
BBB1/Baa3	2.50%
BB+/Ba1	3.25%
BB/Ba2 or lower	4.00%

We believe that our cash flow from operations, the proceeds of future non-core asset sales together with our cash balances and available capacity under our existing facilities as described above, will be sufficient to meet our present working capital needs. We and our subsidiaries may need to incur additional debt to implement our business strategies and to refinance existing debt. Financing and refinancing conditions will largely depend on future market conditions, our credit ratings, results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms or at all.

Information about Market Risk

As a result from our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include foreign currency exchange rate risks, interest rate risk, credit risk, legal risks and country risks.

We have established policies that deal with the use of derivative financial instruments in order to reduce foreign currency exposure and to manage our interest rate profile. Our central Corporate Treasury operations match and manage all intercompany and external foreign currency reported by our various business operations and Group companies. Hedges are applied on a full coverage basis. Our interest rate risk policy is designed so that funding structures are matched with the risk profile of the underlying assets.

Derivative financial instruments are used solely for the purpose of hedging underlying exposures. Business operations or Group companies are not allowed to enter into speculative derivative financial instruments.

Credit risk is mitigated by strict policies on client acceptance and counterparty limits. Legal and country risks are reviewed by local management and our central legal department on a case by case basis.

Accounting

US GAAP RECONCILIATION

Generally accepted accounting principles in the United States, or US GAAP, are different from Dutch GAAP in some respects. Under US GAAP, our net profit would have amounted to EUR 719 million in 1999 (compared with EUR 828 million under Dutch GAAP), EUR 7,336 million in of 2000 (compared with EUR 1,874 million under Dutch GAAP) and a loss of EUR 185 million in 2001 (compared with a loss of EUR 7,495 million under Dutch GAAP).

For details on the accounting policies used in this financial report, please consult the notes to the consolidated financial statements. We prepared our financial statements in accordance with the historical cost convention based on Dutch GAAP. The most important differences between Dutch and US GAAP are discussed in the notes to our consolidated financial statements.

We also publish our Annual Report on Form 20-F, following our listing on the New York Stock Exchange. In accordance with US laws and regulations, we are required to discuss our critical accounting policies, which require significant management estimates and judgements.

For more information on our critical accounting policies, we refer to our Annual Report on Form 20-F, which is obtainable on our website www.kpn.com.

KPN Research is our primary research and development department where technological, socio-cultural and business concepts are developed. New initiatives are assessed in terms of their customer value and economic feasibility. KPN Research focuses on the following areas: Internet, mobile communications, corporate networks, fixed network upgrades and international opportunities. In addition, KPN Research seeks ways to reduce costs and improve the quality of our services.

On January 1, 2001, KPN Valley commenced its activities; supporting internal and external innovation activities and participating in start-up activities. During 2001, KPN Valley and KPN Research integrated their organizations.

Our research and development expenditures totaled approximately EUR 46 million in 2001, EUR 57 million in 2000 and EUR 56 million in 1999.



This section sets out our strategy and mission for 2002 and thereafter, as well as a number of recent trends affecting our business.

Strategy and mission

At the end of 2001, we reformulated our strategy for our core markets and businesses. Rather than pursuing pan-European ambitions, we are focusing on our core markets of The Netherlands, Germany and Belgium. In 2001, our four core business segments were Fixed-network Services, Mobile Communications, Data Services and Internet Protocol ('Data/IP') and Internet, Call center and Media Services ('ICM'). As part of our new strategy, we will consolidate our business segments from four to three by eliminating ICM as a separate segment. We are currently in the process of implementing this new organization. The ISP activities of our ICM services segment will be transferred to our Fixed-networks Services segment, while some other ICM activities have been sold or are in the process of being sold.

As part of our new strategy, we intend to improve our operations by higher performance standards and place greater emphasis on profitability and free cash flow. We will seek to exploit our existing market positions in these business areas and place a priority on operational excellence.

Central to implementing our strategy are a debt reduction program and a cash flow maximization program. With these programs in place, we are targeting a net debt level of EUR 14.9 billion by the end of 2002. We believe that it is necessary to continue to reduce our debt to assume financial stability and to permit our management to refocus on operational performance. We are planning to reduce debt, principally through our continuing program of non-core asset disposals and cash flow maximization.

We are seeking to optimize our cash flows, primarily through reduced operating costs, lower capital expenditure and tighter control of working capital. We aim to achieve a positive free cash flow in 2002. For these purposes, we define free cash flow as EBITDA minus capital expenditure, interest, tax and restructuring costs. Through the implementation of tighter controls, we are seeking to reduce our working capital. In 2001, we implemented a program to reduce capital expenditures across our company. This program will result in significant reductions in investments in our Fixed-network Services and our Data/IP segments. We are targeting to decrease total capital expenditures to EUR 2.2 billion in 2002.

Additionally, we have begun to implement a cost reduction program. We have accelerated our previously announced plans to reduce our headcount and have tightened controls on expenditure throughout our operations. Our goal is to reduce our annual operating expenses by EUR 800 million commencing in 2004 compared to their level in 2000. We have agreed a social plan with the trade unions representing the majority of our employees for the redundancy of a maximum of 5,280 employees in The Netherlands.

Recent trends affecting our business

In general, our business has been affected by a number of important trends. In the last decade, the telecommunications market in Europe experienced significant growth in mobile telecommunications, the Internet and data traffic. This has led to significant growth in all of our business segments. In addition, the trend toward deregulation of the telecommunications sector led to the entrance of new competitors in the European market. In our Fixed-network Services segment OPTA, the Dutch regulatory authority, has had a significant influence on our pricing of services. Examples are cost-based tariffs for the wholesale market, unbundled access to our local loop, and access to our main distribution frames. In general, this had an adverse effect on our prices. However, we managed to increase our operating revenues during the recent years, as a result of new services, acquisitions as well as increasing volumes in mobile, data and Internet traffic.

FIXED-NETWORK SERVICES

In our Fixed-network Services segment, we are currently facing a general downturn in the wholesale market. This has led to an overall pressure on demand and prices and a decrease of our EBITDA margin. Although our Fixed Telephony business unit experienced significant growth in traffic in recent years, primarily due to the increasing Internet usage, our market shares have decreased due to increased competition as a result of Carrier (Pre) Select, and unbundled access to the local loop. This became apparent in the slower growth rate in traffic as well as the number of connections with customers. In addition, fixed-for-mobile substitution, cable Internet and ADSL have negatively impacted our competitive position, operating revenues and EBITDA. However, 2001 was the first year in which the trend in decreasing retail tariffs seemed to have slowed and in which our market share stabilized. Our Carrier Services and Broadband Networks business units were faced with a general downturn in the wholesale market, as a number of competitors ceased operations and we experienced a sharp erosion of transmission prices.

In both our retail business (Fixed Telephony) as well as our wholesale businesses (Carrier Services and Broadband Networks) OPTA has a significant influence on tariffs and the conduct of our business. For example, OPTA required us to increase the difference between our retail and wholesale prices. This led to a rebalancing of tariffs for Fixed Telephony and a decrease in wholesale tariffs. As a result, our wholesale tariffs decreased by approximately 25% as of July 1, 2001 and we believe are now among the lowest in Europe. Additionally, the OPTA price cap for our public fixed network telephony services will be re-established on June 30, 2002.

MOBILE COMMUNICATIONS

In our Mobile Communications segment, market penetration in the Dutch and German market reached saturation levels during 2001, reflected in the diminishing growth in the number of both post-paid and pre-paid customers. Despite slight reductions in our market shares in The Netherlands and Germany, our relative position to our competitors largely remained the same. In 2001, the western European mobile market saw a decline in average realization per customer, following lower prices, but this was more than offset by higher traffic volumes. In early 2002, we filed a complaint with OPTA regarding the interconnection tariffs of other operators: our connection tariffs are significantly lower compared to those of our competitors resulting in a disadvantage for us. For the future we expect that the introduction of new value added services will have a positive affect on our operating revenues. Examples of value added services are mobile data communication (i-mode), which we will introduce in the first half of 2002.

DATA/IP

Our Data/IP segment provides data transmission and value added services in the Benelux countries, based on Internet Protocol data transmission. In particular, our leased lines are subject to regulation by OPTA. The market shows substantial growth, driven by demand for higher bandwidth and value-added services. We have experienced substantial price erosion for bandwidth services and transmission services in previous years. We expect this price erosion to continue in 2002. As a result of the recent disposal of a part of our interest in KPNQwest, our primary focus for the future will be on our Benelux operations where we have a strong portfolio through our business unit Corporate Networks as well as the right for the distribution of KPNQwest's services through at least January 1, 2003. Although our Data/IP business, excluding exceptional items, did not generate operating profits in the past, our Corporate Networks business unit made an increasing contribution to our total operating revenues, EBITDA and operating profits during recent years.

ICM

The majority of our ICM segment will form part of our Fixed-network Services segment following our new strategy. Although our ICM segment did not generate operating profits in the past, we believe that our portfolio restructuring and the new Internet-originating services ('0676-Internet') for ISPs, together with our strong position in the Dutch market, will enable our ISPs to benefit from the dynamics in the Internet market. For our call center activities, we believe that the transfer of our call center activities to our subsidiary SNT and SNT's strong position in the European market will benefit us.

As of January 1, 2002, following our new strategy, we changed our organization as follows:


Board of Management
Corporate Center
KPN Services
Division Fixed-network
Division KPN Mobile
Division Data/IP

Relationship with the Dutch State

The State considers an effective telecommunications system in The Netherlands to be in the general public interest. At the time of our initial public offering in 1994 we had a dominant role in the telecommunications system in The Netherlands. Therefore the State introduced several control mechanisms by which the State would be able to prevent fundamental changes in our corporate governance. These mechanisms are (1) the right of the Minister of Transport, Public Works and Water Management to appoint three members of our Supervisory Board; (2) the rights of the special share; (3) the option of the State to acquire Class A preference shares and (4) the rules for large companies mandatory apply to us via the Enabling Act Royal PTT Nederland N.V. (the 'Enabling Act').

In June 2000, the Government informed the Dutch Parliament that, from a general telecommunications point of view, it no longer considered it necessary to influence us via civil law mechanisms. This was due to rapid changes in the telecommunications market and the changes in the telecommunications regulation and legislation. In February 2001 the Government proposed legislation to amend the Enabling Act. The new legislation came into force on November 28, 2001. The effect is that the mandatory application of the rules for large companies on us via the Enabling Act has been cancelled. In the Explanatory Memorandum the Government also announced that it intends to eliminate the right to appoint members to our Supervisory Board and to eliminate the option of the State to acquire Class A preference shares. These further intentions were not part of the proposed legislation to amend the Enabling Act. We intend to propose to our annual general meeting of shareholders which is expected to be held on April 25, 2002 amendments to our articles of association in order to cancel the appointment right of the Minister of Transport to appoint three members of our Supervisory Board and to cancel the Class A preference shares.

After exercise by BellSouth of its exchange right, the State owns 31.39% of our outstanding ordinary shares. Except to the extent that extraordinary circumstances occur, the State will have priority over us in the year 2002 in the event both we and the State seek to sell or issue shares to third parties.

The Government also announced that it will maintain the rights attached to the special share, as these protect the financial interests of the State, until the equity interests of the State have been reduced considerably. The special share gives the right to approve decisions that lead to fundamental changes in our group structure and certain additional rights. In relation to the amendment of the Enabling Act, the State has committed itself to exercise the rights attached to the special share only to protect its financial interest as a shareholder. The State may not – even in part – exercise its special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of the Board of Management and the Supervisory Board. The holder of the special share is entitled to cast two votes at our general meeting.

At the time of our incorporation in 1989, we received two long-term loans from the State: one senior loan of approximately EUR 2.2 billion carrying an interest rate of 6.4% and one subordinated loan of approximately EUR 0.7 billion carrying an interest rate of 6.7%. Each of these loans will be repaid over time and has a final maturity date of December 31, 2003, or a later date to be agreed upon between us and the State. As of December 31, 2001 approximately EUR 146 million of the senior loan and approximately EUR 112 million of the subordinated loan were outstanding.

The State is a large customer of ours, purchasing services from us on normal commercial terms. In addition, the State may, by law, require us to provide certain services to the State in connection with domestic security and the detection of crime, including tapping telephone lines and providing and maintaining a special security network for emergencies.

The Netherlands

The main telecommunication regulations in The Netherlands are contained in the Telecommunications Act (TW). Certain requirements in the TW apply to all operators of public telecommunication networks or telecommunication services, including the requirement to offer interconnection and number portability. Operators of fixed public telephone networks and fixed public telephone services, mobile public telephone networks and mobile public telephone services and leased lines which have been designated as having significant market power (generally taken to be a market share in excess of 25%) are subject to more stringent requirements. The most important of these are offering end users and other market players transparent and non-discriminatory access to their networks and services. Designated operators of fixed public telephone networks, fixed public telephone services and leased lines are also required to offer this access at cost-oriented prices. Operators of mobile public telephone networks and mobile public telephone services are only required to charge cost-oriented prices for interconnection if they have been designated as having significant market power on the national interconnection market with regard to fixed and mobile public telephone services together. In 2001 we were designated as an operator with significant market power in three markets: fixed telephony, mobile telephony and leased lines, but not on the national market for fixed and mobile telephony together.

On the basis of the proposed changes in European Union regulations, the TW will also have to be amended. The new European regulations were adopted in February 2002 and will have to be incorporated into Dutch law by spring 2003. One of the changes is a redefinition of the 'significant market power' concept in line with general competition law.

Competition law

The telecommunications industry in The Netherlands is subject not only to the sector-specific rules contained in the TW, but also to the general competition rules set forth in the Competition Act and the EU Treaty.

These rules, which prohibit restrictive trade practices and abuse of power, are enforced by The Netherlands Competition Authority (the 'NMa') and, where trade between EU member states is adversely affected, by the European Commission. The NMa and the European Commission may impose a penalty on operators in the telecommunications market who have violated competition rules, up to a maximum of 10% of the sales generated in the previous financial year. On July 27, 1999, the European Commission decided to exercise its investigative powers and mount a general investigation into the telecommunications industry throughout the EU.

Fixed public telephony

We are required to charge cost-oriented prices for fixed public telephone services. OPTA has adopted a price cap system applicable from July 1, 1999 to June 30, 2002. Under this system we are required to reduce our prices for line rentals, local telephone calls, national telephone calls, fixed-to-mobile calls, standard directory listings and directory inquiry services by at least 5.3% per year (from July 1 to June 30 inclusive). The decreases may be adjusted for inflation. In the first price cap year, the net price reduction achieved was 3.3%; in the second year, 3.1%. For the third year OPTA has set the reduction at 4.02%, which, after an adjustment for inflation, comes to a net price reduction of 1.42%. OPTA is currently considering which system for tariff regulations will be put in place for the period starting June 30, 2002.

In February 2001 OPTA and the Netherlands Competition Authority introduced price squeeze guidelines. These outline the methods for checking whether KPN's margin between end-user and interconnection prices is not too low, preventing competitors to offer their services at competitive rates. All KPN proposals for fee changes are required to pass this test. In 2001 OPTA identified the existence of a price squeeze in relation to 'local traffic'. For this reason we rebalanced our local traffic price structure with effect from August 15, 2001, comprising a reduction in the call setup charge and an increase in the call conveyance charge. This rebalancing is turnover- and cost-neutral. Coupled with the reduction in interconnection charges dictated by OPTA from July 1, 2001, the price squeeze in local traffic has been solved.

To prevent price squeezes, OPTA is currently examining how KPN's interconnection and end-user charge structures can be better coordinated. In this context OPTA published a consultation document in late November 2001. OPTA plans to implement a system for regulating prices and prices based on that by July 1, 2002. If this deadline cannot be met, transitional arrangements will be put in place. According to OPTA, the current price cap system for end-user charges may then be extended, while interconnection charges will be dealt with in accordance with the guidelines regulating the prices of interconnection and special access services.

In September 1998 OPTA laid down a review framework for examining discount schemes. The system offers KPN limited scope to grant discounts that cannot be justified by the proven existence of lower costs for the company. The degree to which such discounts are permissible depends on the degree of competition. In December 2001 OPTA ruled that from January 1, 2002 KPN could increase its relative scope for discounts on national and fixed-to-mobile traffic. Similar scope for discounts is not yet allowed for local traffic. For international traffic the maximum scope for discounts for 2002 has been frozen at the 2001 level.

We and Energis plc have not agreed the level of call termination fees that we owe Energis for the period from July 1, 1998 to August 15, 2000 for handling telephone calls from our fixed network terminating on Energis's network. We believe that reciprocity should be the basis for the termination fees. However, in proceedings instituted by Energis, OPTA ruled on January 11, 2002 that Energis, as an operator without significant market power, can set its own fees provided these are reasonable.
On this basis OPTA set the fees at the level agreed in 1997. A consequence of these rulings is that we must pay Energis for services we had to purchase from Energis between July 1, 1998, and August 15, 2000 and can no longer pass on this amount to end-users for telephone calls which terminate on Energis's network. We have appealed the OPTA ruling. In addition, Energis has also initiated civil proceedings, which are still pending. We are involved in a similar dispute with BT Ignite, which also has instituted proceedings against us to demand payments back.
We currently expect that the outcome of the Energis and BT Ignite procedures will not have a material impact on us.

Interconnection
The prices that we charge our competitors for use of our fixed telephone network must be cost-oriented. OPTA decided that the Embedded Direct Costs (EDC) cost allocation system does not meet the requirements of the market. It therefore decided that the EDC system could not be used beyond July 1, 2000 and would be replaced by a system based on a bottom-up long-run average incremental cost system called BU-LRIC. OPTA laid down transitional charges for the period from July 1, 2000 to July 1, 2001. For the period from July 1, 2001, to July 1, 2002 OPTA based the charges for terminating access on the BU-LRIC system and for originating access on the EDC system. As mentioned, OPTA plans to implement a system from July 1, 2002 in which the prices for our end-user and interconnection services are better coordinated.

Unbundled access
A European regulation concerning unbundled access to the local loop came into force on January 2, 2001. The regulation obliges incumbents to provide their competitors (including their own services and their associated companies) with full and shared unbundled access to their local copper loops on fair, transparent and non-discriminatory terms and at cost-oriented prices. Incumbents must also allow a new entrant to co-locate its own network equipment. We introduced the MDF Access service in the summer of 2000. By the end of 2001, we created co-location facilities for competitors at approximately 280 MDF sites. Some issues relating to our reference offer for local loop unbundling are still under discussion with OPTA.

Within the context of a dispute referred to OPTA by BabyXL, OPTA set the one-off co-location charges for connection and installation of co-location facilities for MDF access at around 45% of our original charges. At the same time we have been given permission to pass on other costs incurred in the creation of co-location facilities in the fee for some interconnection and end-user services. As a result, we achieved our cost price reduction target at Fixed Telephony of 1.42%. In the spring of 2002 OPTA will rule on the periodical co-location charges (for rent and electricity).

Extracting Internet traffic
Following a decision by OPTA, KPN offered WorldCom and other market players a special access service based on originating access in return for metered rates (Metered Internet Access Call Origination, MIACO). On the basis of this service, market players started offering 0676 internet dial-in services to end users in 2001. OPTA also determined that we must offer a service with a similar functionality in return for a flat rate (Flat Rate Internet Access Call Origination, FRIACO). In the first instance we did not comply with this decision, because of the harmful effects on the integrity of our network. However, OPTA ruled that we must offer FRIACO, although also it formulated a number of restrictions designed to safeguard the integrity of our network. OPTA in turn rescinded these restrictions on December 4, 2001, because in its view no capacity or integrity problems are likely to develop. We lodged an objection with OPTA, which is still pending.

Universal telephone directory and subscriber information services
We are required to provide universal telephone directory and subscriber information services, including all subscribers to fixed- and mobile-telephony operators in The Netherlands. However, a number of operators are not supplying subscriber information to us because they reject the conditions set by us. In June 2001 OPTA imposed penalties on us unless it complied with all relevant statutory requirements by December 19, 2001 (a deadline which was subsequently postponed to April 1, 2002 and then May 13, 2002). OPTA also decided that we could not attach financial conditions on the supply of subscriber information. We lodged an objection with OPTA. Pending the outcome of the appeal and to ensure that we would forfeit the imposed penalties, we concluded an arrangement with the operators in question under which they will supply the subscriber information to us without having to compensate us for the production costs. This arrangement applies for an interim period of six months. If OPTA upholds its ruling, we will consider the option of continuing the service without the other operators making a contribution to the production costs.

Leased lines
Under section 6.4 and 7.2 of the Telecommunications Act, OPTA has designated us as an operator with significant market power for an indefinite period on the leased line market. The designation under section 7.2 does not apply for the market segment for leased lines with a capacity greater than 2Mbit/s. OPTA informed us on December 6, 2001 of its intention to designate us as having significant market power under section 7.2 of the Act in seven market segments, namely the

national markets for national analog leased lines, international analog leased lines, national leased lines with a capacity smaller than 2 Mbit/s, international leased lines with a capacity smaller than 2 Mbit/s, national leased lines with a capacity of 2 Mbit/s, international leased lines with a capacity of 2 Mbit/s and national leased lines with a variable capacity.

Under section 6.4 of the Telecommunications Act, we must include in a reference interconnection offer a description of what is offered regarding interconnecting leased lines at cost-oriented prices. OPTA has rejected our request to be exempted from this requirement. We have lodged an objection to the decision. Under pressure from imposed penalties we proposed to OPTA and announced an offer for interconnecting leased lines, albeit under protest. As part of the final assessment of our offer, OPTA launched a market consultation exercise on this matter in January 2002.

For some years now, we are required to offer leased lines with a capacity up to 2 Mbit/s at cost-oriented prices. In the summer of 2001 OPTA consulted the market players on how the charges for these leased lines should be regulated in future. The main complaint was the lack of a proper supply of interconnecting leased lines on cost-oriented, non-discriminatory and transparent terms. Market players said that they faced squeeze effects because the charge they have to pay us for buying in short leased lines to connect a customer to their own service is too high to compete with us in the end-user market. For that reason OPTA has decided to address the problems of interconnecting leased lines first. In assessing the charges of interconnected leased lines, it will also assess the margin between these charges and end-user charges.

Mobile telecommunication – The Netherlands

KPN Mobile The Netherlands B.V. holds licenses for GSM, DCS 1800, UMTS, paging (SMF and ERMES) and Traxys. On December 19, 2001 the license for SMF was extended from January 1, 2002 to January 1, 2004.

Dutchtone lodged an objection in 1998 against the division between KPN Mobile and Libertel of the frequencies released by the shutdown of KPN's NMT network in 1999. The objections of Dutchtone were dismissed and also rejected on appeal. This was confirmed by the Trade and Industry Appeals Tribunal *(College van Beroep voor het bedrijfsleven)* in the highest instance on January 30, 2002.

Dutchtone also has instituted civil proceedings against the State of The Netherlands claiming a refund of approximately EUR 270 million paid by Dutchtone to the State in the 1998 auction for its license. According to Dutchtone, the State allowed the creation of an unbalanced situation in the Dutch mobile market because KPN Mobile and Libertel were not required to pay separate fees for the GSM 900 frequencies, whereas the DCS 1800 frequencies were put up for auction at high prices. These claims were rejected in the first instance, but Dutchtone has lodged an appeal.

Along with the other operators on the Dutch mobile market (Vodafone, Ben, Dutchtone and Telfort), KPN Mobile acquired an UMTS license on August 7, 2000. Versatel filed complaints about the auction procedure and the awarding of the licenses. The Deputy Minister of Transport, Public Works and Water Management rejected the complaints in January 2001. The appeal lodged by Versatel is still pending. As an interested third party, KPN Mobile was admitted to the proceedings. A hearing was held on January 30, 2002.

Significant market power, interconnection and special access
KPN Mobile has been designated as an operator with significant market power in the market for mobile public telephone networks and services. As a result of the designation, KPN Mobile is required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way. The comparable designation of Vodafone was withdrawn on December 20, 2001.

Because it is unclear how far the obligation to meet reasonable requests for special access to mobile networks extends, OPTA published a consultation document on 'Special access to mobile networks and reasonableness of requests thereof' on November 30, 2001. In this document OPTA expresses the view that requests for access for carrier selection and added value services should be deemed reasonable. OPTA furthermore lists an extensive number of services which can be qualified as special access and it lists three alternatives to set reasonable tariffs for special access. OPTA does not express a view on access for carrier preselection and mobile virtual network operators (MVNOs) and access to signaling systems. On the basis of the results of the consultation, OPTA may formulate guidelines for the settling of any disputes. Proceedings initiated by WorldCom on the grounds that KPN Mobile's carrier selection and preselection is too limited have been stayed until after the consultation.

In December 2001 OPTA announced that it would not designate any operators as having significant market power in the national interconnection market for fixed and mobile telephony together.

In 2001 KPN Mobile initiated proceedings against Telfort on the grounds that the mobile terminating access, (MTA) tariffs charged demanded by Telfort are unreasonably higher than KPN Mobile's corresponding charges. In December 2001 OPTA decided that it has the authority to judge the reasonableness of MTA tariffs and to postpone its decision until adoption of a policy guideline on the regulations of MTA tariffs.

OPTA observes that MTA charges are not subject to market forces, and it therefore considers intervention with all operators justified. In the consultation document of December 19, 2001 OPTA proposes to reduce the interconnection charges of all mobile operators in the Netherlands (KPN Mobile, Vodafone, Telfort, Dutchtone, Ben and Tele-2) in three equal steps to a level that would in OPTA's view have been reached in a fully competitive market. This would mean a sliding tariff ceiling from April 1, 2002, to July 1, 2003. It would also mean that KPN Mobile and Vodafone, as the first entrants to the market, will have lower MTA tariffs than the later entrants. OPTA intends to publish policy guidelines which set out how the principle of reasonableness will be applied in interconnection disputes. In February 2002 KPN Mobile initiated proceedings against Vodafone, Dutchtone, Ben and Tele-2 to require them to reduce their mobile terminating charges to KPN Mobile's level.

Towards the end of 1999 WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. After KPN Mobile had responded to the complaint and had answered the Commission's questions, officials of the Commission, NMa and OPTA conducted an investigation at the offices of KPN and KPN Mobile in June 2000 to acquire more information. In late 2001 the Commission asked for further information. The Commission has not given any details about the further duration and procedures of this investigation.

In December 2001 the NMa launched an investigation into mobile terminating charges by requesting information from market players. The NMa also launched an investigation into the reduction of subsidies to mobile handset retailers by the five mobile phone operators in The Netherlands, including KPN Mobile.

Fees to OPTA

As an operator with significant market power, KPN Mobile is obliged to pay much higher supervision fees to OPTA than the other mobile operators. The amount involved in 2002 is around EUR 1.5 million, whereas the other operators pay less than EUR 2,000. KPN Mobile has objected to the fees it is obliged to pay.

In late 2001, the District Court of Rotterdam annulled OPTA's decision concerning the 1999 fee. OPTA has appealed this ruling.

Numbers and number portability

In late 2001 a change in the number plan for telephone services took effect, in which shorter numbers were introduced for certain network-related services. Currently many of these services use operator-specific reduced numbers. OPTA has been instructed to supervise the number changes in the number plan within a reasonable time frame.

OPTA has formulated policy guidelines concerning the quality of number portability. These policy guidelines set deadlines for realizing number portability in 95% of cases. OPTA may impose penalties in case operators fail to meet these targets.

Roll-out of the mobile networks

Since a ruling by the Council of State in 2000, according to which (contrary to previous assumptions) the installation of antennas on buildings requires a building permit under the Housing Act, many municipalities have started to pursue a stricter policy on the installation of antennas on masts and buildings. This has resulted in the drafting of the National Antenna Policy Memorandum. This proposes a covenant between the State and the Association of Netherlands Municipalities (VNG) under which antennas up to 5 meters in height can be placed on buildings without the need for a permit. A covenant is agreed in principle and is expected to be finalized by mid 2002.

On September 26, 2001 OPTA, NMa and the Ministry of Transport, Public Works and Water Management published a joint framework for cooperation on the construction of UMTS radio networks. Cooperation on the construction and operation of parts of or whole radio networks is possible, within the terms of competition law, provided that network competition and independent use of networks are safeguarded.

Mobile telecommunication – Germany

UMTS Infrastructure Sharing

On June 5, 2001, the German regulator ('RegTP') issued an official interpretation of the UMTS license conditions according to which these conditions allow infrastructure sharing by the UMTS license holders if it does not impede (1) functional control of the respective license holder over its network or (2) independent competition between the license holders. Based on this interpretation E-Plus has entered into a preliminary agreement with Group 3G to share the costs of building a UMTS network in Germany. This agreement permits another operator to become party to the agreement.

International Roaming Charges

The European Commission's investigation into international roaming charges has been addressed to E-Plus in July 2001, as well as to all other mobile telecommunications operators in the EU. The Commission has not yet finalized the investigation.

Number portability

The German Telecommunications Act ('TKG') requires all network operators to provide number portability. After some initial resistance from the operators of mobile networks for reasons of technical feasibility, RegTP extended in its decision *(Verfügung)* 32/2001, published on August 8, 2001, the interim period until October 31, 2002, thereby mandating number portability also in the German mobile telecommunications market by November 1, 2002 at the latest.

Interconnection
In September 2000, RegTP adopted a decision *(Beschluss)* stipulating new interconnection framework conditions. Thereby, RegTP intended to introduce a new price structure for interconnection, called Element Based Charging ('EBC'). Currently, the price structure for interconnection services is based on the distance covered by the services. EBC substitutes distance by the actual use of network elements. EBC was scheduled to become effective as of June 1, 2001. However, as a result of a decision of the Cologne Administrative Court in summary proceedings initiated by Deutsche Telekom, the introduction of EBC has been put on hold until a final judgment is rendered in this matter. RegTP lost its appeal against the summary decision (decision by the Münster Upper Administrative Court of May 3, 2001). Since a final decision in the main proceedings may take a substantial period of time, RegTP decided on October 15, 2001, to adopt a compromise solution under which interconnection fees will be reduced by 14% compared to the existing price structure. The decision is based on a fee system consisting of three price levels and has entered into force as of January 1, 2002. Deutsche Telekom has appealed the decision in front of the Upper Administrative Court.

National roaming
Under the provisions of the TKG, there is no obligation to negotiate national roaming agreements. However, in April 2001 E-Plus concluded two agreements with MobilCom and Group 3G providing for national roaming between the GMS network of E-Plus and the UMTS networks of MobilCom and Group 3G, respectively.

Mobile telecommunication – Belgium

UMTS
In March 2001, the three existing operators, KPN Orange Belgium, Belgacom Mobile and Mobistar obtained a UMTS license in the auction organized by the Belgian government. The license was obtained upon payment of a license fee of EUR 150 million. Under this license, the operators have roll-out obligations for the UMTS networks.

Building permit issues – site health regulation
Since the beginning of 2001, the authorities in the Flemish, Walloon and Brussels Regions have refused to deliver building permits for antenna sites. The reason given for these refusals are the health risk allegedly caused by antenna radiation and the absence of clear standards for these antennae.

In May 2001, the Federal Government published a Royal Decree setting forth health-radiation standards for GSM antennae. After the publication, the regional authorities still refused to award building permits because, according to them, the Royal Decree was unclear and could not be applied. This refusal to grant building permits for antennae has continued during the entire year, notwithstanding several attempts of the operators to discuss the matter with the respective authorities and notwithstanding an attempt of the Belgian regulator (BIPT) to come to a cooperation agreement between the different authorities and the operators.

In November 2001, the three operators sent notices of default to the Federal, Flemish, Walloon and Brussels government, informing them that the building permit problem had to be solved by December 20, failing which, the operators would bring the matter to court. This resulted in a consultation between the different authorities and an amendment of the Royal Decree on health standards. This new Royal Decree introduces a new procedure to check whether or not an antenna site complies with the applicable health norm. The operators are now awaiting the results of this consultation between the different governments.

Site sharing
The law of January 2, 2001 imposes obligatory site sharing between telecom operators. The law provides that operators are obliged to share sites, prohibits them from including clauses restrictive on site sharing in their lease agreements with owners of sites and imposes the establishment of a database of all antenna sites in Belgium. Before introducing building permit applications, all operators have to be requested whether or not they wish to share the site subject of the application.

SMP status of Belgacom Mobile
In October 2000, Belgacom Mobile (Proximus) was designated an operator with significant market power (SMP) on the interconnection market. This SMP declaration obliges Proximus to offer cost oriented interconnection tariffs. By mid 2001, Proximus had to develop a cost model. The BIPT has already imposed upon Proximus two mobile termination rates reductions. The first applicable as of February 1, 2001 and the second as of October 1. As a consequence of both reductions, Proximus peak termination rate was reduced from approximately EUR 0.22 to approximately EUR 0.16. At the end of 2001, the BIPT published their advice on the cost orientation obligation of Belgacom Mobile. This advice provides for a further gradual decrease of the termination rate of Belgacom Mobile, spread over a period of three years.

Mobile number portability
In February 2001, work groups were established by the BIPT to prepare the introduction of mobile number portability. These work groups consist of representatives of the mobile and fixed operators and the BIPT. In 2001, the technical, operational, regulatory and financial framework for mobile number portability was prepared. In 2002, the system will be implemented.

KPN's Environmental Policies

KPN is determined to improve its performance in the environmental sphere, and to that end it sets itself challenging targets. Owing to this approach, a number of concrete results were achieved in 2001 in a number of areas.

In Spring the results were announced of a waste management project in which KPN had set itself a target of reducing waste by 10% between 1999-2001 through an improved separation of paper from the waste flows. The target would be achieved if 584 tons of paper were separated more effectively.
In the event, a paper separation of 2,018 tons was achieved. Eventually it emerged that waste was actually reduced by nearly 35%.

In October the internationally recognized ISO 14001 certificate for environmental standards was achieved by the Network Construction division, which is involved with the construction of cable infrastructure underground. At this moment, we are examining which divisions should also seek to obtain this certificate in the near future.

Within the framework of the Packaging Covenant, KPN is obliged to report annually to the ICT Environment Foundation on its efforts to prevent, re-use and separate packaging waste generated by the company. The following results were achieved under this Covenant: a reduction of 576,474 kg in paper and cardboard waste and a reduction of 104,733 kg in synthetic material waste (compared to around 600,000 kg and 100,000 kg in 1999).

A pilot was conducted with organic food in five larger company restaurants (catering for a total of around 6,000 guests). Users were given the opportunity to buy a wholly organic lunch (bread, fillings, dairy products and fruit). The range was subsidized, so that prices were the same as for the non-organic products.

In 2001 KPN published for the first time an environmental report, covering the previous years. For environmental reasons the environmental report is only available electronically, at www.kpn.com under the keyword 'Environmental report 2000'.



Social Plan

In 2000, KPN announced a restructuring, reducing our workforce by approximately 8,000 tasks. In September 2001, we announced that further realization of the restructuring would lead to a reduction in workforce of a maximum of 5,280 employees.
We conducted intensive negotiations with our employees, works councils and trade unions. This resulted in the conclusion of a detailed social plan in December 2001 with the trade unions.
The key provision in this plan was that the number of compulsory redundancies would be limited because approximately 2,300 employees were given the opportunity to opt for voluntary early retirement on the same terms as the current early retirement scheme (VUT) and that all employees would accept either reduced salary increases or salary cuts. Eventually this reduced the number of compulsory redundancies to around 2,900. No general pay increases or profit distributions will take place during the term of the new collective labor agreement (CAO) which remains in force until January 1, 2004. The KPN management has agreed to salary cuts ranging from 2.5% to 15% for Board of Management members. Share options have been awarded to employees and managers to compensate them for reduced salary increases and salary cuts respectively.

Mobility organization

In cooperation with Randstad, Start and the KPN Jobcenter, KPN has set up seven Mobility Shops across the country. These are intended to counsel and support employees to find a new job in the external labor market.

Employee Participation

In the reporting year intensive discussions were again held with the Central Works Council and the various other works councils. The discussions focused mainly on market developments and the financing of the company. The discussions at central level concentrated on restructuring, the necessary staff reduction, the possible merger with Belgacom and the strategic options in the light of the current situation. At local level the discussions with the works councils concentrated on the consequences of the restructuring for the various divisions.

Sick leave

At 6.5%, sick leave in 2001 was the same as in 2000.
The proportion of employees declared unfit for work rose from 1.2% in 2000 to 1.5% in 2001. The new prevention program 'Balancing within KPN' is intended to achieve a reduction in sick leave levels.

Talent Development

Talented employees are a valuable resource for the company. KPN has set up the Talent Development Program for talented employees. It is increasingly apparent that mentoring is one of the best means of stimulating this development. In 2001 KPN therefore trained 150 senior managers in mentoring. This made it possible to give a large number of starting graduates and high potentials a mentor from among our own senior managers, and to further tailor career development plans to individual needs.

Code of Conduct

KPN began introducing its Code of Conduct in October 2000.
The code spells out our moral values and responsibilities towards (potential) clients, (potential) employees, shareholders and other social partners. Everybody who works at KPN is responsible for adhering to this Code and for applying it to his or her field.
The Code of Conduct also applies to companies in which KPN has a controlling interest and/or responsibility for operations.
KPN concluded the introduction of the Code of Conduct in the first half of 2001.

Board of Management
The Hague, March 15, 2002

The year 2001 was a difficult one for KPN. But in the second half of the year a number of measures were taken that lay the foundation for a sound future for KPN. The company's organization has been streamlined, its focus has been sharpened, and its financial position has been stabilized.

In the second quarter of 2001 KPN announced that it was very important to urgently be able to provide greater certainty about its financing over the long term. Within that framework, Mr. A.H.J. Risseeuw and Mr. D.G. Eustace became more closely involved in the company's day-to-day affairs to support the Board of Management. Mr. Risseeuw mainly offered advice on possible cooperation with others, and Mr. Eustace mainly offered advice on debt reduction and the disposal of non-core activities.

In the second half of 2001 the Board decided to appoint a new chairman and CEO. Mr. A.J. Scheepbouwer resigned from the Supervisory Board on September 9 and succeeded Mr. P. Smits as chairman and CEO of Royal KPN N.V. on November 1. This appointment gives the Board great pleasure, because Mr. Scheepbouwer has the confidence of the financial world, as head of TPG he has proved himself a successful manager and he is also familiar with the telecommunications industry. On November 1, 2001 Mr. Smits became responsible for KPN Mobile within the Board of Management.

In conjunction with these changes KPN concluded a new credit facility of EUR 2.5 billion. Furthermore, within the framework of the reorganization and the consequent workforce reduction, a new social plan was agreed with the trade unions. And in November 2001 a new share issue was announced. It was successfully completed in December, resulting in net proceeds of around EUR 4.8 billion.

The composition of the Supervisory Board changed in the year under review.

Messrs H.J. Bruggink and W.C.L. Zegveld resigned at the General Meeting of Shareholders on May 2, 2001. The Board wishes to sincerely thank them both for their valuable contribution over many years.

On the same day Ms. M.E. van Lier Lels and Mr. Risseeuw were appointed to the Board; the former by the minister of Transport, Public Works and Water Management on the recommendation of the Central Works Council; the latter by the Board.

On September 10, 2001 Mr. Risseeuw took over as chairman of the Supervisory Board from Mr. K. Hubée. At the same time Mr. Eustace was appointed vice chairman of the Board.

In 2002 Mr. Hubée will resign on reaching the age of 72 years. The Board intends to appoint Mr. D.I. Jager to fill the vacancy created by Mr. Hubée's departure. His curriculum vitae is attached to the notes to the agenda of the General Meeting of Shareholders.

Furthermore, Mr. C.H. van der Hoeven's term expires in 2002. Mr. van der Hoeven was appointed to the Supervisory Board on July 10, 1998 by the minister of Transport, Public Works and Water Management, in consultation with the minister of Economic Affairs. In consultation with the Board of Management and the Central Works Council, the Board intends to appoint Mr. van der Hoeven to fill the vacancy created by Mr. Scheepbouwer's resignation in September 2001.

Consequently the Supervisory Board will be composed of six members. This is in line with the proposed amendment to the Articles of Association under which the minimum size of the Supervisory Board will be reduced from seven to five members. Further details of the amendment to the Articles of Associations are available in the background papers for the General Meeting of Shareholders.

The Supervisory Board has abolished the Strategic Investments Committee, since strategic issues are always discussed at full Board meetings. The Board has also decided to merge the Remuneration Committee and the Appointments Committee into a single committee. The Board's other committee is the Audit Committee.

During the year under review, the Supervisory Board held 26 meetings. Twenty of these meetings were extraordinary. The Audit Committee held four meetings, the Remuneration Committee three, and the Appointments Committee four.

The financial statements of Royal KPN N.V. for the 2001 fiscal year were prepared by the Board of Management, and after the external audit by PricewaterhouseCoopers N.V., they were adopted by the Board. The auditor's report is included in the section 'Other information'.

The Supervisory Board advises the General Meeting of Shareholders to approve these financial statements.

In conclusion, the Supervisory Board would like to thank all KPN employees for their great dedication and effort during the year 2001.

Supervisory Board
The Hague, March 15, 2002

Composition of the Supervisory Board

The Supervisory Board is composed in such a way that it is qualified in the following areas:

- insight in or experience with the management of a large organization active in both The Netherlands and beyond;
- insight in or experience with international issues;
- insight in or experience with relations between company and society;
- insight in or experience with the implementation of social policies and the internal and external consultations involved;
- knowledge of or affinity with the telecommunications industry in general, and international developments in markets, products and technologies in the fields in which KPN provides services in particular.

A.H.J. Risseeuw (1936)
Mr. Risseeuw is the Chairman of the KPN Supervisory Board and he chairs the Remuneration & Appointments Committee. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is among others a member of the Supervisory Boards of Heineken N.V., Samas-Groep N.V. and AOT N.V.

D.G. Eustace (1936)
Mr. Eustace is the Vice Chairman of the KPN Supervisory Board and he chairs the Audit Committee.
He is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He is the Chairman of the Board of Smith & Nephew Plc., Chairman of the Board of Sendo plc and a member of the Supervisory Boards of AEGON N.V., KLM N.V., Hagemeyer N.V. and Sonae.com.

V. Halberstadt (1939)
Mr. Halberstadt is also a member of the Remuneration & Appointments Committee.
He is Professor of Public Finance at the University of Leiden, Crown member of the Social Economic Council (SER), a member of ABP Investment Committee, an International Advisor to The Goldman Sachs Group, Inc. and a non-executive director of PA Holding Ltd. Mr. Halberstadt is a member of the Supervisory Boards of TNT Post Group N.V., DaimlerChrysler AG and the Concertgebouw N.V.

C.H. van der Hoeven (1947)
Mr. Van der Hoeven is also a member of the Audit Committee.
He is President and CEO of Ahold and a member of the Supervisory Boards of ABN AMRO Holding N.V. and Société LVMH Moet Hennessy Louis Vuitton S.A.

K. Hubée (1930)
Mr. Hubée is also a member of the Remuneration & Appointments Committee.
He is the former Executive Vice President of Royal Philips Electronics N.V. and is currently the Chairman of the Supervisory Boards of Brabantia B.V. and Simac N.V. He is also a member of the Supervisory Board of Essent N.V.

Ms. M.E. van Lier Lels (1959)
Ms. Van Lier Lels is the Executive Vice President and Chief Operating Officer of Schiphol Group N.V. She is a member of the Advisory Boards of Delft University of Technology, Rabobank Nederland and FNV Bondgenoten.

The members of the Supervisory Board are Dutch citizens, with the exception of Mr. Eustace who is a citizen of the United Kingdom.

FINANCIAL STATEMENTS

Consolidated Statement of Income

AMOUNTS IN MILLIONS OF EURO, UNLESS OTHERWISE STATED	2001	2000	1999
Net sales	**11,734**	**10,554**	**8,100**
Own work capitalized	443	455	352
Other operating revenues	682	2,502	680
Total operating revenues [1]	**12,859**	**13,511**	**9,132**
Cost of materials	−1,159	−1,323	−932
Costs of work contracted out and other external expenses	−4,608	−3,931	−2,644
Salaries and social security contributions [2]	−2,194	−1,957	−1,610
Depreciation, amortization and impairments [3]	−17,817	−3,039	−2,302
Other operating expenses [4]	−1,517	−544	−591
Total operating expenses	**−27,295**	**−10,794**	**−8,079**
Operating profit/loss [5]	**−14,436**	**2,717**	**1,053**
Interest and similar income [6]	297	370	59
Release exchange right [7]	6,848	-	-
Interest and similar expenses [8]	−1,677	−1,276	−355
Financial income and expenses	**5,468**	**−906**	**−296**
Profit or loss before taxes	**−8,968**	**1,811**	**757**
Tax on profit or loss [9]	−11	−318	−186
Income from participating interests [10]	−81	249	253
Group profit or loss after taxes	**−9,060**	**1,742**	**824**
Minority interests [11]	1,565	132	4
Profit or loss after taxes	**−7,495**	**1,874**	**828**
Profit or loss after taxes per ordinary share and per ADS [12]	−5.88	1.90	0.87
Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis [13]	−5.88	1.71	0.87
Dividend per ordinary share and per ADS	**-**	**0.53**	**0.53**

[..] Bracketed numbers refer to the Notes to the Consolidated Statement of Income.

Consolidated Balance Sheet

ASSETS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
FIXED ASSETS		
Intangible fixed assets [14]		
Licences	7,958	7,767
Goodwill	5,623	20,512
Total intangible fixed assets	**13,581**	**28,279**
Property, plant and equipment [15]		
Land and buildings	1,154	1,204
Plant and equipment	8,740	8,846
Other fixed assets	771	954
Assets under construction	471	872
Total property, plant and equipment	**11,136**	**11,876**
Financial fixed assets [16]		
Participating interests	2,492	2,243
Loans to participating interests	2,211	2,146
Other loans	42	53
Prepayments and accrued income	792	382
Total financial fixed assets	**5,537**	**4,824**
Total fixed assets	**30,254**	**44,979**
CURRENT ASSETS		
Inventory [17]	343	426
Accounts receivable [18]	2,292	2,184
Prepayments and accrued income	865	1,026
Marketable securities and other financial interests [19]	25	1,267
Cash and cash equivalents [20]	7,343	3,583
Total current assets	**10,868**	**8,486**
TOTAL [21]	**41,122**	**53,465**

[..] Bracketed numbers refer to the Notes to the Consolidated Balance Sheet.

LIABILITIES

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
GROUP EQUITY		
Shareholders' equity [22]	11,988	14,645
Minority interests [23]	184	1,707
Total group equity	**12,172**	**16,352**
EXCHANGE RIGHT [24]	712	7,560
PROVISIONS		
Pension provisions [25]	859	435
Deferred tax liabilities [26]	257	-
Other provisions [27]	288	125
Total provisions	**1,404**	**560**
LONG-TERM LIABILITIES		
Loans [28]	16,747	20,045
Other debts	11	100
Accruals and deferred income	138	4
Total long-term liabilities	**16,896**	**20,149**
CURRENT LIABILITIES		
Other debts [29]	7,906	6,771
Accruals and deferred income [30]	2,032	2,073
Total current liabilities	**9,938**	**8,844**
TOTAL	41,122	53,465

[..] Bracketed numbers refer to the Notes to the Consolidated Balance Sheet.

Consolidated Cash Flow Statement

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Profit or loss after taxes	**–7,495**	**1,874**	**828**
Minority interests	–1,565	–132	–4
Depreciation, amortization and impairments	17,817	3,039	2,302
Changes in provisions	531	–248	–74
Changes in deferred taxes	32	–39	94
Income from participating interests	81	–249	–253
Dividends received	25	7	14
Release of exchange right	–6,848	-	-
Results from sale of assets, operations and participating interests	–512	–2,428	–592
Net cash flow from operating activities before changes in working capital	**2,066**	**1,824**	**2,315**
Changes in working capital:			
• Inventory	–2	–126	–18
• Accounts receivable	152	–487	–101
• Other current assets	–150	238	–380
• Current liabilities (excluding short-term financing)	499	677	635
Net cash flow from changes in working capital	**499**	**302**	**136**
Net cash flow from operating activities [31]	**2,565**	**2,126**	**2,451**
Group companies/joint ventures acquired	–758	–9,291	–39
Group companies/joint ventures sold	265	7	-
Investments in intangible fixed assets	–226	–7,422	–104
Disposals of intangible fixed assets	10	14	3
Additions to property, plant and equipment	–2,949	–3,847	–2,524
Disposals of property, plant and equipment	319	58	59
Changes in other financial fixed assets	1,675	–2,368	–49
Net cash flow from investing activities [32]	**–1,664**	**–22,849**	**–2,654**
Dividend	-	–258	–375
Share issues by KPN (net proceeds)	4,843	3,893	-
Shares purchased for option plans	–98	-	-
Other changes in shareholders' equity	-	-	3
Capital increases group companies/joint ventures	-	4,023	414
Loan receivable from E-Plus	–148	–2,014	-
Long-term loans contracted	4,437	38,289	2,171
Repayment of long-term loans	–6,232	–21,760	–678
Changes in interest-bearing current liabilities	145	–678	815
Net cash flow from financing activities [33]	**2,947**	**21,495**	**2,350**
Changes in cash and cash equivalents	**3,848**	**772**	**2,147**
Cash and cash equivalents beginning of year	**3,583**	**2,625**	**434**
Cash and cash equivalents in group companies and joint ventures acquired and sold	–88	186	44
Changes in cash and cash equivalents	3,848	772	2,147
Cash and cash equivalents end of year	**7,343**	**3,583**	**2,625**

[..] Bracketed numbers refer to the Notes to the Consolidated Cash Flow Statement.

Statement of Changes in Shareholders' Equity

AMOUNTS IN MILLIONS OF EURO EXCEPT FOR SHARES AND PER-SHARE INFORMATION

	Number of subscribed shares	Par value per share (in EUR)	Subscribed capital stock [34]	Additional paid-in capital [35]	Statutory and other restricted reserves [36]	Accumulated translation	Other reserves	Total
Balance as at December 31, 1998	**953,068,723**	**0.24**	**216**	**4,289**	**145**	**–65**	**1,328**	**5,913**
Exchange rate differences on participating interests						–2		–2
Issue of shares purchased for option plans							3	3
Dividend in shares	5,662,210		1	–1			128	128
Other changes					646		–646	-
Profit or loss after taxes							828	828
Dividend							–506	–506
Balance as at December 31, 1999	**958,730,933**	**0.24**	**217**	**4,288**	**791**	**–67**	**1,135**	**6,364**
Exchange rate differences on participating interests						9		9
Share issue	236,508,562		57	3,944				4,001
Issue of shares purchased for option plans							2	2
Dividend in shares	8,413,148		2	–2			75	75
Other changes			13	–119		69	–69	–106
Profit or loss after taxes					58		1,816	1,874
Warrant					2,338			2,338
Effect of change in accounting principles							88	88
Balance as at December 31, 2000	**1,203,652,643**	**0.24**	**289**	**8,111**	**3,187**	**11**	**3,047**	**14,645**
Exchange rate differences on participating interests						93		93
Share issue	1,020,408,163		245	4,755				5,000
Shares purchased for option plans							–98	–98
Issue of shares purchased for option plans							1	1
Dividend in shares	30,087,000		7	–7				-
Changes retained earnings participations					–248		248	-
Other changes				2,180	–2,338			–158
Profit or loss after taxes							–7,495	–7,495
Balance as at December 31, 2001	**2,254,147,806**	**0.24**	**541**	**15,039**	**601**	**104**	**–4,297**	**11,988**

[..] Bracketed numbers refer to the Notes to the Consolidated Statement of Changes in Shareholders' Equity.

General notes to the consolidated financial statements

General

The financial statements of Royal KPN N.V. ('KPN') for the year ended December 31, 2001 have been prepared in accordance Dutch regulations. The notes to the financial statements also contain information based on US GAAP. KPN's registered office and principal place of business is in The Hague, The Netherlands.

All per-share information, the numbers of KPN shares, the number of KPN share options and exercise prices have been restated in order to reflect the two-for-one share split of June 2000.

Euro

The reporting currency used throughout KPN's annual report is the euro (EUR). KPN has compiled its financial statements for all periods before January 1, 1999 in Dutch Guilders (NLG). In this Annual Report, Dutch Guilder amounts in these financial statements for all periods before and after January 1, 1999, have been translated into euro at NLG 2.20371 per euro, the fixed conversion rate for euro from January 1, 1999, although no Dutch Guilder-euro exchange rate was quoted before January 1, 1999.

Segmentation

During 2001, KPN's four core business segments were Fixed-network Services, Mobile Communications, Data Services and Internet Protocol ('Data/IP') and Internet, Call center and Media Services ('ICM'), plus Other activities:

- Fixed-network Services – including domestic, fixed-to-mobile and outbound international telephone traffic on our fixed Dutch network for both residential and business customers. The segment also comprises domestic interconnect services, international network access, transmission services and broadband network services.
- Mobile Communications – this segment comprises all of KPN's mobile communications services, both in The Netherlands and abroad.
- Data/IP – providing data services (including leased lines), private network services, data communications solutions, and integration services for large business customers (other than telecommunications operators) in the Benelux countries. KPN also acts as the distributor for KPNQwest and Infonet services in the Benelux. In addition, the segment provides other international data transmission services and sells telecommunications infrastructures through KPNQwest, Infonet, PanTel and EuroWeb.
- ICM – including Consumer Internet and Media Services, which comprises ISPs, commercial portals and portal enabling services, our Business Commerce Services, which includes call center services and e-marketplaces and our Directory Services, which includes telephone information services.
- Other activities – comprising various other activities, including Business Communications (which delivers, installs and services communications equipment for business customers), Xantic (a satellite communications venture with Telstra), KPN's sales and distribution network, including the Primafoon shops and the Business Centers, together with all of the network construction unit, head office functions, KPN Research and KPN's interests in Český Telecom and AUCS.

In the beginning of 2001, KPN reorganized some of its business units in order to better serve its wholesale customers. A new business unit, Broadband Networks, was formed within the Fixed-network Services segment, focusing on the supply of ADSL services as well as transmission services. In addition, the Carrier Services and International Network Services units within the Fixed-network Services segment were merged. A limited number of activities were transferred between the Fixed-network Services segment and the Data/IP segment. In addition, certain business activities within the ICM segment were reorganized and the Business Communications unit was split up. Local loop services were transferred to the Fixed-network Services segment, while supplies, installation and maintenance of peripheral equipment, and corporate workstation management were moved to the Data/IP segment.

Accordingly, all comparative financial information below for the years 2000 and 1999 has been restated in order to reflect the new organizational structure.

Consolidation Principles

The financial information of KPN and its Group companies is fully consolidated in the consolidated financial statements. Joint ventures in which KPN and any other party have equal control under an agreement (provided that KPN has a significant shareholding) are consolidated proportionally. Group companies are those companies with which KPN forms an organizational and economic unit and in which KPN has a controlling interest. Minority interests in group equity and profits are disclosed separately in the consolidated financial statements.

Income from participating interests is recognized in the consolidated statement of income as from the moment of acquisition. Income from participating interests to be disposed of is included up to the date of the sale. The accounting principles of KPN apply to KPN's balance sheet and statement of income and to the consolidated and unconsolidated group companies, joint ventures and participating interests. Any significant intra- and inter-segment balances, supplies and results have been eliminated in consolidation.

A complete list of subsidiaries and participating interests is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague. This list has been prepared in accordance with the provisions of Articles 379 and 414, Book 2 of the Dutch Civil Code.

The most important changes in consolidated group companies, participating interests and activities of the past three years were the following:

- In December 2001, KPN sold its 22.28% participating interest in the Indonesian mobile operator Telkomsel;
- On November 30, 2001, KPN sold 10% of its interest in KPNQwest, which was proportionally consolidated, to Qwest. As a result, KPNQwest was deconsolidated as from that date and was accounted for as a participating interest. KPN's interest in KPNQwest on December 31, 2001 was 39.9%;
- On September 30, 2001, KPN Lease, a wholly owned subsidiary of KPN, transferred 70% of its lease activities to a new company which was subsequently sold;
- On September 28, 2001, KPN sold its internal data center activities;
- During 2001, KPN sold its interests in eircom and Eircell;
- On February 7 2001, KPN, through KPN Mobile, acquired the remaining 50% of the joint venture KPN Orange. As from that date, KPN Orange is fully consolidated;
- On August 4, 2000, NTT DoCoMo acquired a 15% interest in KPN Mobile. KPN Mobile is fully consolidated and NTT DoCoMo's share in income and equity of KPN Mobile is included under minority interest;
- On April 1, 2000, Telstra transferred its satellite operations to Xantic (formerly known as Station 12) in exchange for a 35% interest in Xantic. Xantic is fully consolidated and Telstra's share in income and equity of Xantic is included under minority interest;
- In March 2000, KPN acquired an additional interest in SNT upon its public offering. KPN owns a 51% interest in SNT which is fully consolidated as from the date of acquisition of the additional interest;
- On February 24, 2000, KPN acquired a 77.49% interest in E-Plus, a German mobile communications operator, in which KPN shares control with BellSouth. E-Plus has been consolidated proportionally as from that date;
- The joint venture between KPN and Qwest, which was launched on April 1, 1999, has been consolidated proportionally (50%) by KPN as from this date. After the public offering in 1999, KPN's interest was 44.4%. In 2000, KPN's interest had fallen to 44.3% because KPNQwest issued additional shares; and
- In March 1999, KPN increased its shareholding in PanTel, a Hungarian operator, to a majority interest of 61.7%. As from this date, KPN has fully consolidated PanTel. In 2000, KPN increased this interest to 75.2%.

Foreign currency translation

In the statement of income, all transactions denominated in foreign currencies are converted into euro at the rate prevailing at the moment of the transaction, or, if a hedging contract was concluded, the prevailing forward exchange rate. An exception to this rule is the conversion of transactions of foreign participating interests; these are converted into euro at the average exchange rate of the year. Differences between the rates applied for the conversion of the balance sheet and the rates applied for the conversion of the statement of income, are directly taken to shareholders' equity.

Assets and liabilities denominated in foreign currencies are converted at the exchange rates prevailing on balance sheet date or, if the exchange risk was hedged, at the forward exchange rate. Any differences resulting from movements in exchange rates are recognized in the statement of income under financial income and expense. Exchange rate differences resulting from the translation into euro of the value of foreign participating interests and financing transactions related to these participating interests, are directly taken to shareholders' equity.

Change in accounting principles

Based on the 2001 Dutch annual reporting guidelines, the balance sheet, results of operations and cash flows of Group companies, joint ventures and other participating interests to be disposed of are included in the financial statements up until the date of the sale. Before January 1, 2001, Group companies were deconsolidated as from the date the Board of Management decided to dispose of the Group company concerned and were classified as marketable securities. This change in accounting principle has no material impact on our financial statements and therefore the comparative figures have not been restated.

From January 1, 2000, the valuation principle for property, plant and equipment produced in-house was changed. As from that date, KPN has capitalized the interest expense attributable to these assets as from the moment they are put into use. The effect of this change in accounting policies on shareholders' equity on January 1, 2000 was EUR 88 million, which was accounted for directly through equity. This EUR 88 million comprised the balance of EUR 136 million attributable to fixed assets and EUR 48 million attributable to deferred tax liabilities. The profit before taxes for 1999 would have been higher by EUR 8 million, had the comparative figures been adjusted. The change in accounting principles was made in order to improve the comparability with other telecom operators.

Valuation principles

GENERAL

The accounting policies are based on historical cost principles.

INTANGIBLE FIXED ASSETS

Goodwill arising from acquisitions is valued at the lower of historical cost less amortization or permanently lower value. Amortization is calculated according to the straight-line method based on the estimated useful life; the maximum amortization period is 20 years.

Licenses are valued at the lower of historical cost less amortization or permanently lower value. Amortization is calculated according to the straight-line method and is incorporated as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods.

An intangible fixed asset has a permanently lower value if the expected future cash flows are lower than the book value of the asset concerned.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued at cost or manufacturing price less depreciation, or permanently lower value. Manufacturing price includes direct costs (materials, direct labor and work contracted out), as well as part of the indirect costs and interest that can be attributed to this activity. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. A permanent lower value has occurred if the expected future cash flows are lower than the book value of the asset concerned. Reductions in the value are reversed if they can no longer be motivated. Property, plant and equipment that are no longer productive are stated at the lower of book value or net realizable value as of December 31 prior to the year in which they were declared unproductive.

PARTICIPATING INTERESTS

Participating interests in which KPN directly or indirectly has significant influence, are valued at KPN's direct or indirect share in the net asset value, as determined under KPN's accounting principles.

Participating interests in which the KPN Group does not have significant influence, are carried at cost, less any provisions deemed necessary.

PREPAYMENTS AND ACCRUED INCOME

Prepayments and accrued income presented under both financial fixed assets and current assets include amounts to be invoiced, recognized tax assets and deferred costs that, according to the matching principle, related to future years. Prepayments and accrued income is valued at nominal value.

INVENTORY

Inventories of resources, parts, tools and measuring instruments, and finished goods are valued at the lower of cost or market value. Cost is based on weighted average prices. Work in process and resources produced in-house are valued at the cost of materials, costs of work contracted out and staff costs, plus a surcharge for indirect costs and interest to be allocated.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at nominal value, net of allowance for doubtful accounts.

MARKETABLE SECURITIES AND OTHER FINANCIAL INTERESTS

Marketable securities and other financial interests are stated at cost, unless the market value or estimated net realizable value on balance sheet date is lower.

EXCHANGE RIGHT

At December 31, 2001, the exchange right is carried at the fair market value at the date of exercise of the right by BellSouth. At December 31, 2000 the exchange right was valued at the fair market value at the date of issue of the exchange right.

PROVISIONS

Pension provisions, which include provisions for early retirement, restructuring and redundancy pay and other pension-related benefits in the context of restructuring operations, and for alternative benefits, are stated at net present value based on actuarial principles.

The other provisions, including the provision for restructuring and redundancies are valued at nominal value.

DEFERRED TAXES

Deferred tax assets and liabilities arising from timing differences between the value of assets and liabilities for financial reporting purposes and for tax purposes are stated at nominal value and are calculated on the basis of current corporate income tax rates. Deferred tax assets are recognized if it may be assumed that they can be offset against taxes payable in the future within a reasonable amount of time. Deferred tax assets and liabilities with the same terms are offset.

OTHER ASSETS AND LIABILITIES

All other balance sheet items are carried at nominal value, unless otherwise stated.

Principles for profit determination

GENERAL

Profits are recognized in the year in which the goods are delivered or services are rendered. Losses are taken as soon as they are foreseeable.

NET SALES

Net sales represent the revenue from goods delivered and services rendered to third parties, less discounts and sales taxes.

OTHER OPERATING REVENUES

Other operating revenues include income from operating revenues, other than net sales, profits generated by public offerings of group companies, joint ventures and participating interests, and profits on the sale of participating interests (or parts thereof), assets and operations.

OPERATING EXPENSES

Operating expenses are determined based on the aforementioned valuation principles and are allocated to the year to which they relate.

Research expenses are recognized as costs in the reporting year.

Depreciation is calculated using the straight-line method, based on the estimated useful life, taking into account any residual value. Investments are depreciated as from the date of actual usage.

INCOME FROM PARTICIPATING INTERESTS

Income from participating interests in which KPN has significant influence are based on the equity method according to KPN accounting principles. Income from participating interests acquired during the fiscal year is recognized effective from the date of acquisition. In case participating interests are sold, income is recognized up to the date of the sale.

TAX ON PROFIT

The corporate income tax charge recognized in the statement of income is based on the income for financial reporting purposes in accordance with the prevailing provisions and rates, taking into account permanent differences between income for tax purposes and income for financial reporting purposes and tax losses carried forward.

FINANCIAL INSTRUMENTS

KPN and its group companies neither hold nor issue financial instruments for trading purposes.
The financial instruments recognized in the balance sheet are carried at face value unless otherwise stated. Off-balance sheet financial instruments (derivatives) used to hedge currency and interest rate risks, are stated in line with hedged positions. Income from derivatives is recognized simultaneously with income from hedged positions.

Profits and losses on derivatives, used to hedge assets and liabilities, are accounted for as exchange rate differences under financial income and expense. Interest rate differences on interest-derivatives, used to hedge loans, are accounted for as interest expenses.

New annual reporting guidelines

DUTCH GAAP

Beginning in 2002 the following guidelines issued by the Dutch Council for Annual Reporting will become effective. The guidelines that are relevant for KPN are summarized below.

The original draft guideline with respect to employee benefits (RJ 271) has become effective with the exception of the paragraphs relating to pensions and other long-term benefits. Important new aspects in the new guideline are the accounting for options granted to employees. When options are granted to employees the amount for which the share price exceeds the exercise price should be recorded as an expense. A change in the exercise price of options previously granted results in variable accounting and therefore, every change in the underlying share price after the repricing should be recorded as a profit or loss in the financial statements.

In April 2001, proposed legislation was announced that will require listed companies to provide information with regard to the remuneration and stock option plans of the Board of Management on an individual basis. However, this proposed legislation has not yet been adopted by Parliament and, as a result, is not yet applicable for the financial statements for the year ended December 31, 2001. For the financial statements for the year ending December 31, 2002, however, it is expected that new legislation will be effective. With respect to option plans the impact will not be significant for KPN. However, with respect to all other kinds of remuneration and loans additional disclosure will be required.

In the guidelines for annual reporting the following additional changes have been made:

- The guidelines with respect to the accounting for book profits from dilution of participating interest valued at net value, explicitly allow both recognition in the income statement (KPN's accounting policy) and direct recording in equity;
- Intercompany results on transactions with participating interests should be eliminated proportionately; and
- Accounting for investments with negative equity and accounting for mergers and acquisitions have been clarified.

KPN is currently assessing the impact of the adoption of these new reporting guidelines on its financial position, results of operations and cash flows.

US GAAP

In July 2001, the FASB issued SFAS No. 141, 'Business Combinations'. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. KPN believes that the adoption of SFAS No. 141 will not have a significant impact on its financial position, results of operations and cash flows.

In July 2001, the FASB issued SFAS No. 142, 'Goodwill and Other Intangible Assets'. SFAS No. 142 requires, among others, the discontinuance of amortization of goodwill and other intangibles with an indefinite useful life. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. In lieu of amortization, KPN will be required to perform an annual impairment review of its balance of goodwill and other intangibles with an indefinite useful life upon the initial adoption of SFAS No. 142.

The impairment review for KPN leads to the introductions of a two-step process as follows:

Step 1 – The fair value of the reporting units needs to be compared to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, step 2 needs to be performed. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2 – An allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities needs to be performed. This will derive an implied fair value for the reporting unit's goodwill. The next step is to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

Intangible assets with a finite useful life will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. KPN expects to complete the initial review during the first quarter of 2002. Upon completion of the initial review KPN expects to record a substantial impairment charge under US GAAP.

In June 2001, the FAB issued SFAS No. 143, 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets, which is effective as from January 1, 2003. Early adoption is encouraged.

SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made and we have a legal obligation to do so. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the useful life of the related long-lived asset.

A legal obligation can result from (i) a government action, such as a law or ordinance, (ii) an agreement between entities, such as a written or oral contract, or (iii) a promise conveyed to a third party that imposes a reasonable expectation of performance upon the promisor under the doctrine of promissory estoppel. We are currently assessing the impact of the adoption of this statement on its financial position, results of operations and cash flows.

In October 2001, the FASB issued SFAS No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets'. SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of' and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. KPN is currently assessing the impact of the adoption of this statement on its financial position, results of operations and cash flows.

[1] Total operating revenues: EUR 12,859 million
(2000: EUR 13,511 million; 1999: EUR 9,132 million)

TOTAL OPERATING REVENUES

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Fixed-network Services	5,909	5,490	4,979
Mobile Communications	4,673	5,861	1,748
Data/IP	1,678	1,407	1,601
ICM	786	683	573
Other activities	1,628	1,551	1,501
Intra- and inter-segment revenues	−1,815	−1,481	−1,270
Total	**12,859**	**13,511**	**9,132**

Other operating revenues in 2001 included the book profit of EUR 346 million relating to the sale of our 22.28% stake in Telkomsel (Mobile Communications segment), a EUR 51 million book profit in the segment Data/IP reflecting the sale of 10% of our share in KPNQwest. Also included is a EUR 59 million book profit on the sale of KPN Datacenter and a EUR 41 million book profit on real estate in Other activities.

Other operating revenues in 2000 included the book profit of EUR 2,312 million realized on the acquisition of the 15% interest in KPN Mobile by NTT DoCoMo (Mobile Communications segment), EUR 21 million result from the Infonet greenshoe (Data/IP segment) and a EUR 20 million book profit on the public offering of SNT (ICM segment).

Other operating revenues generated by the Data/IP segment in 1999 included a EUR 555 million book profit of the public offering of KPNQwest and Infonet, and a book profit of EUR 23 million generated by the partial sale of Infonet.

TOTAL OPERATING REVENUES BY GEOGRAPHICAL AREA

	2001 The Netherlands	2001 International	2000 The Netherlands	2000 International	1999 The Netherlands	1999 International
Fixed-Network Services	100%	-	100%	-	100%	-
Mobile Communications	52%	48%	71%	29%	91%	9%
Data/IP	74%	26%	76%	24%	91%	9%
ICM	88%	12%	98%	2%	99%	1%
Other activities	99%	1%	98%	2%	99%	1%
Total	**78%**	**22%**	**85%**	**15%**	**97%**	**3%**

[2] Salaries and social security contributions: EUR 2,194 million (2000: EUR 1,957 million; 1999: EUR 1,610 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Salaries and wages	1,813	1,675	1,333
Pension charges	146	79	123
Social charges	235	203	154
Total	**2,194**	**1,957**	**1,610**

AVERAGE NUMBER OF FULL-TIME EQUIVALENTS

AVERAGE NUMBER OF FTES	2001	2000	1999
Fixed-network Services	2,521	840	735
Mobile Communications	6,515	5,690	2,447
Data/IP	2,734	2,413	3,104
ICM	9,368	7,236	2,678
Other activities	24,582	25,126	25,789
Total	**45,720**	**41,305**	**34,753**

On December 31, 2001, our proportionally consolidated participating interests had 5,006 employees (2000: 11,250; 1999: 3,600).

REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD AND THE BOARD OF MANAGEMENT

The following table is a three-year summary of the remuneration of current and former members of the Supervisory Board and the Board of Management, inclusive of social security contributions and pension charges:

REMUNERATION OF BOARD MEMBERS

AMOUNTS IN EURO	2001	2000	1999
Supervisory Board	267,000	282,000	257,000
Board of Management	9,752,000	7,525,000	4,946,000

LOANS TO MEMBERS OF THE BOARD OF MANAGEMENT

Interest free loans relating to the current members of the Board of Management amounted to EUR 561,611 (2000: EUR 509,603). In 2001 the repayments on loans amounted to EUR 113,000.

SHARE OWNERSHIP

The following table is a three-year summary of the numbers of KPN shares held by the current members of the Supervisory Board and Board of Management:

NUMBER OF KPN SHARES

	12-31-2001	12-31-2000	12-31-1999
Supervisory Board	43,072	16,593	12,262
Board of Management	91,646	11,459	4,000

SHARE OPTIONS HELD BY MEMBERS OF THE BOARD OF MANAGEMENT

On December 31, 2001, the current and former members of the Board of Management held 2,739,198 share options issued in 2001, 2000 and 1999, and 188,160 share options issued in 1998 and previous years *(total outstanding options in 2000: 679,560; total outstanding options in 1999: 414,150).* The options granted in 2001, 2000 and 1999 entitle the holders to one KPN share.

SHARE OPTIONS OF CURRENT BOARD MEMBERS OUTSTANDING ON DECEMBER 31, 2001

	2001	2001	2001	2000	1999	1999	1998**	1997**	Total
Current members									
A.J. Scheepbouwer	-	1,567,398	-	-	-	-	44,000	20,000	1,631,398
P. Smits	150,000	-	60,000	60,000	27,000	-	-	-	297,000
J.M. Henderson	150,000	-	40,000	40,000	-	-	-	-	230,000
M. Pieters	150,000	-	40,000	40,000	7,200	2,000	3,780	-	242,980
L. Roobol	150,000	-	40,000	40,000	7,200	2,000	3,340	640	243,180
	600,000	**1,567,398**	**180,000**	**180,000**	**41,400**	**4,000**	**51,120**	**20,640**	**2,644,558**
Expiry date	12-09-06	09-12-06	05-02-06	04-27-05	05-02-04	01-07-04	04-13-03	05-06-02	
Exercise price*	7.02	3.99		71.84	19.90	24.78	22.78	15.43	
Exercise price (SAR)*				57.43					
Exercise price* (ATM)			14.71						
Exercise price* (OTM)			18.40						

* in EUR

** Exercising two options issued in 1998 or previous years, entitle the holders to two KPN shares and one TPG share.

In 2001, 59,600 options were exercised by current and former members of the Board of Management at an exercise price of EUR 14.50 per share and 30,000 options were exercised at an exercise price of EUR 15.43 per share. In 2000, 3,400 options were exercised at an exercise price of EUR 15.43 per share. No options were exercised in 1999 and 1998.

[3] Depreciation, amortization and impairments: EUR 17,817 million (2000: EUR 3,039 million; 1999: EUR 2,302 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Intangible fixed assets	15,344	1,037	161
Property, plant and equipment	2,473	2,002	2,141
Total	**17,817**	**3,039**	**2,302**

SEGMENTED DEPRECIATION, AMORTIZATION AND IMPAIRMENT CHARGES

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Fixed-network Services	1,102	1,009	1,212
Mobile Communications	15,617	1,369	224
Data/IP	360	165	364
ICM	122	65	65
Other activities	616	431	437
Total	**17,817**	**3,039**	**2,302**

Amortization of intangible fixed assets relate to goodwill and licenses. Impairments relate to goodwill.

IMPAIRMENTS ON GOODWILL INCLUDED AMORTIZATION

AMOUNTS IN MILLIONS OF EURO	2001
E-Plus	13,701
Český Telecom	182
Hutchison UK	135
PanTel	57
Other	38
Total	**14,113**

IMPAIRMENTS ON GOODWILL BROKEN DOWN BY SEGMENT

AMOUNTS IN MILLIONS OF EURO	2001
Fixed-network Services	-
Mobile Communications	13,843
Data/IP	72
ICM	16
Other activities	182
Total	**14,113**

Amortization of the UMTS licenses purchased in 2000 has not yet commenced, since services are not yet rendered under these licenses.
In 2000, amortization of the Dutch DCS 1800 license acquired in 1998, was started.

The 1999 amortization on intangible fixed assets contains an impairment of the goodwill of Unisource in the amount of EUR 39 million.

DEPRECIATION AND IMPAIRMENTS PROPERTY, PLANT AND EQUIPMENT

AMOUNTS IN MILLIONS OF EURO	*2001*	*2000*	*1999*
By category:			
Land and buildings	166	110	90
Plant and equipment	1,830	1,532	1,723
Other tangible fixed assets	477	360	328
Total	**2,473**	**2,002**	**2,141**
By cause:			
Ordinary depreciation	2,277	1,886	1,542
Change in useful lives	-	16	236
Impairments	196	100	363
Total	**2,473**	**2,002**	**2,141**

IMPAIRMENTS AND EFFECTS OF CHANGES IN USEFUL LIVES PROPERTY, PLANT AND EQUIPMENT

	2001	2000	1999
Fixed-network Services	24	7	196
Mobile Communications	7	40	46
Data/IP	57	26	208
ICM	17	2	21
Other activities	91	41	128
Total	**196**	**116**	**599**

In 2001, impairment charges totaling EUR 196 million were recorded in all segments resulting from impairments because of retirements and updated business cases resulting in lower values. No impairments because of shortened useful lives were recognized in 2001.

In 2000, KPN shortened useful lives and effected impairments in the amount of EUR 116 million. This mainly related to retirement of assets as a result of replacement investments and to the finalized reorganization (New KPN).

In 1999, we revalued our assets in light of our corporate strategy, technological developments and market trends. New technologies forced us to shorten the remaining useful lives of a number of assets, i.e., telephone exchanges, transmission equipment and computer installations in particular. The valuation of these items in the balance sheet was adjusted. It involved additional depreciation charges in various segments for a total amount of EUR 236 million.

Furthermore, depreciation charges totaling EUR 363 million were incurred in several segments resulting from downward revaluations of platforms for fixed connections and of sea cables. The total depreciation and impairment charges amounted to EUR 599 million.

[4] Other operating expenses: EUR −1,517 million
(2000: EUR 544 million; 1999: EUR 591 million)

Costs of research are included in total operating expenses and amounted to EUR 46 million (2000: EUR 57 million; 1999: EUR 56 million).

RESTRUCTURING AND REDUNDANCY CHARGES BY SEGMENT: EUR 705 MILLION (2000: NIL; 1999: NIL)

Included in other operating expenses in 2001 are restructuring and redundancy charges in The Netherlands amounting to EUR 676 million. The following table is a breakdown of these charges per segment:

RESTRUCTURING AND REDUNDANCY CHARGES

AMOUNTS IN MILLIONS OF EURO	2001
Fixed-network Services	114
Mobile Communications	18
Data/IP	15
ICM	29
Other activities	500
Total	**676**

In addition in other operating expenses in 2001 is EUR 29 million in charges relating to the termination of Planet Internet Germany.

[5] Operating profit or loss: EUR −14,436 million
(2000: EUR 2,717 million; 1999: EUR 1,053 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Fixed-network Services	960	1,475	1,232
Mobile Communications	−14,130	1,603	234
Data/IP	−146	−53	289
ICM	−210	−132	−91
Other activities	−910	−176	−611
Total	**−14,436**	**2,717**	**1,053**

[6] Interest and similar income: EUR 297 million
(2000: EUR 370 million; 1999: EUR 59 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Interest on debt	287	239	59
Dividend distributed by eircom	7	21	-
Exchange rate differences	3	110	-
Total	**297**	**370**	**59**

[7] Release exchange right: EUR 6,848 million
(2000: nil ; 1999: nil)

On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, final valuation of the exchange right at the date of the exchange was known. For this reason, the exchange right as at December 31, 2001 was valued at the fair value at that date. The difference between the valuation of EUR 7,560 million and the value at the date of the exchange of EUR 712 million amounts to EUR 6,848 million.

[8] Interest and similar expenses: EUR 1,677 million
(2000: EUR 1,276 million; 1999: EUR 355 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Interest on debts	1,576	1,247	336
Interest added to provisions	18	18	19
Downward valuation of eircom	63	11	-
Downward valuation on loans	20	-	-
Total	**1,677**	**1,276**	**355**

Prior to our sale, eircom was stated at the lower of cost or market value, resulting in a downward valuation of EUR 63 million.

Capitalized interest amounted to EUR 38 million (2000: EUR 52 million).

[9] Tax on profit or loss on normal operations: EUR 11 million (2000: EUR 318 million; 1999: EUR 186 million)

The tax charge on profit or loss on normal operations amounted to EUR 11 million in 2001. The effective tax rate in 2001 amounted to –0.1% (2000: 17.5%; 1999: 24.5%).

EFFECTIVE TAX RATE

AS a %	2001	2000	1999
Statutory tax rate in The Netherlands	35.0	35.0	35.0
Reconciling items:			
• release exchange right	26.7	-	-
• tax base and rate differences	–23.9	27.5	-
• amortization of goodwill	–2.1	2.7	7.0
• public offering of joint ventures/participating interests	-	–1.4	–26.7
• book profit on acquisition of 15% interest in KPN Mobile by NTT DoCoMo	-	–44.6	-
• foreign operations	–0.2	0.5	9.0
• other reconciling items	1.2	–2.2	0.2
• tax losses carried forward not fully recognized	–36.8	-	-
Effective tax rate	**–0.1**	**17.5**	**24.5**

In 2001, a reconciling item was reported for the release of the exchange right as this income is tax exempt. The reconciling item 'Tax base and rate differences' relates mainly to differences between the statutory tax rates in The Netherlands and the statutory tax rate in other countries in which KPN operates. Additionally, this reconciling item includes adjustments for non-deductibility of certain charges such as goodwill amortization and impairments and other permanent differences, such as the partial deductibility of interest for German trade tax purposes. The reconciling items in 2001 relate to the difference between the corporate income tax rate in Germany and Belgium, the trade tax rate in Germany and the statutory tax rate in The Netherlands. Corporate income tax rate in Germany amounts to 25%, in Belgium approximately 40%. Trade tax in Germany amounts to 18%. 'Tax losses carried forward not fully recognized' relate primarily to German corporate income tax of E-Plus. KPN did not recognize a deferred tax asset on the taxable loss for corporate tax purposes in Germany, as a result of the uncertainty regarding the realization and the timing of settlements of the tax losses carried forward.

At the end of 2000, the restructuring of the German operations was not yet finalized. As a result, a reconciling item regarding 'Tax base and rate differences' of 27.5% was recorded. This reconciling item represents the tax losses carried forward which were not recognized and the differences between the corporate and trade tax rate in Germany and the statutory tax rate in The Netherlands. In addition, the tax rate difference between Belgium and The Netherlands was included in this reconciling item.

The items 'Book profit on acquisition of 15% interest in KPN Mobile by NTT DoCoMo' in 2000 and 'Public offering of joint ventures/participating corporate interests' in 1999 (related to KPNQwest and Infonet) represents gains which are tax exempt for Dutch corporate income tax purposes.

RECOGNIZED TAX ASSETS AND DEFERRED TAX LIABILITIES

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Differences between the valuation for financial reporting purposes and for tax purposes of:		
• provisions	–116	–76
• property, plant and equipment	148	181
• tax loss carry-forward	626	210
• other differences	9	21
Recognized tax assets	**667**	**336**
Deferred tax liabilities	–257	-
Recognized tax assets and liabilities	**410**	**336**

The deferred tax liability of EUR 257 million relates to the tax losses of the mobile operations in Germany which can be offset against Dutch taxable income of mobile operations in The Netherlands. As these deferred tax liabilities may not be offset against the net deferred tax assets of EUR 667 million, this deffered tax liability is shown seperately in the balance sheet.

The deferred tax assets of EUR 667 million are reported under:

RECOGNIZED TAX ASSETS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Financial fixed assets	619	300
Current assets	48	36
Total recognized tax assets	**667**	**336**

TAX CHARGE ON PROFIT OR LOSS ON NORMAL OPERATIONS

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Current tax	84	406	89
Changes in deferred taxes	–73	–87	94
Other	-	–1	3
Taxes on profit or loss on normal operations	**11**	**318**	**186**

[10] Income from participating interests: EUR –81 million
(2000: EUR 249 million; 1999: EUR 253 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Mobile Communications	–87	36	18
Data/IP	–20	11	-
Other activities	26	202	235
Total	**–81**	**249**	**253**

In 2001 an impairment charge is included in income from participating interests (Hutchison UK) for an amount of EUR 104 million.

In 2000 income from participating interests in Other activities included book profits generated by Unisource on the sale of participating interests of EUR 147 million (1999: EUR 137 million). In 1999 Other activities also included book profits on the sale of participating interests by eircom of EUR 71 million.

[11] Minority interests: EUR 1,565 million
(2000: EUR 132 million; 1999: EUR 4 million)

The minority interests mainly concern NTT DoCoMo's minority interest of 15% in KPN Mobile's loss. NTT DoCoMo has no obligation to make additional capital contributions. Because the loss of KPN Mobile during 2001 exceeded the shareholders' equity of KPN Mobile, EUR 1,555 million of KPN Mobile's results could be attributed to NTT DoCoMo.

[12] Profit or loss after taxes per ordinary share and per ADS: EUR –5.88
(2000: EUR 1.90; 1999: EUR 0.87)

The weighted average number of subscribed ordinary shares was calculated based on the number of ordinary shares outstanding on January 1, 2001 and on December 31, 2001 taking into account the number of ordinary shares issued as dividend in shares and the share issuance in December 2001. The weighted average number of subscribed ordinary shares was 1,274,495,172 (2000: 984,891,875; 1999: 955,769,964).

[13] Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis: EUR –5.88
(2000: EUR 1.71; 1999: EUR 0.87)

This item consists of the net earnings per ordinary share and per ADS. The dilution results from the exchange right granted to BellSouth, the convertible bond, the bonus shares issued in January 2002 and the options issued for the options plans for management and employees. The weighted average number of subscribed ordinary shares, taking into account the dilution effect, was 1,274,495,172 (2000: 1,096,227,139; 1999: 955,989,472). Due to KPN's net loss for 2001, the number of weighted average shares outstanding used to calculate net earnings per ordinary share on a fully diluted basis is identical to that used in the basic per share calculation.

FIXED ASSETS

[14] Intangible fixed assets: EUR 13,581 million (2000: EUR 28,279 million)

STATEMENT OF CHANGES IN INTANGIBLE FIXED ASSETS

AMOUNTS IN MILLIONS OF EURO	Licenses	Goodwill	Total
Amortization rate in %	**2-7**	**5-20**	
Historical cost	7,819	21,729	29,548
Accumulated amortization	–52	–1,217	–1,269
Balance at year-end 2000	**7,767**	**20,512**	**28,279**
Changes in 2001			
Investments	169	640	809
Disposals	–10	–231	–241
Changes in consolidations	89	–17	72
Amortization	–63	–1,168	–1,231
Impairments	-	–14,113	–14,113
Exchange rate differences	6	-	6
Total changes	**191**	**–14,889**	**–14,698**
Historical cost	8,085	22,108	30,193
Accumulated amortization	–127	–16,485	–16,612
Balance at year-end 2001	**7,958**	**5,623**	**13,581**

LICENSES

In 2001 KPN acquired a UMTS license in Belgium for EUR 150 million.

In 2000 KPN acquired UMTS licenses in Germany (EUR 8.4 billion, KPN's share EUR 6.5 billion) and The Netherlands (EUR 711 million).

Because no services have been offered under these licenses in Germany, The Netherlands and Belgium, KPN has not begun amortizing on these licenses.

On December 31, 2001, KPN's UMTS and other licenses related to mobile frequencies in Germany (EUR 6.7 billion), The Netherlands (EUR 0.8 billion), Belgium (EUR 0.3 billion) and Hungary, and fixed-network licenses in Hungary.

The current value of licenses does not differ significantly from the book value of these assets.

GOODWILL

In 2001 KPN acquired the remaining 50% in KPN Orange. The goodwill recorded on this transaction amounted to EUR 508 million.

Regular amortization of goodwill is calculated according to the straight-line method based on the estimated useful life with a maximum period of 20 years. For the EUR 20.3 billion of goodwill resulting from the acquisition of 77.49% of E-Plus in February 2000 the regular amortization is based on a period of 20 years.

The total amortization of goodwill according to the straight-line method in 2001 amounted to EUR 1,168 million, of which EUR 1,013 million was related to goodwill on the acquisition of 77.49% of E-Plus.

There have been increasing concerns in the mobile communications industry with regard to future results and KPN has been faced with a saturating market for mobile voice services, accompanied by increasing competition and downward price pressures. As a result of these developments, which continued in 2002, KPN reviewed the value of its mobile activities, based on the most recent business plans, during the preparation of its financial statements. For this purpose the discounted value based on the expected future cash flows was calculated and compared to the book value. This discounted value was lower than the book value. KPN is of the opinion that this diminution in value is of a permanent nature. As a result KPN recognized an impairment charge on the goodwill of E-Plus of EUR 13,701 million in 2001. Up until now, for the purpose of ascertaining whether there is a permanent diminution in value, KPN compared the sum of the expected future cash flows with the book value of the relevant assets. However, the aforementioned factors and the developments in national and international accounting standards made KPN reconsider this approach.

Additionally, KPN recognized impairment charges in 2001 on the goodwill of Hutchison 3G UK (EUR 135 million), PanTel (EUR 57 million) and Český Telecom (EUR 182 million) and other goodwill impairments (EUR 38 million).

On December 31, 2001 KPN's goodwill was related to the acquisition of E-Plus (EUR 4,716 million), KPN Orange (EUR 487 million) and other (EUR 420 million).

[15] Property, plant and equipment: EUR 11,136 million (2000: EUR 11,876 million)

STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT

AMOUNTS IN MILLIONS OF EURO	Land and buildings	Plant and equipment	Other fixed assets	Fixed assets under construction	Total
Depreciation rate in %	**0-10**	**5-33**	**10-33**		
Historical cost	1,916	14,659	1,581	872	19,028
Accumulated depreciation	−712	−5,813	−627	-	−7,152
Balance at year-end 2000	**1,204**	**8,846**	**954**	**872**	**11,876**
Changes in 2001					
Additions/Transfers	374	2,257	642	−324	2,949
Disposals	−51	−54	−134	−25	−264
Changes in consolidations	−208	−488	−215	−51	−962
Depreciation and impairments	−166	−1,830	−477	-	−2,473
Exchange rate differences	1	9	1	−1	10
Total changes	**−50**	**−106**	**−183**	**−401**	**−740**
Historical cost	1,924	15,297	1,462	471	19,154
Accumulated depreciation	−770	−6,557	−691	-	−8,018
Balance at year-end 2001	**1,154**	**8,740**	**771**	**471**	**11,136**

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT BY SEGMENT

AMOUNTS IN MILLIONS OF EURO	2001	2000
Fixed-network Services	844	1,537
Mobile Communications	892	884
Data/IP	864	973
ICM	55	83
Other activities	294	370
Total	**2,949**	**3,847**

The impairments during 2001 amounted to EUR 196 million (2000: EUR 116 million).

The book value of the capitalized interest was EUR 165 million on December 31, 2001 (2000: EUR 177 million).

The book value of the property, plant and equipment of which E-Plus is the beneficial owner under financial lease programs totaled EUR 155 million.

KPN Mobile has entered into a qualified technical equipment lease arrangement by means of which certain network equipment with a total book value at December 31, 2001 of EUR 65 million are leased to a US Owner Trust, and subsequently leased back by KPN Mobile.

The property, plant and equipment primarily concern assets located in The Netherlands (approximately 79%; 2000: approximately 85%) and Germany (approximately 14%; 2000: approximately 10%).

The current value of property, plant and equipment is not significantly different than the value of these assets based on historical cost.

[16] Financial fixed assets: EUR 5,537 million (2000: EUR 4,824 million)

STATEMENT OF CHANGES IN FINANCIAL FIXED ASSETS

AMOUNTS IN MILLIONS OF EURO	Participating interests	Loans to participating interests	Loans	Prepayments and accrued income	Total
Balance on December 31, 2000	**2,243**	**2,146**	**53**	**382**	**4,824**
Changes in 2001					
Acquisitions/increases	65	170	22	150	407
Disposals	−216				−216
Changes in consolidations	434	−51		93	476
Withdrawals/repayments		−37	−33		−70
Income	−81	−19		−38	−138
Dividend	−25				−25
Other changes	8			205	213
Exchange rate differences	64	2			66
Total changes	**249**	**65**	**−11**	**410**	**713**
Balance on December 31, 2001	**2,492**	**2,211**	**42**	**792**	**5,537**

PARTICIPATING INTERESTS

The major disposal during 2001 was the sale of Telkomsel in the Mobile Communications segment.

The main change in consolidations relates to KPNQwest. After the sale of 10% of our interest or 20 million shares of KPNQwest held by KPN on November 30, 2001, KPN's remaining 39.9% interest in KPNQwest is no longer proportionally consolidated but has been recorded as a participating interest in the Data/IP segment.

The result of EUR 81 million negative is amongst other caused by an impairment in income from participating interests (Hutchison UK) for an amount of EUR 104 million.

NET ASSET VALUE OF PARTICIPATING INTERESTS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Mobile Communications	1,206	1,425
Data/IP	569	175
ICM	2	2
Other activities	715	641
Total	**2,492**	**2,243**

The value of the participating interests included under financial fixed assets, plus the goodwill recognized for these participating interests, amounts to about EUR 2.5 billion.

The current value as of December 31, 2001 of the above interests based on market value or on valuations based on discounted cash flows, is estimated to be about EUR 3 billion. This higher current value does not affect the statement of income, since KPN carries these participating interests at net asset value, whereby an increase in value is not expressed until the interest's sale or public offering.

LOANS TO PARTICIPATING INTERESTS

As E-Plus is proportionally consolidated (77.49%), 22.51% (i.e., EUR 2,162 million) of the loans granted to E-Plus were recorded as loans to participating interests. The increase in loans to participating interests is primarily attributable to this item.

PREPAYMENTS AND ACCRUED INCOME

Prepayments and accrued income mainly relate to the long-term part of the deferred tax assets for an amount of EUR 619 million (2000: EUR 300 million).

LONG-TERM PART OF RECOGNIZED TAX ASSETS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Differences between the valuation for financial reporting purposes and for tax purposes of:		
• provisions	−125	−81
• property, plant and equipment	112	150
• tax loss carry-forward	624	225
• other differences	8	6
Total recognized tax assets	**619**	**300**

TAX LOSSES CARRIED FORWARD AND RELATED RECOGNIZED TAX ASSETS

AMOUNTS IN MILLIONS OF EURO	2001		2000	
	Tax losses carried forward	Recognized tax assets recognized	Tax losses carried forward	Recognized tax assets recognized
KPN Orange corporate tax	726	302	250	100
E-Plus trade tax	1,180	212	520	94
E-Plus corporate tax	17,244	-	1,345	-
Other	418	110	202	31
Total		**624**		**225**

The accumulated corporate income tax losses of KPN Orange at December 31, 2001 amounted to EUR 726 million (2000: EUR 250 million). The deferred tax assets have been fully recognized. The corporate income tax rate in Belgium was approximately 40% in 2001.

The accumulated trade tax losses of E-Plus at December 31, 2001 amounted to EUR 1,180 million (2000: EUR 520 million). The deferred tax assets have been fully recognized at the nominal rate of 18%.

E-Plus' corporate income tax losses carried forward totaled EUR 17,244 million (2000: EUR 1,345 million) at the end of 2001. The nominal tax rate was 25% for corporate income tax in Germany. No deferred tax asset was recognized for this tax loss carried forward as a result of the uncertainty on the timing of the settlement of these tax losses.

Other tax losses carried forward amounting to EUR 418 million in 2001 (2000: EUR 202 million) and deferred tax assets of EUR 110 million (2000: EUR 31 million) mainly relate to fiscal losses carried forward of the fiscal unity of Royal KPN in The Netherlands.

CURRENT ASSETS

[17] Inventory: EUR 343 million (2000: EUR 426 million)

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Work in process	98	51
Resources, parts, tools and measuring instruments	132	115
Finished goods	93	230
Other inventory	20	30
Total	**343**	**426**

[18] Accounts receivable: EUR 2,292 million
(2000: EUR 2,184 million)

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Accounts receivable trade	1,809	1,990
Deferred tax assets	48	36
Corporate taxes	343	-
Other receivables	92	158
Total	**2,292**	**2,184**

Accounts receivable trade are stated net of an allowance for bad debts for an amount of EUR 266 million (2000: EUR 156 million).

[19] Marketable securities and other financial interests: EUR 25 million
(2000: EUR 1,267 million)

In 2000 this item related mainly to KPN's interest in eircom (21%). In 2001 eircom was split into a mobile company Eircell and a fixed telephony operator eircom. Both Eircell and eircom have been sold in 2001.

[20] Cash and cash equivalents: EUR 7,343 million
(2000: EUR 3,583 million)

Cash and cash equivalents relate to cash at bank and in hand, as well as temporarily employed cash with an original term of less than three months.

[21] Segmentation of total assets: EUR 41,122 million
(2000: EUR 53,465 million)

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Fixed-network Services	7,682	8,144
Mobile Communications	20,948	35,717
Data/IP	1,193	2,948
ICM	642	644
Other activities	10,657	6,012
Total	**41,122**	**53,465**

[22] Shareholders' equity: EUR 11,988 million (2000: EUR 14,645 million)

For a breakdown of shareholders' equity, please refer to the statement of changes in shareholders' equity, Notes to the Statement of Changes in Shareholders' Equity and 'Notes to KPN's Important Alliances and their Effects on KPN's Financial Position, and KPN's Commitments and Contingencies'.

The number of subscribed shares includes the special share with a par value of EUR 0.48.

In 2001, KPN issued shares with gross proceeds of EUR 5 billion. Total offering costs after tax related to the share issue amounted to EUR 158 million. The 'Stichting Werknemersopties KPN' acquired 20 million shares for EUR 98 million along with the share issue to cover our liabilities under the options were granted to our employees and under the convertible bond we issued in November 2000. An amount of EUR 98 million has been subtracted from other reserves as Treasury stock.

On February 24, 2000 KPN issued a warrant to BellSouth as part of the acquisition of the 77.49% interest in E-Plus. The warrant entitled BellSouth to acquire KPN shares against certain conditions. The fair value of the warrant at the date of issue amounted to EUR 2,338 million.

On March 13, 2002, the date of exercise of the exchange right, BellSouth surrendered its existing warrant on KPN shares. Consequently, the warrant has been transferred to additional paid-in capital within shareholders' equity as at December 31, 2001.

[23] Minority interests: EUR 184 million (2000: EUR 1,707 million)

AMOUNTS IN MILLIONS OF EURO	2001	2000
Balance as at January, 1	**1,707**	**25**
Outside investments	-	1,781
Changes in consolidations	39	36
Loss for the year	–1,565	–132
Exchange rate differences	3	–3
Balance as at December, 31	**184**	**1,707**

This item pertains to minority shareholdings in Xantic, SNT and PanTel in particular.
At December 31, 2001 KPN Mobile had a negative equity due to, among other things, goodwill impairment charges. NTT DoCoMo's share in the negative equity is valued at nil.

[24] Exchange right: EUR 712 million
(2000: EUR 7,560 million)

On February 24, 2000, KPN issued an exchange right to BellSouth as part of the acquisition of the 77.49% interest in E-Plus. This exchange right entitled BellSouth to exchange its 22.51% interest in E-Plus in either KPN or KPN Mobile shares. The exchange right was valued at fair value at the date of the acquisition and amounted to EUR 7,560 million.
On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, final valuation of the exchange right at the date of the exchange was known. For this reason, the exchange right as at December 31, 2001 was valued at the fair value at that date. The difference between the valuation of EUR 7,560 million and the value at the date of the exchange of EUR 712 million amounts to EUR 6,848 million and was accounted for as financial income in the statement of income.

The fair value of EUR 712 million was calculated as the difference between the value of the 234.7 million KPN shares as at March 13, 2002 at the rate of EUR 5.34 per share (EUR 1,253 million) and the fair value of the 22.51% interest of E-Plus (EUR 541 million).

PROVISIONS

[25] Pension provisions: EUR 859 million
(2000: EUR 435 million)

AMOUNTS IN MILLIONS OF EURO	Early retirement	Restructuring and redundancy	Other	Total
Balance as at year-end 2000	**351**	**75**	**9**	**435**
Withdrawals	–52	–21	–5	–78
Additions	45	491	3	539
Changes in consolidations	–4	-	-	–4
Interest	14	3	1	18
Releases	–50	–1	-	–51
Balance as at year-end 2001	**304**	**547**	**8**	**859**

Pension provisions are stated at net present value, using an average interest rate of 4.5% (2000: 4.5%). Of these provisions, EUR 108 million has a term of less than one year, of which amount EUR 58 million relates to the provision for early retirement, EUR 46 million to the restructuring and voluntary departures and EUR 4 million to the other provisions.

The provision for early retirement relates to commitments by virtue of pre-pensions in payment and to commitments by virtue of future payments to employees who wish to take early retirement.

The provision for restructuring and redundancy relates for EUR 491 million to the costs for employees that voluntarily leave the company, as a result of the social plan that was agreed with the trade unions and workers' council. The employees involved were offered an early retirement scheme for employees 55 years or older at conditions similar to the existing early retirement plan. As a result, an amount of EUR 50 million was released from the provision for early retirement. The remainder of the provision for restructuring and redundancy relates to the entitlement to redundancy pay of employees who worked as civil servants for Netherlands Postal and Telecommunications Services (PTT) before January 1, 1989 and were made redundant before January 1, 1996.

[26] Deferred tax liabilities: EUR 257 million (2000: nil)

In 2001 KPN Mobile finalized the restructuring of its holdings in Germany, which resulted in a partnership that is tax resident in Germany and constitutes a permanent establishment of KPN Mobile for German and Dutch tax purposes. As a result, the losses of the German mobile operations that are attributable to this German branch can be used to offset Dutch taxable income of the mobile operations in The Netherlands. The losses of the German branch are calculated according to Dutch tax principles. If the German branch becomes profitable for Dutch tax purposes, these profits will be taxed in The Netherlands to the extent that prior tax losses of German mobile operations have been offset ('recapture').

As of the date that there are no more tax loss offsets of the German mobile operations available, the income of the German mobile operations will no longer be taxed in The Netherlands, due to rules regarding the avoidance of double taxes applicable in The Netherlands. Insofar as German mobile operations generate taxable profits in the future, the Dutch loss offsetting will be reversed. Consequently, this structure leads to deferred tax liabilities for profits from mobile activities in The Netherlands.

[27] Other provisions: EUR 288 million (2000: EUR 125 million)

AMOUNTS IN MILLIONS OF EURO	Restructuring and redundancy	Self-insurance	Other	Total
Balance at year-end 2000	**62**	**31**	**32**	**125**
Withdrawals	−61	-	−1	−62
Additions	264	-	7	271
Release	−15	−31	-	−46
Balance at year-end 2001	**250**	**-**	**38**	**288**

Restructuring and redundancy provision

In 2000, the restructuring plan Vision that focused on the improvement of our infrastructure, business processes and the quality of our services was launched. The main objective of this plan was to reduce cost where possible and to enhance the efficiency of operations. One of the key elements of Vision was the reduction of the workforce by approximately 8,000 employees.

The possibility of forced redundancies was not excluded, but it was initially anticipated that the workforce that became redundant could be employed elsewhere within the organization.

However, market conditions in the international telecommunications market deteriorated in 2001 and the high debt levels became more of a burden. As a result, the intention to avoid personnel reductions was reconsidered. At the end of 2001, a new social plan with the works council and trade unions was agreed to reduce the workforce with a maximum of 5,280 employees in the Netherlands. The plan resulted in approximately 2,300 voluntary redundancies and approximately 2,900 forced redundancies. An early retirement scheme is in place for employees of 55 years or older that voluntarily leave the company. For the forced redundancies, KPN established 'mobility shops', that counsel and support former employees to find a new job. An incentive scheme is in place in order to encourage people to find a new job within periods laid down in the social plan. The social plan is partly funded by employees that stay, as they will refrain from salary increases in the next two years, as specified in our new collective labor agreement.

Total additions to the provision for restructuring and redundancy amounted to EUR 726 million, offset by an EUR 50 million release from the provision for early retirement. The addition of EUR 491 million, as well as the EUR 50 million release from the provision for early retirement, is accounted for under pension provisions due to the nature of the provision. An addition of EUR 235 million to the restructuring and redundancy provision was made (as part of Other provisions) and included the following:

- EUR 159 million for the costs related to the forced lay-offs, such as severance payments, incentives and supplements to unemployment benefits; and
- EUR 76 million for other costs associated with the restructuring such as legal fees, termination fees and penalties for rents and contracts with suppliers.

During 2001, an addition of EUR 29 million to the provision for restructuring and redundancy was made for the termination of Planet Internet Germany, which was fully utilized in 2001.

Of the total provision for restructuring and redundancy, approximately EUR 169 million has a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

Provision for self-insurance and other provisions

The remainder of the provision for self-insurance was released to income, following changed accounting principles under Dutch GAAP.

The other provisions relate to various risks (such as guarantees) and liabilities. Most of these provisions have a term of less than five years. EUR 3 million has a term of less than one year.

LONG-TERM LIABILITIES

[28] Loans: EUR 16,747 million
(2000: EUR 20,045 million)

AMOUNTS IN MILLIONS OF EURO	Convertible sub-ordinated	Subordinated	Bond	Zero coupon	Other	Total
Balance at year-end 2000	**1,500**	**112**	**13,349**	**55**	**5,029**	**20,045**
Short-term portion opening balance	-	472	3,038	-	1,221	4,731
New loans	-	11	2,280	-	2,146	4,437
Repayments	-	-	−2,185	-	−4,047	−6,232
Changes in consolidations	-	-	-	-	−578	−578
Other	-	-	−1,038	4	1,038	4
Short-term portion closing balance	-	−483	−3,325	-	−1,852	−5,660
Balance at year-end 2001	**1,500**	**112**	**12,119**	**59**	**2,957**	**16,747**

OUTSTANDING LONG-TERM LOANS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000	(Average) interest rate
Convertible subordinated			
Convertible bond 2000-2005	1,500	1,500	3.50
Subordinated			
State loan B	112	112	6.72
Bonds			
Eurobond 1996-2006	590	590	6.50
Eurobond 1998-2008	1,500	1,500	4.75
Eurobond 1999-2004	1,250	1,250	4.00
Eurobond 2000-2002	-	3,500	Floating
Eurobond 2000-2003	1,490	1,500	6.05
Eurobond 2001-2006	2,000	-	7.25
Eurobond 2001-2008 GBP	280	-	8.25
Global bond 2000-2005 USD	875	875	6.30
Global bond 2000-2010 USD	2,002	2,002	7.00
Global bond 2000-2030 USD	1,132	1,132	7.60
Global bond 2000-2005	1,000	1,000	6.25
	12,119	**13,349**	
Zero coupon	59	55	8.10
Other			
Private loans	266	304	7.00
State loan A	146	146	6.37
European Investment Bank	136	227	4.90
Syndicated loan	590	590	4.90
Debt KPNQwest	-	340	7.70
Debt Pannon GSM	112	56	7.80
Project financing E-Plus	1,457	1,136	Floating
BellSouth shareholder loans to E-Plus	-	1,506	Floating
Financial leases E-Plus	160	178	-
Other	90	546	-
	2,957	**5,029**	
Total	**16,747**	**20,045**	

REPAYMENT SCHEDULE

AMOUNTS IN MILLIONS OF EURO	Convertible subordinated	Subordinated	Bond	Zero coupon	Other
2003	-	112	1,490	-	774
2004	-	-	1,250	-	409
2005	1,500	-	1,875	68	761
2006	-	-	2,590	-	440
And subsequent years	-	-	4,914	10	573
Total	**1,500**	**112**	**12,119**	**78**	**2,957**

The short-term portion of the long-term liabilities amounts to EUR 5,660 million (2000: EUR 4,731 million) and was classified as current liabilities.

LONG TERM LIABILITIES

Convertible subordinated loan

In 2000 KPN issued a EUR 1.5 billion convertible subordinated bond. The conversion price was set at EUR 21.42 which has been adjusted as a consequence of the share issuance in December 2001 to EUR 20.14. Convertible bondholders can exchange their bonds for KPN shares through November 24, 2005. KPN may repurchase the bonds on or after November 24, 2002 for 100% of the principal value plus accrued interest subject to the condition that the share trades on the stock exchange for 30% above the conversion price for a period of 30 consecutive days.

State loans

The last installment of state loan A amounts to EUR 146 million and is payable on December 31, 2003 or on a later date to be agreed upon by the State and KPN. Repayment of EUR 112 million of the state loan B is due on December 31, 2003 or on a later date to be agreed upon by the State and KPN. The claim for repayment of loan B was subordinated to all existing and future claims against KPN, including all claims by the State.

The last installments of loans A and B may not be repaid early. The State has the right to demand payment of the remaining amounts in full or in part at any time in order to use the amount thus repayable to pay up Class A preferred shares to be issued by KPN to the State at that time. If the State excercises its option to subscribe for Class A preferred shares, at least 25.0% of the par value of these shares must be paid up upon issue.

Bonds

In April 2001 KPN issued approximately EUR 2.3 billion of Eurobonds in two tranches: one tranche of EUR 2.0 billion, with a maturity of five years and a coupon of 7.25%, and one tranche of approximately EUR 280 million (GBP 175 million) with a maturity of seven years and a coupon of 8.25%.

In June 2000 KPN issued a Eurobond for a total amount of EUR 7.0 billion of which EUR 2.2 billion was repaid in 2001. In 2000 we also issued a multi-tranche global bond of EUR 5 billion. This bond consisted of four tranches with fixed interest (USD 750 million with a term of 5 years, EUR 1 billion with a term of 5 years, USD 1,750 million with a term of 10 years and USD 1.0 billion with a term of 30 years).

Zero coupon loans

The zero coupon loans concern two types of loans with face values of EUR 68 million and EUR 10 million to be repaid in full in 2005 and 2007, respectively. As at December 31, 2001 the net present value of the loans were EUR 59 million.

Other loans

Of the proportionally consolidated companies E-Plus is the largest with a project financing granted by a banking syndicate of EUR 2.5 billion of which EUR 1.9 billion has been drawn (KPN share amounted to EUR 1.457 million). The project financing carries an interest rate of EURIBOR + 1.85% which may decrease thereafter to EURIBOR + 0.80% depending on E-Plus' senior debt to EBITDA ratio.

The financial covenants include a minimum senior debt/EBITDA ratio, a minimum EBITDA/net interest ratio and a minimum ratio of EBITDA to the amount of accrued interest plus scheduled payments of senior debt in the 12 month period ending on the last day of each quarter. These covenants for E-Plus are tested quarterly.

In respect of the project financing E-Plus has granted security interests to the banking syndicate. These include pledges of shares of E-Plus and its subsidiaries, pledge of contractual claims, accounts receivables, assignment of material intellectual property and pledge of its UMTS license.

The available capacity under the facility must be used to finance the further roll-out of E-Plus' mobile network. The final maturity of this facility is December 31, 2007 and it will be gradually repaid until that date, starting in 2004.

Revolving credit facility

In the third quarter of 2001, we secured a EUR 2.5 billion syndicated multicurrency revolving credit facility. This facility, currently scheduled to mature in the fourth quarter of 2004, is underwritten and arranged by a consortium of Dutch and international banks. The new facility is currently undrawn and contains financial covenants relating to maximum amount of net debt, the ratio of EBITDA to net interest expense, minimum EBITDA levels and the ratio of net debt to EBITDA.

Securitization program

In 2001, we finalized a securitization program of residential receivables with a maximum amount of EUR 250 million. Under this program, we transfer billed and unbilled receivables to a special purpose vehicle, whose debt incurred to finance the purchase of the receivables is fully consolidated on our balance sheet. The total available amount is depending on the available amount of billed and unbilled receivables. As at December 31, 2001, EUR 50 million was drawn under this program.

Global Medium Term Note Program

In 2001, the financing capacity under our Global Medium Term Note program (available since April 1997) increased from USD 5.0 billion to USD 10.0 billion. We have issued approximately EUR 5.0 billion under this program. The MTN program is updated regularly and contains no commitments from investors to provide funding to KPN.

Subordinated loan facility from BellSouth

In connection with BellSouth's exercise of its exchange right in 2002, we agreed to assume EUR 2.15 billion of E-Plus' shareholder loans (100%) from BellSouth by borrowing under the USD 3.0 billion subordinated loan facility between BellSouth and us. This loan carries an interest of EURIBOR + 1.75%. The final maturity date of the loan is March 1, 2004 and will be repaid in 2002 (EUR 516 million), 2003 (EUR 500 million) and 2004 (EUR 1,138 million). No additional borrowings can be made under this subordinated loan facility.

[29] Other debts: EUR 7,906 million
(2000: EUR 6,771 million)

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Short-term portion of long-term liabilities	5,660	4,731
Bank overdraft	64	136
Accounts payable trade	867	1,044
Debts to participating interests	614	641
Taxes and social security contributions	335	21
Other debts	366	198
Total	**7,906**	**6,771**

The short-term portion of long-term liabilities contains amongst others:
- a Eurobond due in June 2002 (EUR 3,325 million);
- loans from the European Investment Bank (EUR 91 million in total);
- a subordinated loan of BellSouth (EUR 483 million), which has been repaid as of January 30, 2002; and
- 77.49% of the BellSouth shareholder loan to E-Plus (EUR 1,638 million).

Bank overdraft contains EUR 50 million in drawdowns under the securitization program.

Debts to participating interests concern debts to Vision Networks Holdings B.V. for EUR 614 million (2000: EUR 635 million).

[30] Accruals and deferred income: EUR 2,032 million
(2000: EUR 2,073 million)

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Vacation days/vacation pay	99	91
Other	1,933	1,982
Total	**2,032**	**2,073**

Other accruals and deferred income concern amounts received in advance for revenues that will be recognized in future years, outstanding invoices and other amounts payable.

Other accruals and deferred income also contain an amount of EUR 381 million in interest payable (2000: EUR 268 million).

Notes to KPN's Important Alliances and their Effects on KPN's Financial Position and KPN's Commitments and Contingencies

KPN'S IMPORTANT ALLIANCES AND THEIR EFFECTS

On December 31, 2000 KPN had a number of important alliances with prominent telecommunications companies. Our major alliances were those with BellSouth, NTT DoCoMo, Hutchison, and Qwest. During 2001 and after year-end a number of changes occurred in our alliances, which had an impact on our financial position as at December 31, 2001, or will have an impact on our financial position in the future.

BELLSOUTH

Introduction

On December 9, 1999, KPN, KPN Mobile, BellSouth and a number of BellSouth's indirect wholly owned subsidiaries entered into agreements for the purpose of establishing a joint venture under which KPN acquired a 77.49% interest in E-Plus. The transaction was finalized on February 24, 2000.

The acquisition price for the 77.49% interest in E-Plus amounted to EUR 19.0 billion and consisted of the following elements:

- KPN made a cash payment of EUR 9.1 billion to BellSouth.
- KPN granted BellSouth the option to exchange its remaining 22.51% interest in E-Plus into either 200,000,000 shares in KPN or 499,631,269 shares in KPN Mobile ('exchange right'). The total number of shares to be obtained on exchange was to be adjusted for any dilutive effects resulting from share issues or stock dividends. The exercise period of the exchange right was to terminate at December 8, 2003. The exchange right was valued at EUR 7.6 billion in KPN's consolidated balance sheet, being the fair market value of the exchange right at February 24, 2000. The fair market value of the exchange right was based on the expected price of the KPN shares and the discounted cash flows of KPN Mobile and E-Plus, taking into account potential volatility in prices and cash flows.
- KPN issued a warrant to BellSouth, allowing it to acquire 92,634,066 ordinary shares in KPN for a cash payment and/or in settlement of the outstanding amounts under the subordinated loan facility KPN agreed with BellSouth. The exercise period of the warrant was to terminate at December 8, 2003 and the value of the warrant was set at EUR 2.3 billion, being the fair value of the warrant at February 24, 2000.

The accounting for the acquisition of the 77.49% interest in E-Plus was based on the purchase accounting method. The assets and liabilities acquired were valued at their estimated fair values. The difference between the price paid and the estimated fair value of the net assets was recognized as goodwill and amounted to EUR 20.3 billion, which is amortized over a 20-year period. As KPN shared control with BellSouth, E-Plus was proportionally consolidated (77.49%), in line with KPN's accounting principles.

Subordinated loan facility with BellSouth and financing of E-Plus

On December 9, 1999, KPN and BellSouth entered into a subordinated loan facility under which BellSouth would allow KPN to borrow a maximum of USD 3 billion in exchange for notes issued by KPN. KPN was required to re-lend all amounts borrowed to KPN Mobile for the financing of its European operations. As of December 31, 2001, KPN had drawn EUR 483 million under this facility.

On December 15, 2000, KPN reached an agreement with BellSouth about the future financing of E-Plus, and the terms of the subordinated loan facility were adjusted. The main terms of the agreement were:

- BellSouth, KPN and KPN Mobile would aim to replace the E-Plus credit facility from 1995 (approximately EUR 1.5 billion) and to increase it by a maximum of EUR 1 billion.
- Until December 31, 2002, KPN could not make further borrowings under the subordinated loan facility, unless it did so for the purposes of repaying BellSouth's shareholder loans if BellSouth exercised its exchange right, or unless all obligations relating to BellSouth's shareholder loans had been repaid.

Exercise of exchange right

On January 30, 2002, KPN and KPN Mobile reached an agreement with BellSouth on the exchange of BellSouth's 22.51% stake in E-Plus for 234.7 million of KPN's newly issued ordinary shares. This exchange agreement records and regulates the exercise of BellSouth's right. After the transaction, BellSouth owns 9.42% of KPN's outstanding shares. The transaction was completed on March 13, 2002. As part of the transaction, BellSouth has surrendered its existing warrant on KPN shares, BellSouth no longer has any rights in respect of KPN Mobile and E-Plus, other than as a shareholder in KPN, and its contingent rights pertaining to KPNQwest.

As a result, KPN has full control of E-Plus. In connection with BellSouth's exercise of its exchange right, KPN agreed to assume approximately EUR 2.15 billion (100% share) of E-Plus' shareholder loans from BellSouth by borrowing under the adjusted USD 3.0 billion subordinated loan facility between BellSouth and KPN. This borrowing carries interest of EURIBOR +1.75%. The final maturity date of the loan is March 1, 2004 and will be repaid in 2002 (EUR 516 million), 2003 (EUR 500 million) and 2004 (EUR 1,138 million). No additional borrowings can be made under this subordinated loan facility. Contemporaneously with signing the exchange agreement on January 30, 2002, KPN repaid EUR 483 million that was outstanding under the original loan facility.

The share price prevailing at the date of closing of the transaction was EUR 5.34 per share, leading to a total value of EUR 1,253 million for the 234.7 million shares delivered.

As the transaction was completed before financial statements were finalized, the exchange transaction with BellSouth had the following effects on KPN's financial statements for the year ended December 31, 2001:

- An amount of EUR 2,338 million, representing the original value of the warrant held by BellSouth, was transferred from statutory and other restricted reserves to additional paid-in capital (unrestricted equity).
- Of the exchange right, an amount of EUR 6,848 million was released to income. This amount is the difference between the estimated fair value of the exchange right of EUR 7,560 million on the date of issue, and the value of the shares issued to BellSouth amounting to EUR 1,253 million, offset by the fair value of the 22.51% interest in E-Plus which was valued at EUR 541 million.

In 2002, the transaction with BellSouth will impact KPN's financial statements as follows:

- The issue of the 234.7 million shares with a value of EUR 1,253 million will be accounted for within shareholders' equity.
- The fair value of the 22.51% interest in E-Plus amounting to EUR 541 million will be included in the balance sheet. The difference between the fair value of the 22.51% interest E-Plus of EUR 541 million and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus on March 13, 2002, will be accounted for as goodwill. The goodwill is estimated at EUR 1.3 billion.
- As from March 13, 2002, E-Plus will be fully consolidated in our financial statements. This will lead, among others, to additional debt in our consolidated net debt position of approximately EUR 903 million (based on December 31, 2001 figures).

Tax Agreement between KPN and BellSouth

On June 30, 2000, KPN, KPN Mobile and BellSouth concluded a tax agreement under which KPN indemnifies BellSouth against certain potential tax debts that might arise in connection with BellSouth's decision to exercise the option to exchange its interest in E-Plus into shares in KPN or KPN Mobile. The agreement also stipulates that, if BellSouth decides to exercise its exchange right, KPN, KPN Mobile and their respective subsidiaries and participating interests will (i) for a period of two years from BellSouth's exercise of its exchange rights, refrain from transactions relating to E-Plus that could result in an income tax liability in the US, and (ii) between the date of the exercise of the exchange right and the end of the calendar year following the fifth anniversary of the exercise date, not conduct certain other transactions relating to E-Plus that result in gains for US Income Tax purposes. KPN does not expect this tax agreement to have adverse financial consequences, as it does not expect to conduct any such transactions.

STRATEGIC ALLIANCE WITH NTT DOCOMO

KPN and KPN Mobile have concluded various agreements with NTT DoCoMo in connection with NTT DoCoMo's acquisition of 15% of the newly issued Class A shares in KPN Mobile. On July 12, 2000, the parties concluded a subscription agreement and a shareholders' agreement, whereas other additional agreements were signed when the transaction was finalized on August 2, 2000.

Acquisition of shares by NTT DoCoMo

NTT DoCoMo has acquired 176,470,589 newly issued Class A shares, which represent a 15% interest in KPN Mobile. NTT DoCoMo paid approximately EUR 4 billion for these shares. The subscription agreement between KPN, KPN Mobile and NTT DoCoMo specifies a limited number of specific issues that are subject to the approval of NTT DoCoMo. Although NTT DoCoMo has undertaken not to dispose of these shares in KPN Mobile before August 2, 2003, this restriction may be lifted under certain circumstances. NTT DoCoMo also has undertaken not to acquire any shares in KPN until August 2, 2004, nor any shares which, together with its current shareholding, would represent more than 15% of the voting rights in KPN Mobile.

Shareholders' agreement with respect to KPN Mobile

KPN has concluded a Shareholders' agreement with KPN Mobile and NTT DoCoMo with respect to their participating interests in KPN Mobile. The agreement offers NTT DoCoMo protection in its capacity as minority shareholder, including representation in the KPN Mobile Supervisory Board. Under the agreement, the shareholders have additional rights in that they are authorized to sell their shares if the holder of the majority of Class A shares sells its shareholding. The parties also have so-called top-up rights, i.e., the right to acquire more Class A shares in order to maintain their respective proportion of voting rights. In addition, the parties have granted various preferential rights on their respective shareholdings in KPN Mobile and certain subsidiaries.

ALLIANCE WITH HUTCHISON

On September 21, 2000, KPN Mobile acquired a 15% participating interest in Hutchison 3G UK Holdings Limited, a UMTS license holder in the UK, in exchange for a payment of approximately EUR 1.5 billion. NTT DoCoMo has a 20% interest in Hutchison 3G UK Holdings Limited. KPN Mobile has certain rights to management representation, as well as certain obligations to provide additional capital upon request up to a maximum of GBP 150 million. KPN Mobile and Hutchison also have certain preferential rights in respect to share transfers and top-up rights in respect to new shares. In addition, KPN Mobile has a number of additional rights if Hutchison intends to transfer the shares.

ALLIANCE WITH QWEST

In April 1999, KPN and Qwest established the joint venture KPNQwest. Through KPNQwest, KPN provides Data/IP services outside the Benelux region. KPNQwest conducted a public offering in November 1999. KPN's share in KPNQwest at January 1, 2001 amounted to 44.3%, with another 44.3% owned by Qwest and the remaining 11.4% owned by the public.

In November 2001, KPN sold 10% of its interest, or 20,000,000 shares, in KPNQwest to Qwest. Additionally, Qwest has the option to buy KPN's remaining interest in KPNQwest in March 2002. Qwest has not to date exercised this option. As at December 31, 2001, KPN holds 39.9% in KPNQwest.

KPN has committed to purchase from KPNQwest certain indefeasible rights of use in international telecommunications capacity on transatlantic routes and on routes between Europe and the Middle East, for a total amount of at least EUR 133 million, of which EUR 100 million remains outstanding as of December 31, 2001. The capacity is to be acquired between October 18, 2001 and December 31, 2002 at a fair market price.

COMMITMENTS AND CONTINGENCIES

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Commitments by virtue of:		
• capital expenditure commitments	78	427
• rental and lease contracts	1,585	1,485
• guarantees	314	251
• purchasing commitments	2,093	872
• other commitments	40	71
Total	**4,110**	**3,106**

Of these commitments, EUR 1,041 million are of a short-term nature (2000: EUR 1,388 million).

CAPITAL EXPENDITURE COMMITMENTS

These commitments mainly relate to commitments to property, plant and equipment.

RENTAL AND LEASE CONTRACTS

In 2001, the costs of operating leases (including rental charges) totaled EUR 163 million (2000: EUR 146 million).

OPERATING LEASE AND RENTAL INSTALLMENTS

AMOUNTS IN MILLIONS OF EURO	
Payable in fiscal year:	
2002	390
2003	308
2004	255
2005	154
2006	110
And subsequent years	368
Total	**1,585**

These operating lease and rental commitments mainly relate to buildings and fixed assets.

GUARANTEES

Within the scope of the sale of participating interests, KPN stands surety for any obligations towards the buyers of these participating interests for an amount of EUR 124 million.

PURCHASING COMMITMENTS

As part of the sale of KPN's datacenter activities to Atos Origin, KPN has guaranteed a level of revenues to Atos Origin. The guarantee provides for a specified annual level of revenues through 2007, which declines each year and requires KPN to make up for a specified portion of the shortfall in any year. The total level of commitments amounts to EUR 1,136 million. Atos Origin will manage the datacenter activities transferred to it for a minimum period of six years.

KPN has committed to purchase from KPNQwest certain indefeasible rights of use in capacity, for a total amount of at least EUR 133 million, of which EUR 100 million was outstanding as of December 31, 2001. The capacity is to be acquired between October 18, 2001 and December 31, 2002 at a fair market price.

CONTINGENT LIABILITIES

KPN's commitments relating to any further investments in Hutchison are capped at GBP 150 million.

For details on the commitments and contingent liabilities following from our strategic alliances, please consult 'KPN's Important Alliances And Their Effects' above.

LEGAL PROCEEDINGS

KPN is involved in several legal proceedings relating to its normal operations. KPN does not expect these proceedings to result in liabilities that will have a material effect on its financial position.

On July 10, 2001 a writ of summons was served upon KPN by one of KPN's shareholders, the Foundation for the Research of Business Information (Stichting Onderzoek Bedrijfsinformatie ('SOBI')). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of KPN's annual financial statements for 2000 because it believes that our accounting was incorrect with respect to our transactions with NTT DoCoMo in which NTT DoCoMo acquired 15% of KPN Mobile, the transactions with BellSouth in which KPN Mobile acquired a 77.49% stake in E-Plus and the valuation of goodwill and the UMTS licenses acquired by KPN Mobile.

On October 18, 2001 KPN filed its statement of defense in which KPN stated that, in its opinion the 2000 annual financial statements were prepared in compliance with all legal and accounting requirements. A judgment by the Enterprise Chamber is expected in the summer of 2002. This judgment will be subject to appeal before the Supreme Court of The Netherlands. While KPN does not believe that there is any merit to SOBI's claim, a judgment in SOBI's favor may lead to other claims or consequences that could harm KPN's results and financial condition.

Fair market value of financial instruments

AMOUNTS IN MILLIONS OF EURO	Book value 12-31-2001	Fair market value 12-31-2001	Book value 12-31-2000	Fair market value 12-31-2000
Marketable securities and other financial interests	25	25	1,267	1,267
Interest bearing current liabilities	6,338	6,365	5,508	5,508
Exchange right	712	659	7,560	2,035
Interest bearing long-term liabilities	16,747	16,014	20,045	19,374
Total	**23,822**	**23,063**	**34,380**	**28,184**

The book values of the financial instruments not referred to in this table do not materially differ from their fair market values. Current liabilities include short-term debts to banks and short-term loans contracted from institutions other than banks. The fair market value of the exchange right as of December 31, 2001 was set at the value of the shares KPN issued upon conversion, less the value of the interest acquired by KPN in exchange. The fair market value of the issued shares is based on the share price of KPN at the date of issue and the fair market value of the interest acquired is based on the expected future discounted cash flow of E-Plus. The fair market value of the interest bearing long-term liabilities is estimated by calculating the net present value of the loans based on an estimated yield curve appropriate to the terms of the contracts in effect at the end of the year. The estimated yield curve is the interpolated zero coupon yield curve of the German government bond plus the market credit spread for KPN.

FORWARD EXCHANGE CONTRACTS

For a number of receivables and payables denominated in foreign currencies forward exchange contracts were concluded. On December 31, 2001, 99% of the forward exchange contracts related to 2002. The terms to maturity of the other contracts are longer.

AMOUNTS IN MILLIONS OF EURO	Contract volume 2001	Estimated market value 2001	Contract volume 2000	Estimated market value 2000
Forward exchange contracts				
Term shorter than 1 year	472	1	328	–4
Term longer than 1 year	-	-	2	-
Total	**472**	**1**	**330**	**–4**
Interest rate swaps				
Term shorter than 1 year	1,000	–38	-	-
Term longer than 1 year	1,085	–28	1,590	–1
Total	**2,085**	**–66**	**1,590**	**–1**
Foreign exchange swaps				
Term shorter than 1 year	-	-	2,206	3
Term longer than 1 year	4,289	–183	4,009	–287
Total	**4,289**	**–183**	**6,215**	**–284**

The estimated market value represents the amount payable or receivable in exchange for termination of the contracts as of balance sheet date without any further obligations. The credit risk is minimized by a strict policy as to the choice of potential opposite parties. Pursuant to that policy, KPN set strict limits for maximum positions and investment periods. Separate limits were set for counter parties with certain credit ratings, for Dutch government institutions and for a number of well-known Dutch institutions. KPN updates these limits on a regular basis.

General principles

The cash flow statement was prepared according to the indirect method. Cash flows denominated in currencies other than the euro were translated at average exchange rates. Income and expense relating to interest and tax on profits are included in the cash flow from operating activities. The cost of newly acquired group companies and participating interests, insofar as paid for in cash, is included in the cash flow from investing activities. Cash flows resulting from group companies acquired or disposed of are disclosed separately.

The cash flows for the years 2000 and 1999 have been restated. In the years 2000 and 1999 the minority interest was part of the investing activities. This has been restated as an adjustment on the net cash flow from operating activities, with an effect of EUR 132 million in 2000 and an effect of EUR 4 million in 1999.

[31] Net cash flow from operating activities: EUR 2,565 million (2000: EUR 2,126 million; 1999: EUR 2,451 million)

In 2001, the cash flow from operating activities increased by EUR 439 million compared with 2000 due to a EUR 242 million improved cash flow from operating activities before changes in working capital and EUR 197 million as a result of changes in working capital.

In 2001, net cash flow from operations before changes in working capital improved by 13.3% to EUR 2,066 million (2000: EUR 1,824 million). The increase in net cash flow from operations before changes in working capital reflects the increase in operating revenues excluding the effects of exceptional items by 10.8%, the slightly declined margin, the increased financial expenses and the lower taxation charge.

The changes in working capital improved from EUR 302 million in 2000 to EUR 499 million in 2001. This improvement is mainly caused by accounts receivables. Changes in working capital have been negatively effected by taxes.

In 2000, the cash flow from operating activities decreased by EUR 325 million compared with 1999 due to an increase in working capital of EUR 166 million and a EUR 491 million decrease in net cash flow from operating activities before changes in working capital.

The operating result of 2000 has been adjusted for the gain resulted from the effect of NTT DoCoMo's 15% stake in KPN Mobile of EUR 2,312 million. This gain was the result of a cash inflow of EUR 4 billion and a change in the minority interest of EUR 1.7 billion.

Net cash flow from operating activities before changes in working capital in 2000 was lower than that in 1999 due to the positive effect of rising sales and improved operating profit and the negative effects of the financial charges and the increased tax charge immediately payable. The increase in working capital were caused by timing differences between payments and receipts of taxes and interest charges and by the positive effects of pre-paid services, such as co-location and the sale of pre-paid packages at in the Mobile Communications segment.

[32] Net cash flow from investing activities: EUR –1,664 million

(2000: EUR –22,849 million; 1999: EUR –2,654 million)

IN MILLIONS OF EURO	2001
Capital expenditures	–2,949
Acquisition remaining 50% stake KPN Orange	–735
Acquisition UMTS license in Belgium	–150
Sale of eircom	632
Sale of Eircell	572
Sale of Telkomsel	668
Sale of KPN Datacenter	163
Sale of lease activities	161
Sale of KPNQwest	102
Other	–128
Net cash outflow	**–1,664**

In 1999 we terminated our strategic participation in eircom. As a consequence eircom was no longer recognized as a participating interest but as 'marketable securities and other financial interests'. The purchase of eircom was recorded as a cash outflow from investing activities. As a consequence the sale of eircom (and its split off mobile activities Eircell) has also been recorded as a cash inflow from investing activities. Other changes in 'other marketable securities and other financial interests' are recorded within the cash flow from operating activities.

The main cash flows during 2000 from investing activities concerned the acquisition of E-Plus (EUR 9.2 billion, including additional expenses), the acquisition of UMTS licenses in The Netherlands (EUR 711 million) and Germany (EUR 6.5 billion), the acquisition of a 15% stake in Hutchison 3G UK, a participating interest which acquired indirectly a UMTS license in the UK (EUR 1.5 billion), the additional payment on the eircom shares (about EUR 900 million) and the additions to property, plant and equipment (EUR 3,847 million).

The option granted to BellSouth to exchange its remaining interest in E-Plus into shares KPN or KPN Mobile and the issued warrant did not result in cash flows and are therefore excluded from the cash flow from investing activities.

In 1999 the additions to property, plant and equipment amounted to EUR 2,524 million.

[33] Net cash flow from financing activities: EUR 2,947 million
(2000: EUR 21,495 million; 1999: EUR 2,350 million)

AMOUNTS IN BILLIONS OF EURO	2001
Issue of new KPN shares	4.8
Eurobond	2.3
New Project financing E-Plus	1.5
Repayment Project financing E-Plus	−1.2
Floating-rate Notes	−2.2
Repayment Private loans in Japan	−2.2
Repayment loan KPN Orange	−0.2
Other	0.1
Net cash inflow	**2.9**

NET CASH FLOW FROM FINANCING ACTIVITIES

AMOUNTS IN BILLIONS OF EURO	2000
Floating/Fixed-rate Notes	7.0
Private loans in Japan	2.2
Participation by NTT DoCoMo in KPN Mobile	4.0
Global Bond	5.0
Issue of new KPN shares	4.0
Subordinated convertible bond	1.5
Dividend	−0.3
Loans receivable	−2.0
Other	0.1
Total	**21.5**

The participation by NTT DoCoMo led to a gain for KPN and to increased equity of KPN Mobile. Loans receivable reflects 22.51% of shareholders loans from KPN to E-Plus.

Notes to the Statement of Changes in Shareholders' Equity

All shares, options and exercise prices have been restated for the effect of the two-for-one share split of June 2000.

[34] Subscribed capital stock: EUR 541 million (2000: EUR 289 million)

The authorized capital stock amounts to EUR 2,400,000,000 and is divided as follows:

- 4,000,000,000 ordinary shares;
- 1 (one) special share;
- 2,499,999,998 Class A preferred shares; and
- 3,500,000,000 Class B preferred shares.

The ordinary and preferred shares have a par value of EUR 0.24 each; the special share has a par value of EUR 0.48. The ordinary shares are payable to bearer or are registered, at the holder's request. The special share and the preferred shares are registered.

The subscribed capital stock amounted to EUR 541 million as of December 31, 2001 and consisted of the special share with a par value of EUR 0.48 and 2,254,147,805 ordinary shares with a par value of EUR 0.24. The State holds the special share and owned 34.69% (2000: 34.69%) of the ordinary shares as of December 31, 2001. Under Dutch law, shareholders must notify the company and the Securities Transactions Supervisory Board of the Netherlands immediately if their holding and/or their voting rights in the company should reach, exceed or fall below 5%, 10%, 25%, 50% or 66⅔%. In 2001, KPN received no such notification (2000: no notification; 1999: no notification).

STICHTING WERKNEMERSAANDELEN KPN-TPG

Due to the demerger between KPN and TPG N.V., the management share options and the convertible bonds outstanding at the time of the demerger entitle the holders to both a share in KPN and a share in TPG. As these entitlements were awarded before the demerger, it is impossible to exercise such options or convert a convertible bond into KPN or TPG shares only. This procedure is in accordance with the listing rules and regulations of Euronext relating to publicly traded options.

KPN and TPG have taken the necessary measures to ensure that the shares are available when the options and the convertible bonds are exercised or converted, respectively. As part of these measures, *Stichting Werknemersaandelen KPN/TPG* was founded on May 29, 1998. All commitments relating to the outstanding options and convertible bonds were covered before the time of the demerger, by means of the purchase and issue of shares. All shares are held by *Stichting Werknemersaandelen KPN/TPG*, until all 'old' options and convertible bonds have been exercised or converted, respectively. KPN granted *Stichting Werknemersaandelen KPN/TPG* a loan of EUR 31 million (2000: EUR 31 million) in order to finance the share purchase.

Pursuant to agreements made with TPG regarding the management of Stichting Werknemersaandelen KPN/TPG and its temporary nature, Stichting Werknemersaandelen KPN/TPG is not included in KPN's consolidated figures.

TREASURY SHARES

On June 3, 1994, Royal PTT Nederland acquired treasury shares at a price of EUR 11.29 each for an employee share option plan (convertible bonds) and a management share option plan.

In light of the demerger, an additional 1,553,620 shares were purchased in 1998 for both plans, at a price of EUR 25.49, and 2,100,000 shares were issued. These shares are held by *Stichting Werknemersaandelen KPN/TPG*.

TREASURY SHARES

NUMBER OF SHARES	For convertible staff Bond	For management share option plan	Total
Balance at year-end 1996	**3,818,194**	**1,762,820**	**5,581,014**
Converted in 1997	1,986,790	568,350	2,555,140
Balance at year-end 1997	1,831,404	1,194,470	3,025,874
Purchased in 1998	-	1,553,620	1,553,620
Issued in 1998	1,720,820	379,180	2,100,000
Converted in 1998	3,047,150	606,690	3,653,840
Balance at year-end 1998	505,074	2,520,580	3,025,654
Reclassifications	13,344	−13,344	-
Converted in 1999	518,418	419,308	937,726
Balance at year-end 1999	-	2,087,928	2,087,928
Converted in 2000	-	393,002	393,002
Balance at year-end 2000	-	1,694,926	1,694,926
Converted in 2001	-	196,840	196,840
Received stock dividend	-	35,799	35,799
Balance at year-end 2001	**-**	**1,533,885**	**1,533,885**

STICHTING WERKNEMERSOPTIES KPN

The options we granted to our management and our employees as from 1998 are partially covered by the Foundation for KPN Employee Options *(Stichting Werknemersopties KPN)* that acquired 20 million of our shares in our share offering in December 2001. We have provided a loan to this Foundation to finance the purchase of these shares for the amount of EUR 98 million. The *Stichting Werknemersopties KPN* is fully consolidated. The amount of EUR 98 million is deducted from the other reserves. We may use these shares to cover our liabilities under the convertible subordinated notes we issued in November 2000 as well. In the event that over 20 million options or convertible subordinated notes are exercised, we anticipate providing for shares through the issuance of new shares or the purchase of shares in the market.

EMPLOYEE SHARE OPTION PLAN

The number of employee share options outstanding as of December 31, 2001, as well as the exercise price in euro, are shown in the following table:

EMPLOYEE SHARE OPTION PLAN

Issue date	12-10-2001	05-03-2001	04-28-2000	01-04-1999
Number of options	14,715,350	3,741,750	2,908,224	2,834,200
Expiry date	12-10-2006	05-03-2006	04-28-2005	01-04-2004
Exercise price	5.61	14.71	57.43	21.25

MANAGEMENT SHARE OPTION PLAN

In 1994, a share option plan was introduced for senior managers. The plan provides for the issue of a maximum of two million share options. In 1997, a second option plan was introduced, which provides for the issue of a maximum of 4.4 million options, which can be exercised within 5 years. A third plan, implemented in 2000, provides for the issue of a maximum of 5.4 million share options or share appreciation rights (SARs). Upon exercise of the option, the SAR lapses and vice versa. The options allocated can immediately be exercised, the SARs after a three-year period. Both lapse after a five-year period. The exercise price of a share option under the third option plan is 125.1% of the market value of a share on the date it was issued. The exercise price of an SAR is equal to the market value of a share on the date the SAR was issued.

On May 3, 2001 we granted 2,268,700 both out-of-the-money ('OTM') share options, and at-the-money ('ATM') share options combination. Each option gives the right to one ordinary share per option. Upon exercise of the OTM share option, the ATM share option will lapse and vice versa. The OTM share options are directly exercisable at the date of grant and expire five years after the date of grant. The ATM share options become exercisable three years after the date of grant and expire five years after the date of grant.

On September 13, 2001 we granted 1,567,398 options to Mr. Scheepbouwer. These options become exercisable after three years and expire after five years.

In connection with our new social plan and upon acceptance of a salary reduction, we granted 3,175,000 options on December 10, 2001 to the members of our Board of Management, excluding Mr. Scheepbouwer, and to approximately 130 key managers of our senior management team. These options are exercisable immediately, but the profits, if any, from any exercise prior to the third anniversary of the issue date will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals provided that these individuals remain employed by us. The expiry date for these options is five years from the date of issue.

On December 10, 2001 we granted 1,191,190 options, in connection with our new social plan and upon acceptance of a salary reduction or no increase in overall salary in 2002 and 2003, to the rest of our senior management as well. These options are exercisable, assuming that these individuals remain employed by us, commencing three years after the date of issue and will expire five years from the date of issue.

OPTIONS ISSUED IN 1998 AND PRECEDING YEARS 1)

The number of outstanding management options as of December 31, 2001 can be broken down as follows:

	Issued	Balance on 12-31-2001	Balance on 12-31-2000	Balance on 12-31-1999	Exercise price in euro	Exercise period up to and incl.
Issue date						
3-31-1995	282,080	-	-	27,380	12.37	3-30-2000
5-10-1996	520,420	-	109,780	136,360	14.50	5-9-2001
5-7-1997	1,259,620	450,360	517,100	668,980	15.43	5-6-2002
4-14-1998	1,553,620	1,127,520	1,181,860	1,287,040	22.78	4-13-2003

1) Exercising two options entitles the holders to two KPN shares and one TPG share.

OPTIONS ISSUED IN 1999, 2000 AND 2001

The number of outstanding management options as of December 31, 2001 can be broken down as follows:

	Issued	Balance on 12-31-2001	Balance on 12-31-2000	Balance on 12-31-1999	Exercise price in euro	Exercise period up to and incl.
Issue date						
1-8-1999	36,000	26,000	30,000	36,000	24.78	1-7-2004
5-3-1999	1,427,840	1,145,100	1,240,140	1,326,840	19.90	5-2-2004
4-28-2000	1,685,550	1,473,750	1,582,500	-	71.84	4-27-2005
					(SAR) 57.43	
5-03-2001	2,268,700	2,100,750	-	-	(OTM) 18.40	5-2-2006
					(ATM) 14.71	
9-13-2001	1,567,398	1,567,398	-	-	3.99	9-12-2006
12-10-2001	3,175,000	3,175,000	-	-	7.02	12-09-2006
12-10-2001	1,191,190	1,191,190	-	-	5.61	12-09-2006

BONUS SHARES

On January 18, 2002, 2,149,071 ordinary shares have been granted in consideration of the bonus share settlement as mentioned in the offering of November 2000.

[35] Additional paid-in capital: EUR 15,039 million (2000: EUR 8,111 million)

The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 13,854 million (2000: EUR 6,767 million). As at December 31, 2001, an amount of EUR 2,338 million, relating to the warrant surrendered by BellSouth has been classified as additional paid-in-capital.

[36] Statutory and other restricted reserves: EUR 601 million (2000: EUR 3,187 million)

In 2001 this reserve related to net-profit from participating interest, which cannot be distributed immediately.

The change of EUR 248 million in our statutory and other restricted reserves represents the change in retained earnings from participating interests.

In 2000 this reserve mainly related to the warrant granted to BellSouth. The remaining part of this reserve related to net-profit from participating interests, which cannot be distributed immediately.

INTRODUCTION

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States of America (US GAAP). The differences affecting KPN have been summarized below.

EMPLOYEE AND REORGANIZATION PROVISIONS

Under Dutch GAAP, reorganization provisions must be formed in relation to expected costs of planned reorganizations, such as the cost of staff redundancies based on a management resolution to restructure group divisions. Under US GAAP, the specific criteria relating to the approval, timing, reliable estimates and nature of the costs that must be met in order to warrant the forming of a provision for liabilities and costs associated with a reorganization are more stringent than under Dutch GAAP.

Under Dutch GAAP, at the end of 2001, KPN management approved a reorganization plan in order to reduce their workforce. This resulted in the reduction of approximately 2,300 voluntary redundancies and 2,900 forced redundancies. Under Dutch GAAP, a provision for restructuring and redundancy amounted to EUR 726 million, offset by a EUR 50 million release from the provision for early retirement. EUR 491 million is accounted for under pension provisions in the consolidated balance sheet. The remaining EUR 235 million is recorded under the reorganization provision in the consolidated balance sheet. Under US GAAP, KPN can record a reorganization provision regarding redundancy only upon communicating the benefit arrangement to employees involved prior to the balance sheet date, and additional reorganization costs can be provided for only in the period in which the reliable estimates are known if the costs have been specifically identified in the reorganization plan. As a result, the provision under US GAAP is EUR 222 million lower than that under Dutch GAAP at December 31, 2001.

In 1998, KPN formed a provision under Dutch GAAP, which was subsequently increased in 1999, to bring its employment terms and conditions in conformity with the market. Under US GAAP, KPN is required to allocate these expenses to the period in which the employees performed the work. Under Dutch GAAP, KPN formed a provision for expenses related to the implementation of automation projects (under the reorganization provision). Under US GAAP, KPN must recognize these costs in the period in which the expenses are incurred. The balance of this provision at December 31, 2001 was nil (2000: EUR 62 million) under Dutch GAAP.

Under Dutch GAAP, KPN formed a provision in 1998 for payments to employees whose contracts with KPN have been terminated (post-employment benefits). Under US GAAP, KPN must form a provision for the contractual constituent of these benefits by virtue of SFAS No. 112, 'Employer's Accounting for Postemployment Benefits'. Other costs must be recognized in the period in which they are incurred. The balance of this provision was nil at December 31, 2001 (2000: nil) under Dutch GAAP.

Under Dutch GAAP, KPN formed a provision for education and training of staff. Under US GAAP, KPN must allocate these expenses to the period in which the employees perform the work. The balance of this provision was nil at December 31, 2001 (2000: nil) under Dutch GAAP.

Under Dutch GAAP, KPN formed a provision for relocation costs (under the reorganization provision). Under US GAAP, KPN must recognize these costs in the period in which the expenses are incurred. The balance of this provision was nil at December 31, 2001 (2000: nil) under Dutch GAAP.

CAPITALIZATION OF INTEREST EXPENSE ON WORK IN PROCESS

Untill 1999, KPN recognized interest expense attributable to property, plant and equipment produced in-house directly to the statement of income. Under US GAAP, interest incurred on assets produced in-house is capitalized under fixed assets and written off over the useful lives of the assets concerned. As Dutch GAAP also allows capitalization of interest on asset produced in house KPN alligned its accounting principles with US GAAP. Because KPN accounted for the effect of the change in accounting policies as a change in the 2000 opening balance sheet, there were still departures from US GAAP in 1999.

CAPITALIZATION OF UMTS INTEREST EXPENSE

Under Dutch GAAP, KPN directly charges UMTS license-related interest against profit until the time that it actually provides services based on the licenses acquired (and after). KPN qualifies intangible fixed assets as different assets compared to tangible fixed assets. Under US GAAP, interest for the financing of licenses during the period that the rights under the license have not yet been invoked is capitalized. US GAAP assumes that the license is considered an inextractable part of the network used to provide the actual services.

PENSION CHARGES

KPN pays monthly pension contributions to *Stichting Pensioenfonds KPN* and to *Stichting Ondernemingspensioenfonds KPN*. These two funds cover the pension commitments to all KPN employees. The level of the monthly contributions is set according to Dutch guidelines. In addition, certain pension provisions of KPN are recorded in the balance sheet, such as pre-pension provisions. These provisions are based on actuarial assumptions and certain methods customary in the Netherlands.

Under US GAAP (SFAS No. 87, 'Employers' Accounting for Pensions'), pension charges and related liabilities are based on a specific methodology that reflects the concept of accrual accounting, whereby certain amounts are systematically incorporated into the statement of income during the employees' periods of service. Amounts recognized as expenses are typically different from amounts paid. The regulations for calculating the expense in the statement of income are more comprehensive and more detailed than in The Netherlands, particularly with regard to the underlying actuarial assumptions. For US GAAP purposes, KPN applies SFAS No. 87 and SFAS No.132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits'.

In 2001, KPN released existing pension provisions due to the termination of certain employees in conjunction with the reorganization plan outlined above. Under Dutch GAAP, the curtailment gain was recognized simultaneously with the recognition of the reorganization provision, based on amounts that became estimable in 2002. Under US GAAP, the curtailment gain was deferred until realized in accordance with SFAS No. 88, 'Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits'. The difference reflects the timing of the recognition of the curtailment gain.

SELF-INSURANCE

Under Dutch GAAP, KPN recognized a provision for self-insurance which, up to and including 1999, was allocated as a multiple of the total uninsured risk. The annual addition to this provision could not exceed the portion of the insurance premium that would have been paid had the risk been insured. Dutch guidelines issued in 2000 disallow new formations of this provision. Provisions already existing must be reduced to nil within 5 years from the issuance of such Dutch guidelines. Such provisions are not allowed under US GAAP. Under Dutch GAAP, the balance of this provision was nil at December 31, 2001 (2000: EUR 31 million).

CAPITALIZED SOFTWARE/SOFTWARE PRODUCED IN-HOUSE

Under Dutch GAAP, KPN capitalizes costs incurred for software purchased and software produced in-house. Untill 1998 capitalization under US GAAP was not allowed. The difference that currently exists relates to the period before 1998.

STICHTING WERKNEMERSAANDELEN KPN/TPG

Under Dutch GAAP, *Stichting Werknemersaandelen KPN/TPG* has not been consolidated, due to its temporary nature and its legal structure. US GAAP would require consolidation of this Stichting.

CONSOLIDATION OF VISION NETWORKS HOLDINGS B.V.

Under Dutch GAAP, Vision Networks Holdings B.V. is stated at cost (EUR 18,151). Deconsolidation is not allowed under US GAAP.

INVESTMENT GRANTS TO REPLACE WIR ALLOWANCES

In 1998, KPN decided to no longer recognize the deferred investment grants in the consolidated balance sheet, which led to an extraordinary income of EUR 86 million. US GAAP stipulates that these grants be added to income according to the original schedule. Accordingly, the amount remaining in the consolidated balance sheet under US GAAP was EUR 46 million at December 31, 2001 (2000: EUR 54 million).

MINORITY PARTICIPATING INTERESTS

Within the framework of the financial settlement of Unisource in 1999, KPN formed a provision of EUR 95 million for expected future losses incurred by AUCS and guarantee commitments, as well as directly recognizing reimbursements received under profit. This provision cannot be formed under US GAAP and must periodically recognized under profit. In 2001, the effect on the income statement was EUR 83 million (2000: EUR 83 million; 1999: EUR 95 million).

Under Dutch GAAP, KPN's 17.70% interest in Infonet is carried at net asset value. Under US GAAP (SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities'), Infonet represents an available-for-sale marketable security, which must be carried at market value, with changes in the unrealized gains and losses recorded as part of other comprehensive income. Additionally, under US GAAP, other than temporary declines in market value from the original cost of the Infonet investment are charged to the consolidated statement of income in the period in which the loss occurs. In determining whether an other than temporary decline in the market value has occurred, KPN considers the duration that and extent to which market value is below original cost. In 2001, KPN recognized an other than temporary decline of EUR 124 million under US GAAP on the investment in Infonet. Under Dutch GAAP, a EUR 7 million impairment was recorded on the goodwill on the investment.

In relation to the public offering of eircom and KPN's announced intent to sell its interest in the company, under Dutch GAAP, KPN no longer had significant influence in this company. As a result, in 1999, KPN received insufficient information concerning the assets and liabilities as from the fourth quarter of the year. As a consequence of this decision to sell, KPN's interest in eircom was no longer considered as a participating interest, but as a current other financial interest. Under Dutch GAAP, from the time the intent to sell was announced, eircom was valued at the lower of historical cost (considered to be the net asset value on September 30, 1999 plus the book value of the goodwill) or the market value. Under US GAAP, eircom continued to be valued at net asset value based on public information. In 2001 KPN sold its share in eircom. Under Dutch GAAP, KPN's investment in eircom was EUR 118 million higher than the investment under US GAAP at the date of sale. Consequently, the gain on the sale of the investment was EUR 118 million higher under US GAAP.

INTANGIBLE FIXED ASSETS

According to US GAAP, KPN has to recognize a number of intangible fixed assets related to business acquisitions (the most significant of which are the brand name and client relationships of E-Plus) which are not distinguished under Dutch GAAP. The effect of this is that, under US GAAP, the other intangible fixed assets are higher and the goodwill lower. Because the average useful life of the other intangibles differs from the amortization period with respect to the goodwill, a discrepancy is created in the amortization expense.

Under Dutch GAAP, KPN eastablished an accrual associated with the loss of the Orange brand-name for its subsidiary, KPN Orange, as part of the purchase price allocation on the acquisition of the remaining 50% interest in KPN Orange. These costs included those to remove the Orange brand name and to re-brand KPN Orange as BASE. KPN does not recognize the liability to re-brand KPN Orange as part of the purchase price allocation under US GAAP. This results in a higher recorded value of goodwill and future amortization under Dutch GAAP. Under US GAAP, the rebranding costs will be expensed as incurred. The effect of this difference on profit after taxes for the year ended December 31, 2001 is not significant.

Additionally, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Under Dutch GAAP, if the total of the expected future discounted cash flows is less than the carrying amount of the asset, an impairment is recognized for the difference. Under US GAAP, an impairment is recognized if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset. Such impairment under US GAAP would be recognized as the difference between the fair value and carrying value of the asset. The impairment charges recorded under Dutch GAAP on the goodwill on our investments in E-Plus and Hutchison UK are not recognized under US GAAP, as the estimated future undiscounted cash flows exceeded the carrying value of such goodwill. Starting in 2002, goodwill is required to be valued pursuant to SFAS No. 142 under US GAAP. KPN expects to recognize a substantial impairment charge upon the adoption of SFAS No. 142.

EXCHANGE RIGHT

Under both Dutch and US GAAP, the exchange right granted to BellSouth represents a financial instrument recorded at fair market value on acquisition date of EUR 7,560 million. Under Dutch GAAP, the value is fixed on the date of acquisition (February 24, 2000). US GAAP treats the exchange right as a financial instrument valued at fair market value at balance sheet date (marked to market). The changes in the fair market value of this instrument are recognized in the statement of income as financial income and expense.

On March 13, 2002, BellSouth exercised its exchange right on KPN shares. Under Dutch GAAP, the exchange right as at December 31, 2001 was valued at fair value at the date of the exchange of EUR 712 million, with the difference between the fair value at the date of issue and the fair value at the date of exchange accounted for as financial income in the statement of income. Under US GAAP, the exchange right as at December 31, 2001 was valued at the actual fair value at such date. The fair value of the exchange right was EUR 659 million at December 31, 2001 (2000: EUR 2,035 million)

CUMULATIVE EFFECT OF APPLICATION OF SAB 101 TO JANUARY 1, 2000

In 2000, in conjunction with its adoption of SEC Staff Accounting Bulletin No. 101, 'Revenue Recognition in Financial Statements' ('SAB 101'), KPN changed its method of accounting for non-refundable connection fees and other initial fees, as well as the related direct costs, effective October 1, 2000, with retroactive effect to January 1, 2000. Under the new accounting method, non-refundable connection fees and other initial fees and the related direct costs are deferred and recognized over the expected customer relationship period. Prior to the adoption of SAB 101, such fees were recognized immediately. The cumulative effect of this change in accounting principles for periods prior to January 1, 2000, amounted to EUR 157 million (net of income taxes of EUR 84 million), or EUR 0.16 per ordinary share and per ADS and EUR 0.14 per ordinary share and per ADS on a fully diluted basis. The amount of non-refundable connection fees and other initial fees deferred via the cumulative effect of this change being 'recycled' through net sales during the year ended December 31, 2001 is EUR 78 million (2000: EUR 130 million), while the amount of related direct costs being recycled through operating expenses for the year ended December 31, 2001 is EUR 39 million (2000: EUR 70 million).

Assuming the new method of revenue recognition were applied retroactively, pro forma net income for 1999 would have amounted to EUR 729 million and pro forma net income per ordinary share and per ADS would have amounted to EUR 0.76 on both a non-diluted and fully-diluted basis.

REVENUE RECOGNITION

KPN derives its revenues from all lines of business from airtime usage fees, subscription fees, non-refundable connection fees and other initial fees, and consulting and other fees.

Airtime usage fees are charged at an agreed price for a fixed duration of time or capacity, and are recognized as revenue under both Dutch GAAP and US GAAP based upon usage of KPN's network and facilities.

Subscription fees generally consist of periodic charges and are recognized as revenue under Dutch GAAP and US GAAP over the associated subscription period. Non-refundable connection fees and other initial fees are generally charged at the outset of a service contract and are recognized under Dutch GAAP upon connecting the customer to the network. Under US GAAP non-refundable connection fees and other initial fees must be deferred and recognized over the estimated customer relationship period. We also defer the associated direct expenses over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues.

Under both Dutch GAAP and US GAAP, consulting and other fees are recognized as revenue as services are rendered.

Under Dutch GAAP, amounts received for certain contracts and reimbursements and costs directly related thereto are directly taken to profits or losses. Under US GAAP, the relevant amounts are recognized based on the expected contract terms or useful lives of the related assets.

As of December 31, 2001 cumulative revenues amounting to EUR 628 million (2000: EUR 757 million) and cumulative direct costs amounting to EUR 326 million (2000: EUR 507 million) have not yet been recognized under US GAAP which causes a lower equity under US GAAP of EUR 302 million as of December 31, 2001 (2000: EUR 250 million). For the year ended December 31, 2001, under US GAAP, net sales are EUR 77 million (2000: EUR 62 million) lower and related direct costs are EUR 25 million (2000: EUR 53 million) lower compared to Dutch GAAP.

MINORITY INTERESTS

As a result of the differences between US and Dutch GAAP outlined above, there is a difference in equity of participating interests and, in cases where third parties participate, in the minority interest. In 2001 and 2000, this primarily concerns KPN Mobile as a result of NTT DoCoMo's 15% interest in this company. At December 31, 2001, KPN Mobile was at a negative equity position primarily as a result of the impairment recognition on goodwill under Dutch GAAP.
As such, no asset for minority interest was recognized under Dutch GAAP. Under US GAAP, KPN Mobile did not recognize such impairment charges, resulting in a positive equity position at December 31, 2001. As such, minority interest is higher under US GAAP.

BOOK PROFIT NTT DOCOMO

As a result of the differences at KPN Mobile between US and Dutch GAAP outlined above, there is a difference in equity at KPN Mobile. Consequently, the book profit generated by NTT DoCoMo's participation in KPN Mobile in 2000 was different under US GAAP.

CUMULATIVE EFFECT OF APPLICATION OF SFAS NOS. 133 AND 138 TO JANUARY 1, 2001

Effective January 1, 2001, in conjunction with the adoption of SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities' and SFAS No. 138, 'Accounting for Certain Derivative Instruments and Hedging Activities', KPN changed its method of accounting for derivative instruments under US GAAP. Under the new accounting method, derivative instruments that do not qualify as a hedge must be adjusted to fair value through the consolidated statement of income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through the consolidated statement of income, or recognized in other comprehensive income until the hedged item is recognized in the consolidated statement of income.

KPN applied hedge accounting for certain interest rate swaps prior to January 1, 2001. As KPN did not meet the new criteria for hedge accounting as prescribed by SFAS Nos. 133 and 138, changes in the fair values of derivative contracts are to be included in net income under US GAAP, together with the foreign exchange gains and losses of the underlying transactions, as a cumulative effect of a change in accounting principle. The cumulative effect on the consolidated statement of income of this change for periods prior to January 1, 2001 amounted to EUR –64 million (net of income taxes of EUR 36 million). The change in accounting principle resulted in an EUR 13 million increase to other comprehensive income.

DERIVATIVE INSTRUMENTS

Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into euros at the exchange rates at the end of the period. US GAAP requires valuation of derivatives at fair value.

Under Dutch GAAP, unrealized gains and losses on interest rate swaps used in hedged relationships are deferred until settlement or termination. Under US GAAP, these contracts are carried at fair value.

This difference leads to a EUR 96 million increase in profit before taxes under US GAAP for the year ended December 31, 2001. Shareholders' equity at December 31, 2001 is EUR 92 million higher under US GAAP on account of the differences in accounting for derivative financial instruments.

OPTION PLANS

Under Dutch GAAP, compensation charges for the issuance of share options are recorded to the extent that the market value of the common stock exceeds the exercise price on the date of grant. Under US GAAP, certain of KPN's option plans do not meet the provisions for fixed plan accounting in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees', and therefore variable accounting should be applied using the intrinsic value method. KPN has and will continue to remeasure compensation cost for the 'variable' options until the options are exercised, cancelled or forfeited. For the three years ended December 31, 2001 the total compensation expense for these options were insignificant.

OTHER DIFFERENCES

Own work capitalized

Under Dutch GAAP, capitalized staff costs, materials and capitalized interest for captive use are presented as part of total operating revenues (own work capitalized). Under US GAAP, these costs are charged against the relevant line item under operating expenses. This does not lead to any differences in profit after taxes.

Sale of operations and assets

Under Dutch GAAP, profit before taxes from the sale of operations and assets is presented as part of 'Other operating revenues', included in operating profit. Under US GAAP, such proceeds would be disclosed separately.

In 2001, an amount of EUR 521 million, related to the sale of operations and assets, was recognized as 'Other operating revenues'. This relates to the sale of Telkomsel (EUR 346 million), 10% of our share in KPNQwest (EUR 51 million), Datacenter (EUR 59 million), real estate (EUR 41 million) and other (EUR 24 million). Under US GAAP, these revenues of EUR 521 million would not be disclosed under operating revenues, but as a separate item. This does not lead to any differences in profit after taxes.

In 2000, the profit generated by the participating interest in NTT DoCoMo, the Infonet greenshoe and the public offering of SNT was recognized as 'Other operating revenues'. Under US GAAP, these revenues of EUR 2,353 million would not be disclosed under operating revenues, but as a separate item. This does not lead to any differences in profit after taxes.

In 1999, the proceeds realized on the public offerings of KPNQwest and Infonet (EUR 555 million) were recognized as 'Other operating revenues' (part of operating profit). Under US GAAP, these revenues would not be disclosed as operating profit, and instead would be disclosed separately. This does not lead to any differences in profit after taxes.

Technical equipment lease

During 2001, KPN entered into a sales leaseback transaction of certain technical equipment in use by KPN. Under Dutch GAAP, the net cash received less the payment liability assumed was recognized as other operating revenues and cash received. Under US GAAP, KPN recognizes the gross cash received and payment liabilities on the balance sheet and the net gain on the transaction is recognized as other income over the term of the lease of 16 years. This resulted in no significant impact on profit after taxes for the year ended December 31, 2001.

Interest relating to pension provisions

Interest relating to pension provisions was presented as an interest expense of EUR 18 million in 2001 (2000: EUR 18 million; 1999: EUR 18 million). Under US GAAP, such interest expense is qualified as a pension charge and presented under the operating profit. This does not lead to any differences in profit after taxes.

Proportionate consolidation of joint ventures

Under Dutch GAAP, investments in joint ventures can be consolidated proportionally. This is generally not allowed under US GAAP. However, the US Securities and Exchange Commission (the SEC) does not require adjustment in this case, provided such investments are in operating entities for which KPN has joint control over the financial operating policies with all other parties holding an interest in the respective joint venture.

Under Dutch GAAP, Pannon GSM can be consolidated proportionally because the criteria of a joint venture are met. Under US GAAP, proportional consolidation of Pannon GSM is not allowed because the strict criteria of joint control under US GAAP are not met. Under US GAAP, the joint venture must be carried at net asset value. This difference does not lead to an adjustment in profit or equity reconciliation under US GAAP, but would lead to a lower operating profit of EUR 46 million (2000: EUR 21 million; 1999: EUR 39 million), lower operating revenues of EUR 242 million (2000: EUR 159 million; 1999: EUR 139 million), lower amortization and depreciation of EUR 38 million (2000: EUR 27 million; 1999: EUR 22 million), lower fixed assets of EUR 88 million (2000: EUR 147 million), lower current assets of EUR 62 million (2000: EUR 54 million), lower long-term liabilities of EUR 113 million (2000: EUR 96 million) and lower current liabilities of EUR 37 million (2000: EUR 104 million).

Current part of provisions

Under Dutch GAAP, the portion of the provisions due to be released within one year is presented as part of the provisions. Under US GAAP, such provisions are required to be presented under current liabilities. This difference would increase the current liabilities as of December 31, 2001 by EUR 277 million (2000: EUR 121 million). This does not lead to any differences in profit after taxes or equity.

Goodwill related to participating interests

Goodwill paid following the acquisition of participating interests carried at net asset value amounted to EUR 32 million as of December 31, 2001 (2000: EUR 476 million). This goodwill is presented separately in the balance sheet. Under US GAAP, this goodwill would be presented under participating interests. This difference does not lead to any adjustment of profits or equity under US GAAP.

Consolidation of Vision Networks Holdings B.V.

The consolidation of Vision Networks Holdings B.V. under US GAAP would lead to an increase in the December 31, 2001 consolidated balance sheet in loans to participating interests by EUR 72 million (2000: EUR 89 million), an increase in other receivables by EUR 13 million (2000: nil), an increase in provisions by nil (2000: EUR 58 million) and a decrease in current liabilities by EUR 597 million (2000: EUR 635 million), mainly relating to the elimination of the loan from Vision Networks to KPN (EUR 614 million) upon consolidation.

Cash flow statement

KPN compiles its cash flow statement in accordance with Dutch GAAP, which correspond with International Accounting Standards (IAS 7). The SEC's rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

RECONCILIATION STATEMENTS

The following statements summarize the adjustments to KPN's profit after taxes and total shareholders' equity that would have to be made if the company were to report under US GAAP:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Profit after taxes under Dutch GAAP	**–7,495**	**1,874**	**828**
Adjustments for:			
• employee and reorganization provisions	160	–225	–5
• capitalization of interest expense on work in process	-	-	30
• capitalization of interest charges for UMTS licenses	555	179	-
• pension charges	61	73	–227
• curtailment gain	197	-	-
• self-insurance	–31	–5	–6
• write-down of capitalized interest charges	-	-	–22
• write-down of capitalized software/software produced in-house	3	4	–6
• consolidation of Vision Networks Holdings B.V.	7	18	–27
• investments grant to replace WIR allowances	8	8	24
• minority participating interests	181	23	48
• acquisition of subsidiaries, additional intangible fixed assets			
• amortization of brand name	–42	–38	-
• amortization of customer base	–64	–43	-
• amortization of goodwill	34	49	-
• amortization of other intangible fixed assets	–4	–4	-
• impairments	13,843	-	-
• exchange right	–5,472	5,525	-
• book profit NTT DoCoMo	-	–95	-
• minority interests	–1,892	128	-
• *cumulative effect of application of* SAB 101 to January 1, 2000 (net of taxes)	-	–157	-
• revenue recognition	–52	–9	-
• cumulative effect of application of SFAS Nos. 133 and 138 to January 1, 2001 (net of taxes)	–64	-	-
• derivative instruments	96	-	-
• tax effect of adjustments	–214	31	82
Profit after taxes under US GAAP	**–185**	**7,336**	**719**

PROFIT OR LOSS AFTER TAXES PER ORDINARY SHARE

IN EURO	2001	2000	1999
Profit or loss after taxes per ordinary share and per ADS	–0.15	7.45	0.75
Fully diluted profit or loss after taxes per ordinary share and per ADS	–0.15	6.69	0.75

SHAREHOLDERS' EQUITY

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Shareholders' equity under Dutch GAAP	**11,988**	**14,645**
Adjustments for:		
• employee and reorganization provisions	222	62
• capitalization of interest charges for UMTS licenses	734	179
• pension liabilities	–1,285	–1,346
• curtailment gain	197	-
• self-insurance	-	31
• capitalized software/software produced in-house	-	–3
• Stichting Werknemersaandelen KPN/TPG	–20	–20
• consolidation of Vision Networks Holdings B.V.	683	667
• investment grants to replace WIR allowances	–46	–54
• minority participating interests	205	67
• acquisition of subsidiaries, additional intangible fixed assets		
• Brand name	802	844
• Customer base	151	160
• Goodwill	–1,121	–1,100
• Other intangible fixed assets	52	56
• impairments	13,843	-
• exchange right	53	5,525
• minority interests	–1,860	32
• cumulative effect of application of SAB 101 to January 1, 2000 (net of taxes)	–157	–157
• revenue recognition	–61	–9
• cumulative effect of application of SFAS Nos. 133 and 138 to January 1, 2001 (net of taxes)	–51	-
• derivative instruments	92	-
• deferred taxes	200	414
Shareholders' equity under US GAAP	**24,621**	**19,993**

PROPORTIONALLY CONSOLIDATED PARTICIPATING INTERESTS

Proportional consolidation of joint ventures affected the following items in the consolidated balance sheet and the consolidated statement of income:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Balance sheet information			
Fixed assets	8,269	9,119	473
Current assets	452	821	894
Provisions and long-term liabilities	9,406	4,976	529
Current liabilities	1,718	6,195	290
Profits			
Total operating revenues	2,109	1,767	143
Profit on normal operations before taxes	**–911**	**–666**	**–117**

If KPN had not proportionally consolidated its joint ventures, the profit after taxes would not have changed. The net loss generated by KPN's share in the joint ventures amounted to EUR 879 million

(2000: a loss of EUR 646 million; 1999: a loss of EUR 108 million). The intangible assets of KPN BellSouth Holding are included in the consolidated balance sheet of KPN.

COMPREHENSIVE INCOME

In addition to the reconciliation of profit after taxes under Dutch principles and that under US principles, comprehensive income must be stated under US principles. This comprehensive income represents all changes in a company's shareholders' equity during a certain period, with the exception of payments by and distributions to shareholders.

COMPREHENSIVE INCOME

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Profit after taxes under US GAAP	**–185**	**7,336**	**719**
Adjustments for:			
• exchange rate differences through shareholders' equity	92	–1	10
• change in valuation of Infonet to market value	–32	–1,765	1,797
• derivative instruments (FAS No. 133)	9	-	-
Comprehensive income	**–116**	**5,570**	**2,526**

PENSION PROVISIONS UNDER US GAAP

In 2001, four main pension plans were applicable at KPN: two regular pension plans, an early retirement plan and a transitional arrangement.

Pension plans

The main KPN pension plan (the *Bpf-regeling*) provides pension for employees to whom the KPN Collective Labour Agreement (or CAO) applies. This is the majority of all KPN staff in The Netherlands. The plan is administered by *Stichting Pensioenfonds KPN*. A new pension plan was introduced in 2000. From April 1, 2000 the plan has changed into an defined benefit average pay plan that provides benefits from pensionable age 62 for the salary up to EUR 45,378. The accrued entitlements are increased every year. For the salary above EUR 45,378 a defined contribution plan is applicable. The new plan provides partner pension based on term insurance. An employee contribution is not applicable.

The second KPN pension plan (the *Opf-regeling*), which largely corresponds with the first plan, is intended for employees with an individual employment contract (to whom the CAO does not apply) and is administered by *Stichting Ondernemingspensioenfonds KPN*.

Pre-pension and early retirement plans

With the introduction of a pension plan with a pensionable age of 62, the pre-pension and early retirement plans have lapsed. However, in order to facilitate the introduction of a new pension plan a number of transitional plans has been set up.

The first transitional measure is that the former early retirement plan (VUT) remains applicable to employees in service at April 1, 1996 that were older than 55 or that were in service for more than 25 years at that date. Through this plan KPN provides a benefit of 80% of final pay from age 61 after 40 years of service. The pensionable age of this group remains 65 years. A second transitional arrangement is introduced for a supplementary pension payable when staff that are aged 35 or older on the implementation date of the new pension plan, are between the ages of 62 and 65. For employees aged 45 or older, KPN provides a supplement up to 80% of the average salary. For employees aged between 35 and 45, this supplement is 60% to 80% on a proportionate basis.

Restructuring

The restructuring, and related social plan, has had two effects. Firstly, the termination of employment has lead to the release of the effect of future salary increases in the determination of the liability. Secondly, because of the termination of employment, employees are no longer entitled to the early retirement plan (VUT). This leads to a release in the early retirement liability. However, these former employees are compensated otherwise. The cost of this compensation is presented under restructuring. The effect of the restructuring on the pension costs is considered a curtailment gain.

US GAAP calculation

For the provision of US GAAP information, the prospective pension obligation, i.e., the Projected Benefit Obligation (PBO), was determined in accordance with SFAS No. 87. Moreover, the Accumulated Benefit Obligation (ABO) was determined in accordance with SFAS No. 87.

The curtailment gain has been calculated in accordance with SFAS No. 88.

Assumptions

The assumptions used in this calculation are the following:

AS a %	12-31-2001	12-31-2000	12-31-1999
Actuarial interest	5.75	6.00	5.50
Wage inflation	3.00	3.00	3.00
Price inflation	2.00	2.00	2.00
Return on investment	9.50	9.50	9.50

Investment portfolio

The investment portfolio for pensions is managed by Stichting Bedrijfspensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN. The assets are carried at market value. The investment portfolio comprises the following:

AS a %	Strategic (as from 2001)	Current as of December 2001	Current as of December 2000	Current as of December 1999
Shares	58	56	55	63
Fixed-interest securities	35	34	37	32
Property	7	10	7	5
Cash and cash equivalents	-	-	1	-

Pension charges

Under SFAS No. 87, the pension charges for the years 2001, 2000 and 1999 can be broken down as follows:

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Service charges	–155	–172	–267
Interest charges	–240	–230	–263
Investment yield	338	340	221
	–57	**–62**	**–309**
Depreciation transition costs	–51	–51	–51
Depreciation prior-service charges	66	66	7
Depreciation of experience gain/loss	21	16	–47
	–21	**–31**	**–400**
Defined contributions	–7	–6	0
Employee contributions	12	10	23
Pension charges under SFAS 87 (US GAAP)	**–16**	**–27**	**–377**
Curtailment gain (SFAS 88)	**197**	**0**	**0**
Total pension charges/benefits under (US GAAP)	**181**	**–27**	**–377**
Pension charges under Dutch GAAP	–77	–100	–150
Supplementary pension charges/benefits under SFAS 87 (US GAAP)	**258**	**73**	**–227**

Balance sheet position

The balance sheet position of KPN as of December 31, 2001 and December 31, 2000 under SFAS No. 87 (Funded Status) was as follows:

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Accumulated Benefit Obligations	**–3,565**	**–3,245**
Projected Benefit Obligation	–4,297	–3,881
Current value of plan assets	3,363	3,493
Benefit obligation in excess of plan assets	**–934**	**–388**
Unrecognized net gain/loss	126	–682
Unrecognized prior-service chargers	–654	–760
Unrecognized net transition asset	70	133
Pension provisions under SFAS 87 (US GAAP)	**–1,392**	**–1,697**
Pension provision under Dutch GAAP	–304	–351
Additional pension obligation under SFAS 87 (US GAAP)	**–1,088**	**–1,346**

In 2001, the adjustment for additional minimum obligation was nil (2000: nil; 1999: nil).
An additional reduction of shareholders' equity did not take place in 2001 (2000: nil; 1999: nil).

Projected Benefit Obligation

In 2001 and 2000 the changes in the Projected Benefit Obligation were as follows:

AMOUNTS IN MILLIONS OF EURO	2001	2000
Projected benefit obligation beginning of year	**−3,881**	**−4,048**
Service charges	−143	−161
Interest charges	−240	−230
Employee contributions	−12	−10
Effect of new pension plan	0	-
Actuarial profit	−328	488
Benefits paid	89	80
Curtailment	218	0
Projected Benefit Obligation end of year	**−4,297**	**−3,881**
Statement of changes in plan assets		
Current value of plan assets beginning of year	**3,493**	**3,560**
Realized investment yield	−170	−59
Employer's contribution	117	62
Employee contributions	12	10
Contributions paid	−89	−80
Current value of plan assets end of year	**3,363**	**3,493**

Corporate Statement of Income

As the corporate financial information of Royal KPN N.V. is included in the consolidated financial statements, the corporate statement of income is presented in abridged form (Article 402, Book 2 of the Dutch Civil Code).

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999
Income from group companies after taxes	–13,140	–522	806
Other income and expense after taxes	5,645	2,396	22
Profit after taxes	**–7,495**	**1,874**	**828**

Corporate Balance Sheet

ASSETS

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
FIXED ASSETS		
Financial fixed assets [37]		
Participating interests and group companies	7,212	16,916
Loans to group companies and participating interests	3,144	6,962
Loans	30	36
Other financial fixed assets	176	92
Total fixed assets	**10,562**	**24,006**
CURRENT ASSETS		
Accounts receivable [38]	17,004	18,168
Prepayments and accrued income	59	34
Cash and cash equivalents	6,962	2,082
Total current assets	**24,025**	**20,284**
TOTAL	**34,587**	**44,290**

[..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

LIABILITIES

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Subscribed capital stock	541	289
Additional paid-in capital	15,039	8,111
Statutory reserves	601	3,187
Accumulated translation differences	104	11
Other reserves	−4,297	3,047
SHAREHOLDERS' EQUITY [39]	**11,988**	**14,645**
EXCHANGE RIGHT [40]	**712**	**6,048**
PROVISIONS		
Pension provisions	753	326
Other provisions	129	136
Total provisions	**882**	**462**
LONG-TERM LIABILITIES		
Loans	14,937	16,293
Accruals and deferred income	6	3
Total long-term liabilities	**14,943**	**16,296**
CURRENT LIABILITIES		
Other liabilities [41]	5,595	6,549
Accruals and deferred income	467	290
Total current liabilities	**6,062**	**6,839**
TOTAL	**34,587**	**44,290**

[..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

Notes to the Corporate Financial Statements

The corporate financial information of Royal KPN N.V. is included in the consolidated financial statements. The accounting principles are the same as those used in the consolidated financial statements.

[37] Financial fixed assets: EUR 10,562 million (2000: EUR 24,006 million)

AMOUNTS IN MILLIONS OF EURO	Group companies	Other participating interests	Loans to group companies and participating interests	Loans	Other financial fixed assets	Total
Balance at year-end 2000	**16,915**	**1**	**6,962**	**36**	**92**	**24,006**
Changes in 2001						
Exchange rate differences	98	-	-	-	-	98
Acquisitions/increases	11	-	3,076	-	72	3,159
Withdrawals/repayments	-	-	−3,551	−6	-	−3,557
Profit or loss	−13,140	-	-	-	−38	−13,178
Increase in deferred taxes	-	-	-	-	59	59
Transfer to short-term portion	-	-	−16	-	−9	−25
Other	3,327	-	−3,327	-	-	-
Balance of changes	**−9,704**	**-**	**−3,818**	**−6**	**84**	**−13,444**
Balance at year-end 2001	**7,211**	**1**	**3,144**	**30**	**176**	**10,562**

The equity of KPN Mobile at December 31, 2001 amounts to EUR 3,327 million negative. This negative equity is amongst other caused by the impairments on goodwill. At December 31, 2001 KPN has outstanding loans to KPN Mobile for an amount of EUR 19.7 billion. These loans may be converted into equity KPN Mobile. KPN has made a provision on its outstanding loans for the amount of the negative equity of KPN Mobile.

VISION NETWORKS HOLDINGS B.V.

In anticipation of the sale of the cable activities, in 1997, Royal PTT Nederland decided to turn Vision Networks N.V. into an independent entity. This was realized in 1998 by means of an internal legal demerger, for which an amount of EUR 772 million was charged against shareholders' equity of Royal PTT Nederland. This amount was transferred to the newly founded company Vision Networks Holdings B.V. (VNH). The shares in Vision Networks N.V. were contributed to VNH, in conjunction with an additional cash contribution of EUR 363 million. VNH is financially independent and can operate without guarantees or financial support from KPN. After the sale of the cable interests in the United Kingdom in 1998, 1999 saw the sale of the cable interests in France and Germany. VNH intends to sell the remaining interests in Poland and the Czech Republic in the near future. In 2001, VNH recorded a profit after taxes of EUR 7 million (2000: EUR 18 million; 1999: a loss of EUR 27 million). The losses of VNH for the years 1996-2001 were not included into KPN's statement of income.

VNH's shareholders' equity as of December 31, 2001 amounted to EUR 683 million (2000: EUR 667 million). VNH was recognized at cost (EUR 18,151) in KPN's 2001 financial statements. Should VNH have a positive shareholders' equity after the future sale of the remaining cable operations, this will directly accrue to KPN's shareholders' equity as part of the reserves available for free distribution.

CURRENT ASSETS

[38] Accounts receivable: EUR 17,004 million
(2000: EUR 18,168 million)

Accounts receivable can be specified as follows:

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Short term loans to group companies	16,661	18,168
Taxes	343	-
Accounts receivable	**17,004**	**18,168**

SHAREHOLDERS' EQUITY

[39] Shareholders' equity: EUR 11,988 million
(2000: EUR 14,645 million)

For a breakdown of shareholders' equity, please refer to the statement of changes in shareholders' equity and the notes thereto.

EXCHANGE RIGHT

[40] Exchange right: EUR 712 million
(2000: EUR 6,048 million)

At the date of issue of the exchange right to BellSouth as part of the consideration of the acquisition of 77.49% of E-Plus the fair value of the exchange right amounted to EUR 7,560 million.

BellSouth's exchange right entitled BellSouth to convert into either KPN of KPN Mobile shares. As a result, the value of the exchange right at the date of issue was attributed to both KPN and KPN Mobile based on the probability of exercise of the exchange into either KPN or KPN Mobile shares. A value of EUR 6,048 million was attributed to KPN.

On March 13, 2002 BellSouth exercised its right for KPN shares. The exchange right on December 31, 2001 is fully attributed to KPN and valued at EUR 712 million, being the fair value at the date of exchange. The release of the exchange right to the corporate statement of income of KPN amounted to EUR 5,336 million.

For details on the exchange right, please consult 'Notes to the Consolidated Balance Sheet'.

CURRENT LIABILITIES

[41] Other liabilities: EUR 5,595 million (2000: EUR 6,549 million)

Other liabilities included an amount of EUR 904 million in loans to group companies (2000: EUR 795 million).

Also included in other liabilities is a debt to Vision Networks Holdings B.V. of EUR 614 million (2000: EUR 635 million).

In 2001, other debts included an amount of EUR 137 million for payable tax and social security contributions (2000: EUR 196 million).

COMMITMENTS AND CONTINGENCIES

AMOUNTS IN MILLIONS OF EURO	12-31-2001	12-31-2000
Commitments by virtue of:		
• guarantees	46	44

KPN has issued several declarations of joint and several liability for several group companies, in compliance with Article 403, Book 2 of the Dutch Civil Code. These declarations of joint and several liability for several group companies is included in a complete list of subsidiaries and participating interests, which is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague.

The Hague, March 15, 2002

The Supervisory Board

A.H.J. Risseeuw
D.G. Eustace
V. Halberstadt
C.H. van der Hoeven
K. Hubée
Ms. M.E. van Lier Lels

The Board of Management

A.J. Scheepbouwer
J.M. Henderson
M. Pieters
L. Roobol
P. Smits

Auditor's report

INTRODUCTION

We have audited the financial statements of Royal KPN N.V., The Hague, for the year 2001. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the company as of December 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

The Hague, March 15, 2002
PricewaterhouseCoopers N.V.

Extracts from the Articles of Association on appropriation of net income

Under the Articles of Association (Article 35, Paragraph 1), 7% of the par value (EUR 0.48) will be paid out on the special share. On outstanding preference shares, a dividend is paid out equal to the average of the 12-month EURIBOR increased by 1%. If the 12-month EURIBOR is no longer determined, the dividend on preference shares is calculated based on the yield on state loans (Article 35, Paragraph 1). No preference shares were outstanding in 2001. Subsequently, subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of net income remaining after payment of the dividend on the special share and any preference shares will be transferred to the reserves (Article 35, Paragraph 2). The remaining net income will be distributed as dividend on the ordinary shares (Article 35, Paragraph 3).

APPROPRIATION OF NET INCOME

The net loss for 2001 amounting to EUR 7,495 million was charged to the free reserves.

Special control rights under the Articles of Association

SPECIAL SHARE

Form

The special share is in registered form only. No share certificate is issued for this share. The special share is held by The State of The Netherlands.

Voting and special rights

The special share entitles the holder thereof to cast two votes at the general meeting of shareholders. In addition, the following resolutions require approval of the holder of the special share:

- resolutions to issue shares and/or restrict or exclude preemptive rights;
- resolutions of the general meeting of shareholders to extend the designation of Board of Management as the competent body to issue shares and to restrict or exclude preemptive rights;
- resolutions of the general meeting of shareholders to authorize a corporate body to issue shares;
- resolutions of our Board of Management to call holders of Class A preference shares to pay up the remainder of the nominal value of the shares they hold;
- resolutions of our Board of Management to acquire or dispose of an amount of ordinary shares exceeding 1% of our issued capital of ordinary shares;
- resolutions of our Board of Management mentioned in article 25(3)(a) of our articles of association, i.e., to exercise the right to vote on shares in, among others, KPN Telecom B.V. with respect to a proposal involving: dissolving the company involved; a legal merger or demerger *(splitsing)* of the company involved; acquisition of its own shares by the company involved; amendment of the articles of association of the company involved relating to the competence of its general meeting of shareholders concerning any of the aforementioned three subjects of the company involved; and resolutions of our Board of Management to make capital expenditures which would reduce our shareholders' equity below 30% of our total capital according to our consolidated balance sheet;
- resolutions of our Board of Management to pay all or part of the dividends declared in respect of our ordinary shares in shares rather than in cash;
- proposals of our Board of Management to charge distributions to holders of ordinary shares to the distributable part of the shareholders' equity;
- resolutions of the general meeting of shareholders or of our Board of Management to: enter into a legal merger or demerger; dissolve the company; amend our articles of association if the amendment concerns among others: our corporate purpose insofar as it relates to carrying out the concessions or licenses (article 4); our authorized capital and the classes of shares insofar as it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle the holder to the result and/or the capital of the company or to the cancellation of the special share or the preference shares (article 5); distributions in shares or distributions charged to our reserves in so far as it relates to the approval of the holder of the special share (article 36); the transfer of the special share (article 17); the number of members of the Supervisory Board (article 27); the appointment of the members of the Supervisory Board insofar as it relates to the appointment by the Minister of Transport, Public Works and Water Management (article 28); any amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share, such as the approval rights listed above; and article 47 paragraph 2, in which these amendments which require approval of the holder of our special share are listed.

OPTIONS ON CLASS A PREFERENCE SHARES

The State has an option to subscribe for our Class A preference shares, which carry the same voting rights as ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase its voting rights to 51.0% of our voting capital. Upon exercise of the option only 25% of the nominal value of EUR 0.24 per Class A preference share needs to be paid. The remainder, amounting to EUR 0.18, is payable on call by resolution of our Board of Management, subject to the approval of the Supervisory Board and the State. We intend to propose to our annual general meeting of shareholders which is expected to be held on April 25, 2002 amendments to our articles of association in order to cancel the Class A preference shares.

LONG-TERM EQUITY INTEREST AND OPTION TO PURCHASE CLASS A PREFERENCE SHARES

If the State reduces its interest in us to one-third of our voting capital, and we thereafter wish to issue ordinary shares, the State may preserve its holding one-third of our voting capital by not approving the proposed issuance of ordinary shares or by participating pro rata in such issuance in proportion to its holding of our voting capital. If the State approves a proposed issuance of ordinary shares it may maintain voting rights equal to one-third of our voting capital by using the option to acquire Class A preference shares. This option will not – even in part – be exercised for the sole or additional purpose of protecting us from undesirable shareholders' influence.

THE FOUNDATION FOR THE PROTECTION OF KPN (STICHTING BESCHERMING KPN)

The issue of Class A preference shares to the State does not preclude the issue of Class B preference shares to the Foundation for the Protection of KPN ('the Foundation'), which may represent greater voting rights than the Class A preference shares issued to the State. The Foundation for the Protection of KPN was organized to care for our interests, and those of other interested parties, such as shareholders and employees, by, among other things, protecting us from influences which may threaten our continuity, independence and identity. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in the sense referred to in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam.

The independent members of the Board of the Foundation are Mr. H.B. van Liemt (chairman), Professor J.M.M. Maeijer (deputy chairman), Professor P. Bouw and Professor L. Koopmans. The Chairman of our Supervisory Board, Mr. A.H.J. Risseeuw, also is a member of the Board of the Foundation.

We have a put option to place a number of our Class B preference shares (which have the same voting rights as ordinary shares) not exceeding the total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as the parties may agree) with the Foundation. In addition, the Foundation has a call option to acquire a number of Class B preference shares from us not exceeding the total issued amount of ordinary shares, Class A preference shares and the special share, minus one share and minus any shares already issued to the Foundation. Upon exercise of the option only 25% of the nominal value of EUR 0.24 per Class B preference share needs to be paid. The remainder amounting to EUR 0.18 is payable on call by resolution of our Board of Management, subject to the approval of the Supervisory Board.

Code for the Prevention of Insider Dealing

On April 19, 1999, our Code for the Prevention of Insider Dealing became effective. In this code, the changed provisions of the Dutch Securities Transactions Supervisory Act, which also became effective in April 1999, were included.

Subsequent events

On January 18, 2002, we issued 2,149,071 ordinary shares in connection with the bonus share program of our equity offering in November 2000.

On January 30, 2002, we reached an agreement with BellSouth on the exchange of their 22.51% interest in E-Plus for 234.7 million, or 9.42%, of our ordinary shares. The transaction was completed on March 13, 2002. As a result of this transaction, we have full control of E-Plus. Under the agreement with BellSouth, we assumed approximately EUR 2.15 billion (100%) of E-Plus' shareholder loans from BellSouth by borrowing this amount under the USD 3.0 billion subordinated loan facility between us and BellSouth. The transaction with BellSouth will impact our financial statements as follows:

- The issue of the 234.7 million shares with a value of EUR 1,253 million will be accounted for within shareholders' equity.
- The fair value of the 22.51% interest in E-Plus amounting to EUR 541 million will be included in the balance sheet. The difference between the fair value of the 22.51% interest in E-Plus of EUR 541 million and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus on March 13, 2002, will be accounted for as goodwill. The goodwill is estimated at EUR 1.3 billion.
- As from March 13, 2002, E-Plus and related borrowings will be fully consolidated in our financial statements. This will lead, among other things, to additional net debt in our consolidated net debt position of approximately EUR 0.9 billion (based on December 31, 2001 figures).

On February 4, 2002, we completed the sale of our 44.66% interest in Pannon GSM, the Hungarian mobile operator, to Telenor SA for EUR 603 million in cash.

On February 5, 2002, we signed a letter of intent with Atos Origin relating to our End User Services business. Under the agreement, Atos Origin will manage these services for a minimum period of six years, and approximately 700 KPN employees will be transferred to Atos Origin. The transaction is subject to approval of the relevant Work Councils and the Dutch competition authority.

On February 18, 2002, E-Plus and NTT DoCoMo agreed to transfer and license technologies for the launch of a mobile Internet service in Germany, similar to NTT DoCoMo's i-mode. E-Plus has now licensed the same technologies as has KPN Mobile in the Netherlands and KPN Orange in Belgium. Additionally, we announced the introduction of i-mode services in Europe on March 4, 2002 for mobile data services, combining user-friendly mobile handsets with an attractive array of services and e-mail.

On March 14, 2002, we and Volker Wessels Stevin, or VWS, agreed that VWS will acquire a 55% interest in KPN Network Construction B.V. that employs 1,650 people. It is expected that VWS will acquire the remaining 45% on January 1, 2005.

On March 18, 2002, KPN announced a tender offer to buy back part of the outstanding EUR 1.5 billion 6.05% Floating Rate Notes due June 13, 2003.

On March 19, 2002, BellSouth has sold its 234.7 million shares KPN.

FIVE-YEAR SUMMARY

AMOUNTS IN MILLIONS OF EURO	2001	2000	1999	1998	1997*
Operating revenues:					
• Fixed-network Services	5,909	5,490	4,979	4,593	
• Mobile Communications	4,673	5,861	1,748	1,274	
• Data/IP	1,678	1,407	1,601	617	
• ICM	786	683	573	516	
• Other activities	1,628	1,551	1,501	1,598	
• Internal revenues	−1,815	−1,481	−1,270	−614	
Total operating revenues	**12,859**	**13,511**	**9,132**	**7,944**	**7,117**
Operating profit					
• Fixed-network Services	960	1,475	1,232	1,769	
• Mobile Communications	−14,130	1,603	234	114	
• Data/IP	−146	−53	289	−16	
• ICM	−210	−132	−91	−72	
• Other activities	−910	−176	−611	−220	
Operating profit	**−14,436**	**2,717**	**1,053**	**1,575**	**1,492**
Financial income and expenses	5,468	−906	−296	−212	−232
Taxes	−11	−318	−186	−481	−431
Income from participating interests	−81	249	253	42	49
Net group profit or (loss) after taxes	**−9,060**	**1,742**	**824**	**924**	**878**
Minority interests	1,565	132	4	-	-
Profit or (loss) on normal operations after taxes	**−7,495**	**1,874**	**828**	**924**	**878**
Extraordinary expense after taxes	-	-	-	−236	-
Profit or (loss) after taxes	**−7,495**	**1,874**	**828**	**688**	**878**
Profit or (loss) after taxes per ordinary share (non-diluted) [1]	−5.88	1.90	0.87	0.73	0.94
Profit or (loss) after taxes per ordinary share on a fully diluted basis [1]	−5.88	1.71	0.87	0.73	0.94

* As of January 1, 2001, resulting from a revised strategy for the Fixed-network Services segment, we created a new business unit within that segment called Broadband Networks. Accordingly, all comparative financial information for the year 2000 and 1999 have been restated in order to reflect the new organizational structure. Comparative financial information for the year 1998 and 1997 have not been restated. With regard to 1997 no segmented figures are available.

1) Restated for the effect of the two-for-one share split which occurred on June 5, 2000, as if the share split took place as of January 1, 1997.

INFORMATION PER QUARTER

AMOUNTS IN MILLIONS OF EURO	Q4/2001	Q3/2001	Q2/2001	Q1/2001	Q4/2000	Q3/2000	Q2/2000	Q1/2000
Operating revenues								
• Fixed-network Services	1,473	1,454	1,535	1,447	1,451	1,326	1,397	1,316
• Mobile Communications	1,433	1,126	1,086	1,028	1,038	3,256	944	623
• Data/IP	447	430	436	365	412	348	330	317
• ICM	241	194	182	169	191	171	163	158
• Other activities	385	392	468	383	393	385	374	399
• Internal revenues	−468	−411	−505	−431	−238	−424	−511	−308
Total operating revenues	**3,511**	**3,185**	**3,202**	**2,961**	**3,247**	**5,062**	**2,697**	**2,505**
Operating profit								
• Fixed-network Services	104	233	307	316	367	293	401	414
• Mobile Communications	−13,640	−93	−144	−253	−275	2,090	−216	4
• Data/IP	−68	−26	−27	−25	−25	−12	−10	−6
• ICM	−64	−13	−92	−41	−42	−31	−41	−18
• Other activities	−647	3	−223	−43	−45	-47	−14	−70
Operating profit	**−14,315**	**104**	**−179**	**−46**	**−20**	**2,293**	**120**	**324**
Financial income and expenses	6,551	−313	−316	−454	−193	−320	−234	−159
Taxes	275	−93	−91	−102	52	−104	−138	−128
Income from participating interests	−120	11	18	10	21	32	45	151
Minority interests	1,383	60	69	53	87	45	-	-
Profit or loss on normal operations after taxes	**−6,226**	**−231**	**−499**	**−539**	**−53**	**1,946**	**−207**	**188**
Extraordinary income and expense	-	-	-	-	-	-	-	-
Profit or loss after taxes	**−6,226**	**−231**	**−499**	**−539**	**−53**	**1,946**	**−207**	**188**
Profit or (loss) after taxes per ordinary share (non-diluted) (1)	−3.53	−1.04	−0.86	−0.45	0.29	2.01	−0.02	0.20
Profit or (loss) after taxes per ordinary share on a fully diluted basis (1)	−3.53	−1.04	−0.86	−0.45	−0.26	1.81	−0.02	0.18

1) Restated for the effect of the two-for-one share split which occurred on June 5, 2000, as if the share split took place as of January 1, 2000.

KPN attaches great importance to good communication with its shareholders, other capital providers and their agents, and financial analysts. Following the publication of the annual and interim figures, members of the Board of Management hold presentations for analysts and institutional investors, both in the Netherlands and abroad. For up-to-date information, please visit the website www.kpn.com. The site is used for, for example, live broadcasts of press conferences and of analysts meetings where KPN's figures are presented.

Dividend and dividend policy

On November 23, 2001 KPN announced the suspension of payment of dividend with effect from the year 2001. It is KPN's intention to resume the payment of cash dividends as KPN's financial condition improves. However KPN's EUR 2.5 billion revolving credit facility currently prohibits KPN from paying cash dividends on its ordinary shares.

Shares

NUMBER OF OUTSTANDING SHARES

The total number of outstanding shares as of December 31, 2001 was as follows:

	Number	%
Number of shares State of The Netherlands [1]	781,966,893	34.7
Number of freely marketable shares	1,472,180,913	65.3
Total [2]	**2,254,147,806**	**100**

1) Excluding the special share held by the State of The Netherlands.

2) Excluding 234.7 million shares issued to BellSouth on March 13, 2002.

GEOGRAPHICAL SPREAD OF FREELY MARKETABLE SHARES AT THE END OF 2001


The Netherlands
1 Private 13%
2 Institutional 14%
Abroad
3 Private 1%
4 USA institutional 16%
5 UK institutional 17%
6 Other countries inst. 39%

PER-SHARE INFORMATION [1]

PER ORDINARY SHARE OR PER ADS IN EURO	2001	2000	1999
Non-diluted profit after taxes	−5.88	1.90	0.87
Diluted profit after taxes [2]	-	1.71	0.87
Dividend [3]	-	0.53	0.53
Interim dividend [3]	-	0.18	0.18
Final dividend [3]	-	0.35	0.35
Pay-out	0%	27.9%	61.2%
Share prices at Euronext Amsterdam			
• highest	17.57	73.46	48.11
• lowest	2.21	12.05	18.02
• at year end	5.71	12.26	48.11
Price-earnings ratio at year end	**-**	**7.87**	**55.71**
Number of outstanding shares (exclusive of the State's special share)			
• at year end	2,254,147,806	1,203,652,642	958,730,932
• on average (weighted)	1,274,495,172	984,891,875	955,769,964
Average daily trading volume at Euronext Amsterdam (x 1,000)	**14,062**	**11,638**	**5,144**

1) Calculated with retroactive effect to January 1, 1998, taking account of the effects of the two-for-one share split of June 2000.

2) Fully diluted (dilution in relation to the exchange right and warrant issued to BellSouth, the convertible bond loan, the bonus shares to be issued, and the options granted within the scope of management and staff option plans).

3) The 2000 dividend was a dividend in shares.

KPN SHARE PRICE MOVEMENTS



1997
1998
1999
2000
2001
70
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
KPN (SHARE PRICE IN EURO)
AEX (REBASED TO SHARE PRICE ON JAN 1, 1997)

Increases in group equity during 2001

On November, 2001 KPN announced a public offering of new shares for a total amount of EUR 5 billion. The bookbuilding closed succesfully on December 6, 2001. A number of new shares of 1,020,408,163 was issued at EUR 4.90 per share. The net proceeds of this offering amounted to EUR 4,843 billion.

In 2002 KPN's Group equity has decreased from EUR 16.4 billion to EUR 12.2 billion. This was mainly due to the public offering and the impairment on goodwill.

On March 13, 2001 KPN has issued 234,700,000 shares to BellSouth in exchange for its 22.51% interest in E-Plus.

Information for shareholders

For more information, please contact:

KPN Investor Relations
G.L.H. Nijman
tel. +31 70 446 09 86
fax +31 70 446 05 93
ir@kpn.com
www.kpn.com

Financial calendar 2002

April 25, 2002
General Meeting of Shareholders
2 p.m., Congress Center 'De Meervaart', Amsterdam

May 21, 2002
Publication of figures for the first quarter of 2002

August 21, 2002
Publication of figures for the second quarter of 2002

November 15, 2002
Publication of figures for the third quarter of 2002

Dates may be subject to change.

LIST OF TERMS

ADS
American Depository Share.

ADSL
Asymmetric Digital Subscriber Line.
With ADSL, transmissions from provider to user take place at a higher rate than from user to provider. ADSL allows high-speed digital communication, including video signals, across an ordinary twisted-pair copper phone line and it requires an ADSL modem.

ARPU
Average Revenue Per User.

Bandwidth
(Maximum) capacity of a transmission path.

BIPT
Belgian Institute for Postal services and Telecommunications.

Broadband
Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division multiplexing.

Carrier Select
Method to opt for a different operator by entering an access code.

CityRing
Fiber optics access network for data and Internet traffic in/across several Dutch cities.

Co-location
The provision of space and technical facilities (such as power supply and air-conditioning) for a customer's telecommunications equipment on the service provider's premises, in the framework of interconnection or special access.

Content
The information presented on Internet sites, including its structure.

CPS
Carrier pre-selection.
With CPS a customer is no longer required to dial the Carrier Select Code. The end-user can dial the Carrier Select Code via an interactive Voice Response System.

Dark fiber
Fiber optics cables that have not yet been connected to transmission equipment.

DCS 1800
Digital Cellular System 1800.
Mobile telephone network.

EuroRing
Fiber-optic network for the purpose of data and Internet traffic that runs through several European cities.

GPRS
General Packet Radio Service.
Particularly suited for voice, text and images. GPRS is an application which enables data packet switching via the GSM network as well as via the existing voice communication. GPRS will complement the existing CSD (Circuit Switched Data) of the GSM system. GPRS is based on the Global System for Mobile communications.

GSM
GSM is a second-generation, digital mobile telephone system that is widely used in Europe and other parts of the world to send and receive voice and data.

i-mode
Mobile data service developed and launched by NTT DoCoMo.

IP
Internet Protocol (IP) is the method or protocol by which data is sent from one computer to another on the Internet. One of the responsibilities of the IP protocol is data communications between all computers and networks connected to the Internet.

ISDN
Integrated Services Digital Network
A worldwide digital communications network evolving from existing telephone services. A standard ISDN-connection consists of three channels, i.e., two B channels to carry data and voice at a speed of 64 Kbps and one D channel to carry control information at a speed of 16 Kbps.

ISO
International Organization for Standardization.
Organization responsible for setting standards and protocols, e.g., for datacommunications and networks.

ISP
Internet Service Provider.
A company that provides individuals and other companies access to the Internet. Therefore, ISP maintains one or more connection points to Internet for ISP subscribers. An ISP itself can be subcontractor of an ISP that maintains connected with its Internet backbone.

Lambda
KPN's national fiber-glass network in The Netherlands.

LAN
Local Area Network.
A group of computers and other devices with connections within a small geographic area (e.g., within an office building). This in contrast with WAN (Wide Area Network), which has connections that are geographically dispersed.

MDF Access
Main Distribution Frame.
Allows other telecom companies to access the local network, enabling them to connect with their customers through the main KPN distribution frame.

MxStream
Brand name of broadband services and Internet technologies introduced to the market by KPN Telecom. MxStream is KPN's first ADSL-based broadband service that enables broadband connections via regular telephone lines. MxStream allows an analog line to be upgraded to a broadband connection, which transfers large files at high speed.

NMa
Nederlandse Mededingingsautoriteit (Dutch Competition Authority).
The NMa is the authority responsible for monitoring compliance with competition rules.

NMT
Nationale Mobiele Telefonie (National Mobile Telephony).
First-generation analog mobile communications, ended in The Netherlands in 1999.

OPTA
Onafhankelijke Post en Telecommunicatie Autoriteit (Independent Post and Telecommunications Authority).
Commission established by the government for the purposes of monitoring the deregulation of the telecommunications market.

Portal
Platform offering service providers and their customers access to fixed or mobile data services.

PSTN
Public Switched Telephone Network.
Traditional telephone system that runs through copper cables (voice up to 64 kbps, data up to 56 kbps).

SDH
Synchronous Digital Hierarchy.
A standard technology for synchronous data transmission on optical media at very high speeds of 155 mbps and higher.

SIM card
Subscriber Identity Module card.
A chip card inserted into a mobile phone, which contains information, such as telephone numbers and memory for storing a directory.

SMS
Short Message Service.
SMS is a service for sending messages of up to 160 characters to mobile phones that use Global System for Mobile (GSM) communications.

TMT
Technology, Media and Telecommunication.

UMTS
Universal Mobile Telecommunications System.
One of the major new third-generation mobile communications systems being developed. UMTS is suited to deliver voice, text, music and animated images. Through UMTS data can be sent at almost the same speed as through ISDN.

WAN
Wide Area Network.
A network which connects geographically separated areas: i.e., it is not restricted to one location or building.

WAP
Wireless Application Protocol.
An open, global specification that gives mobile users with wireless devices direct access to the Internet.

Colophon

Published by
Royal KPN N.V.
P.O. Box 30000
2500 GA The Hague
The Netherlands

Chamber of Commerce The Hague
registration number 02 04 52 00

Design
Ontwerpbureau Smidswater BNO, The Hague

Photography
Freek van Arkel, Rotterdam

Typeset and print
PlantijnCasparie Capelle a/d IJssel

Translation
DBF Communication, Alphen a/d Rijn

Production and coordination
Henk Donderwinkel

KPN is listed on the Amsterdam, Frankfurt, London and New York stock exchanges. Foreign companies listed on the New York Stock Exchange (NYSE) are required to publish an Annual Report on Form 20-F ('Form 20-F'), a report drawn up in accordance with US laws and regulations. In some instances, the information provided in Form 20-F goes beyond the information provided in this annual report.

The information contained in Form 20-F includes among others:

- a more detailed qualitative description of the company and its activities;
- information concerning risk factors in relation to the KPN Group, the telecommunications market, legislation and our shares;
- information about major contracts;
- a discussion on KPN's critical accounting policies; and
- a quantitative and qualitative analysis of market risks (a sensitivity analysis).

For more information, please visit:

www.kpn.com

This is the English translation of the official Dutch 2001 Annual Report. An attempt has been made to be as literal as possible without jeopardizing overall consistency. Differences inevitably occur in translation, and in such cases, the Dutch annual report will prevail.

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